

MGM Resorts International 2012 Annual Report

A NEW ERA

A LANDMARK YEAR


MGM

DEAR SHAREHOLDERS,

2012 was a landmark year for MGM Resorts International. We made major balance sheet improvements, upgraded our properties and implemented key management changes. All of these steps will play a key role in the future success of our business.

In 2012, we achieved strong net revenue and adjusted property EBITDA growth including a record year of results at MGM China. Our success was driven by our focus on maximizing market share and profitability in an improving Las Vegas market while focusing on key performance indicators and maximizing table yields in Macau.

With all that we have accomplished in 2012, I believe we are very well positioned for 2013. I consider this to be the beginning of a new era for MGM Resorts International. We have a great deal to look forward to and are already off to a busy start in 2013.

2012




MGM GRAND


THEhotel
MANDALAY BAY

HERE ARE A FEW HIGHLIGHTS OF WHAT WE HAVE ACCOMPLISHED AND ARE WORKING ON:

We made transformational balance sheet improvements

In December of 2012, we completed a comprehensive refinancing transaction that will save the Company approximately $230 million per year in annual interest expense. Consistent with our strategy, these transactions allow us to maximize free cash flow and further enhance our Company's deleveraging efforts.

We are enhancing our properties

We continue to make strategic capital enhancements across our properties to offer fresh experiences to our guests. In 2012, we fully remodeled the rooms and suites in MGM Grand's main tower as well as the guest rooms in Bellagio's Spa Tower. In 2013, we have opened Hakkasan at the MGM Grand, a luxury restaurant, lounge and nightclub. At Mandalay Bay, we will open *Michael Jackson ONE*™ by *Cirque du Soleil*® and in partnership with The Light Group will welcome two new restaurants as well as Light Nightclub and Dayclub. In addition, we will soon begin remodeling and rebranding THEhotel as Delano Las Vegas. We also recently announced plans to begin construction of a new indoor arena in partnership with AEG, one of the world's leading sports and entertainment companies. This arena will serve as the centerpiece of an outdoor plaza, which will connect Monte Carlo and New York-New York in an entertainment district. We believe these new products will allow us to gain market share on the Las Vegas Strip as we move forward in this new era.



MGM CHINA

MGM China had another year of record results

Net revenues increased by 8% year over year and adjusted property EBITDA before branding fee increased 10%.

MGM Cotai is underway

In February of this year, we broke ground on what we believe will be the most exciting resort on Cotai. Our plans call for 1,600 rooms, 2,500 slot machines and 500 tables. We are on track for an opening in the first half of 2016.


MGM
MGM


Aria

REACHING THE TOP


CIRQUE DU SOLEIL
ZARKANA

ARIA is on the rise

Cirque du Soleil show *Zarkana*™ opened in November at ARIA. New restaurant offerings include: Javier's, a fine Mexican dining experience; Tetsu, with Japanese cuisine prepared on teppan grills; and a remodeled buffet. These additions and enhancements are driving a broader base of customers and increased occupancy.

Massachusetts

With the proposal that offers the greatest benefit to the city of Springfield, we believe we have the best chance of earning the Western Massachusetts gaming license.




MGM
JEWELERS
MGM


SITE
NATIONAL HARBOR

Maryland

In the fall of 2012, we won voter approval in Maryland to compete to build a new casino along the banks of the Potomac. In May, we submitted our proposal for MGM National Harbor, a beautiful destination resort minutes from our nation's capital. We know that we build the best resorts, and we confidently await a decision before the end of the year.

WE ARE WORKING TO EXPAND IN KEY NORTH AMERICAN REGIONS

Ontario

We have forged a partnership with Cadillac Fairview, the premier real estate developer in Canada, and with them we will pursue the exciting prospect of developing a resort in the greater Toronto area.





ONWARD AND UPWARD

Our properties continue to stun, and we have the awards to prove it.

In Las Vegas, MGM Resort's properties captured half of all the prestigious AAA Four- and Five-Diamond awards given in recognition of travel excellence. Fifteen of our resorts achieved the Green Key rating for environmental conservation, up from 12 last year. *Forbes Travel Guide* has recognized 24 of our hotels, restaurants and spas with its elite Four- and Five-Star Awards. We are especially proud of the honor bestowed on us by *PR News* for having the finest corporate responsibility programs among the nation's largest employers. MGM Resorts was the first gaming company ever to win the award.

Such awards underscore something we have worked very hard to achieve: a cultural change in our Company, where we are united by one vision and mission. In a manner representative of the unique character of our Company and industry, we created a fully realized professional stage show, *"Inspiring Our World,"* with an incredible cast consisting entirely of our talented employees.

"Inspiring Our World" has been performed across the country, celebrating our unity of mission to engage, entertain and inspire each of our guests. As we continue to improve our Company culture, we further elevate employee morale, and with that we ultimately strengthen customer service and satisfaction.



A NEW ERA

With all we have accomplished since our last shareholders' meeting, I believe our Company is entering a new era. MGM Resorts is poised to benefit from our property improvements, strategic marketing initiatives and market growth. I truly believe our best days lie ahead.

All that we have achieved – all that we will achieve – is a testament to the incredible dedication and service our men and women bring to our properties every day. With great excitement, I look forward to entering this new era at MGM Resorts International with our customers, our employees and with you, our shareholders.

Jim

Jim Murren
Chairman and Chief Executive Officer

THANK YOU


Inspiring Our
WORLD

Thank you to all of the men and women who dedicated their time, talent and energy to "*Inspiring Our World.*"

You have touched thousands of lives with your message, and we are proud to enter this new era with such an extraordinary team inspiring us every day.



MGM RESORTS INTERNATIONAL™

2012 Annual Report — Financial Section

CONTENTS



SEC MAIL PROCESSING
RECEIVED
APR 29 2013
WASH. D.C.
193
SECTION

SELECTED FINANCIAL DATA

The following reflects selected historical financial data that should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Net revenues	$ 9,160,844	$ 7,849,312	$ 6,056,001	$ 6,010,588	$ 7,231,273
Operating income (loss)	80,526	4,057,146	(1,158,931)	(963,876)	(195,986)
Net income (loss)	(1,616,912)	3,234,944	(1,437,397)	(1,291,682)	(921,669)
Net income (loss) attributable to MGM Resorts International	(1,767,691)	3,114,637	(1,437,397)	(1,291,682)	(921,669)
Earnings per share of common stock attributable to MGM Resorts:					
Basic:					
Net income (loss) per share	$ (3.62)	$ 6.37	$ (3.19)	$ (3.41)	$ (3.29)
Weighted average number of shares	488,988	488,652	450,449	378,513	279,815
Diluted:					
Net income (loss) per share	$ (3.62)	$ 5.62	$ (3.19)	$ (3.41)	$ (3.29)
Weighted average number of shares	488,988	560,895	450,449	378,513	279,815
At year-end:					
Total assets	$ 26,284,738	$ 27,766,276	$ 18,951,848	$ 22,509,013	$ 23,265,519
Total debt, including capital leases	13,589,907	13,472,263	12,050,437	14,060,270	13,470,618
Stockholders' equity	8,116,016	9,882,222	2,932,162	3,804,049	3,907,978
MGM Resorts stockholders' equity	4,365,548	6,086,578	2,932,162	3,804,049	3,907,978
MGM Resorts stockholders' equity per share	$ 8.92	$ 12.45	$ 6.00	$ 8.62	$ 14.13
Number of shares outstanding	489,234	488,835	488,513	441,222	276,507

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

Acquisitions and Dispositions

- In 2009, we sold the Treasure Island casino resort ("TI") in Las Vegas, Nevada and recorded a gain on the sale of $187 million. The results of TI were not recorded as discontinued operations, as we believed significant customer migration would occur between TI and our other Las Vegas Strip resorts.
- In 2011, we acquired an additional 1% of the overall capital stock in MGM China (and obtained a controlling interest) and thereby became the indirect owner of 51% of MGM China. We recorded a gain of $3.5 billion on the transaction. As a result of our acquisition of the additional 1% share of MGM China, we began consolidating the results of MGM China on June 3, 2011 and ceased recording the results of MGM Macau as an equity method investment.

Other

- In 2008, we recorded a $1.2 billion non-cash impairment charge related to goodwill and indefinite-lived intangible assets recognized in the Mandalay acquisition.
- In 2009, we recorded non-cash impairment charges of $176 million related to our M Resort note, $956 million related to our investment in CityCenter, $203 million related to our share of the CityCenter residential inventory impairment, and $548 million related to our land holdings on Renaissance Pointe in Atlantic City and capitalized development costs related to our MGM Grand Atlantic City Project.

- In 2010, we recorded non-cash impairment charges of $1.3 billion related to our investment in CityCenter, $166 million related to our share of the CityCenter residential real estate impairment, and $128 million related to our Borgata investment.
- In 2010, we recorded a $142 million net gain on extinguishment of debt in connection with our 2010 senior credit facility amendment and restatement.
- In 2011, we recorded non-cash impairment charges of $26 million related to our share of the CityCenter residential real estate impairment, $80 million related to Circus Circus Reno, $23 million related to our investment in Silver Legacy and $62 million related to our investment in Borgata.
- In 2012, we recorded non-cash impairment charges of $85 million related to our investment in Grand Victoria, $65 million related to our investment in Borgata, $366 million related to our land on the north end of the Las Vegas Strip, $167 million related to our Atlantic City land and $47 million for the South Jersey Transportation Authority special revenue bonds we hold.
- In 2012, we recorded $18 million related to our share of the CityCenter residential real estate impairment charge and $16 million related to our share of CityCenter's Harmon demolition costs.
- In 2012, we recorded a $563 million loss on debt retirement in connection with the February 2012 amendment and restatement of our senior credit facility and in connection with our December 2012 refinancing transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Our primary business is the ownership and operation of casino resorts, which includes offering gaming, hotel, convention, dining, entertainment, retail and other resort amenities. We believe that we own and invest in several of the premier casino resorts in the world and have continually reinvested in our resorts to maintain our competitive advantage. Most of our revenue is cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. We rely heavily on the ability of our resorts to generate operating cash flow to repay debt financings, fund capital expenditures and provide excess cash flow for future development. We have historically made significant investments in our resorts through the addition of new restaurants, entertainment, nightlife offerings as well as other new features and amenities. In addition, we have made regular capital investments to maintain the quality of our hotel rooms and public spaces.

Cash flows generated by our wholly-owned domestic resorts in 2012 improved compared to 2011 and 2010 and we expect that trend to continue in 2013 despite continued economic uncertainty. Visitation to Las Vegas was up 2% in 2012 and room inventory has peaked with limited new rooms supply planned in the near term.

In Macau, cash flows from operations improved significantly in 2012 led by strong gaming volumes. Despite continued concerns about economic instability in China and the implementation of new smoking restrictions in Macau, we expect the Macau market to continue to grow. In 2012, the pace of growth slowed down, but casino revenues for the Macau market still grew 14% over 2011 with a significant increase in main floor volumes.

Our results of operations are also affected by decisions we make related to our capital allocation, our access to capital and our cost of capital. During 2012, we executed a number of transactions which have greatly improved our cost of capital, extended our debt maturities and provided capital for future growth projects. See "Principal Debt Arrangements" for further discussion of our debt agreements and related covenants and "Contractual Obligations" for debt maturities and interest obligations as of December 31, 2012. In 2012, we completed the following transactions:

- In January, we issued $850 million of 8.625% senior notes due 2019 for net proceeds of approximately $836 million;
- In February, we amended and restated our senior credit facility, which reduced LIBOR spread and LIBOR floor for extending loans, as well as extended maturities to 2015;
- In March, MGM China Limited ("MGM China") paid an approximately $400 million dividend, of which we received approximately $204 million and approximately $196 million was distributed to noncontrolling interests;
- Also in March, we issued $1.0 billion of 7.75% senior notes due 2022 for net proceeds of approximately $986 million;
- In September, we issued $1.0 billion of 6.75% senior notes due 2020 for net proceeds of approximately $986 million;
- In October, MGM China and MGM Grand Paradise, S.A. ("MGM Grand Paradise") as co-borrowers, amended and extended their credit facility and increased the facility's capacity to $2.0 billion, which will be used for the development of the proposed Cotai resort and for general corporate purposes; and
- In December, we completed a transaction which included the amendment and restatement of our senior credit facility, which increased its capacity to $4.0 billion and extended its maturity, and the issuance of $1.25 billion of 6.625% senior notes due 2021 for net proceeds of approximately $1.23 billion. We used the proceeds from these transactions, together with cash on hand, to complete the tender offers and redemption and satisfaction and discharge of all of our outstanding

13% senior secured notes due 2013, 10.375% senior secured notes due 2014, 11.125% senior secured notes due 2017 and 9% senior secured notes due 2020.

In addition, in February 2013, MGM China's Board of Directors declared a special dividend of approximately $500 million which will be paid to shareholders of record as of March 11, 2013, and distributed on or about March 18, 2013. We will receive approximately $255 million, representing 51% of such dividend.

While we are focused on continuing to improve our financial position and lower our interest costs, we are also dedicated to capitalizing on development opportunities. In Macau, we plan to spend approximately $2.6 billion, excluding land and capitalized interest, to develop a resort and casino featuring approximately 1,600 hotel rooms, 500 gaming tables, and 2,500 slots built on an approximately 17.8 acre site in Cotai, Macau. In addition, we have been actively pursuing development opportunities in markets such as Maryland, Massachusetts and Toronto.

Reportable Segments

We have two reportable segments that are based on the regions in which we operate: wholly owned domestic resorts and MGM China. We currently operate 15 wholly owned resorts in the United States. MGM China's operations consist of the MGM Macau resort and casino ("MGM Macau") and the potential development of a gaming resort in Cotai. We have additional business activities including investments in unconsolidated affiliates, our MGM Hospitality operations and certain other corporate and management operations. CityCenter is our most significant unconsolidated affiliate, which we also manage for a fee. Our operations that are not segregated into separate reportable segments are reported as "corporate and other" operations in our reconciliations of segment results to consolidated results.

Wholly owned domestic resorts. At December 31, 2012, our wholly owned domestic resorts consisted of the following casino resorts:

Las Vegas, Nevada:	Bellagio, MGM Grand Las Vegas (including The Signature), Mandalay Bay, The Mirage, Luxor, New York-New York, Excalibur, Monte Carlo and Circus Circus Las Vegas.
Other:	MGM Grand Detroit in Detroit, Michigan; Beau Rivage in Biloxi, Mississippi; Gold Strike Tunica in Tunica, Mississippi; Circus Circus Reno in Reno, Nevada; Gold Strike in Jean, Nevada; and Railroad Pass in Henderson, Nevada.

Over half of the net revenue from our wholly owned domestic resorts is derived from non-gaming operations including hotel, food and beverage, entertainment and other non-gaming amenities. We utilize our significant convention and meeting facilities to maximize hotel occupancy and customer volumes during off-peak times such as mid-week or during traditionally slower leisure travel periods, which also leads to better labor utilization. Our operating results are highly dependent on the volume of customers at our resorts, which in turn affects the price we can charge for our hotel rooms and other amenities. We market to different customer groups to manage our hotel occupancy, such as targeting large conventions to increase mid-week occupancy. As a result of our leveraged business model, our operating results are significantly affected by our ability to generate operating revenues. Also, we generate a significant portion of our revenue from our wholly owned domestic resorts in Las Vegas, Nevada, which exposes us to certain risks, such as increased competition from new or expanded Las Vegas resorts, and from the expansion of gaming in the United States generally.

Key performance indicators related to gaming and hotel revenue at our wholly owned domestic resorts are:

- Gaming revenue indicators: table games drop and slots handle (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. Our normal table games hold percentage is in the range of 19% to 22% of table games drop and our normal slots hold percentage is in the range of 7.5% to 8.5% of slots handle; and
- Hotel revenue indicators – hotel occupancy (a volume indicator); average daily rate ("ADR," a price indicator); and revenue per available room ("REVPAR," a summary measure of hotel results, combining ADR and occupancy rate). Our calculation of ADR, which is the average price of occupied rooms per day, includes the impact of complimentary rooms. Complimentary room rates are determined based on an analysis of retail or "cash" rates for each customer segment and each type of room product to estimate complimentary rates which are consistent with retail rates. Complimentary rates are reviewed at least annually and on an interim basis if there are significant changes in market conditions. Because the mix of rooms provided on a complimentary basis, particularly to casino customers, includes a disproportionate suite component, the composite ADR including complimentary rooms is slightly higher than the ADR for cash rooms, reflecting the higher retail value of suites.

MGM China. On June 3, 2011, we and Ms. Ho, Pansy Catilina Chiu King ("Ms. Pansy Ho") completed a reorganization of the capital structure and the initial public offering of 760 million shares of MGM China on The Stock Exchange of Hong Kong Limited (the "IPO"), representing 20% of the post issuance base capital stock of MGM China, at an offer price of HKD 15.34 per share. Pursuant to this reorganization, we acquired, through a wholly owned subsidiary, an additional 1% of the overall capital stock of MGM China for HKD 15.34 per share, or approximately $75 million, and thereby became the owner of 51% of MGM China. Following the IPO, the underwriters exercised their overallotment rights with respect to 59 million shares. MGM China owns MGM Grand Paradise, the Macau company that owns the MGM Macau and the related gaming subconcession and land concessions and is in the process of developing a gaming resort in Cotai. See below for additional information about the Cotai development project.

Through the acquisition of the additional 1% interest of MGM China, we obtained a controlling interest and were required to consolidate MGM China as of June 3, 2011. Prior to the IPO, we held a 50% interest in MGM Grand Paradise, which was accounted for under the equity method. The acquisition of the controlling financial interest was accounted for as a business combination and we recognized 100% of the assets, liabilities and noncontrolling interests of MGM China at fair value at the date of acquisition. The fair value of the equity of MGM China was determined by the IPO transaction price and equaled approximately $7.5 billion. The carrying value of our equity method investment was significantly less than our share of the fair value of MGM China, resulting in a $3.5 billion gain on the acquisition.

We believe our investment in MGM China plays an important role in extending our reach internationally and will foster future growth and profitability. Asia is the fastest-growing gaming market in the world and Macau is the world's largest gaming destination in terms of revenue, and has continued to grow over the past few years despite the global economic downturn.

On October 18, 2012, MGM Grand Paradise formally accepted the terms and conditions of a land concession contract from the government for its planned development on Cotai. The land concession contract became effective on January 9, 2013 when the Macau government published it in the Official Gazette of Macau and has an initial term of 25 years. The land premium payable to the Macau government for the land concession contract is approximately $161 million and is composed of a down payment and eight additional semi-annual payments. In October 2012, MGM China paid approximately $56 million as the initial down payment of the contract premium. Including interest on the eight semi-annual payments, MGM China has approximately $118 million remaining payable for the land concession contract. In addition, MGM Grand Paradise is required to pay the Macau government approximately $269,000 per year in rent during the course of development of the land and approximately $681,000 per year in rent once the development is completed. The annual rent is subject to review by the Macau government every five years. MGM China has made significant progress in getting its construction team in place as well as finalizing its designs. Under the terms of the land concession contract, MGM Grand Paradise is required to complete the development of the land within 60 months from the date of publication.

Our current MGM China operations consist of MGM Macau and the development of the new gaming resort in Cotai. Revenues at MGM Macau are generated primarily from gaming operations made up of two distinct market segments: main floor and high-end ("VIP"). MGM Macau main floor operations consist of both table games and slot machines offered to the public, which usually consists of walk-in and day trip visitors. VIP players play mostly in dedicated VIP rooms or designated gaming areas. VIP customers can be further divided into customers sourced by in-house VIP programs and those sourced through gaming promoters. A significant portion of our VIP volume is generated through the use of gaming promoters, also known as junket operators. These operators introduce VIP gaming players to MGM Macau, assist these customers with travel arrangements, and extend gaming credit to these players.

VIP gaming at MGM Macau is conducted by the use of special purpose nonnegotiable gaming chips called "rolling chips." Gaming promoters purchase these rolling chips from MGM Macau and in turn they sell these chips to their players. The rolling chips allow MGM Macau to track the amount of wagering conducted by each gaming promoters' clients in order to determine VIP gaming play. In exchange for the gaming promoters' services, MGM Macau pays them either through rolling chip turnover-based commissions or through revenue-sharing arrangements. The estimated portion of the gaming promoter payments that represent amounts passed through to VIP customers is recorded net against casino revenue, and the estimated portion retained by the gaming promoter for its compensation is recorded to casino expense.

In addition to the key performance indicators used by our wholly owned domestic resorts, MGM Macau utilizes "turnover," which is the sum of rolling chip wagers won by MGM Macau (rolling chips purchased plus rolling chips exchanged less rolling chips returned). Turnover provides a basis for measuring VIP casino win percentage. Normal win for VIP gaming operations at MGM Macau is in the range of 2.7% to 3.0% of turnover. MGM Macau's main floor normal table games hold percentage is in the range of 20% to 30% of table games drop. Normal slots hold percentage at MGM Macau is in the range of 5.5% to 7.5% of slots handle.

Corporate and other. Corporate and other includes our investments in unconsolidated affiliates, MGM Hospitality and certain management and other operations.

CityCenter. We own 50% of CityCenter. The other 50% of CityCenter is owned by Infinity World Development Corp ("Infinity World"), a wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. CityCenter consists of Aria, a casino resort; Mandarin Oriental Las Vegas, a non-gaming boutique hotel; Crystals, a retail and entertainment district; and Vdara, a luxury condominium-hotel. In addition, CityCenter includes residential units in the Residences at Mandarin Oriental and Veer. We receive a management fee of 2% of revenues for the management of Aria and Vdara, and 5% of EBITDA (as defined in the agreements governing our management of Aria and Vdara). In addition, we receive an annual fee of $3 million for the management of Crystals.

Other unconsolidated affiliates. We also own 50% interests in Grand Victoria and Silver Legacy. Grand Victoria is a riverboat casino in Elgin, Illinois; an affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort. Silver Legacy is located in Reno, adjacent to Circus Circus Reno, and the other 50% is owned by Eldorado LLC, which operates the resort.

MGM Hospitality. MGM Hospitality seeks to leverage our management expertise and well-recognized brands through strategic partnerships and international expansion opportunities. MGM Hospitality entered into management agreements for hotels in the Middle East, North Africa, India and, through its joint venture with Diaoyutai State Guesthouse, the People's Republic of China. MGM Hospitality opened its first resort, MGM Grand Sanya on Hainan Island, the People's Republic of China in early 2012.

Borgata. We have a 50% economic interest in Borgata Hotel Casino & Spa ("Borgata") located on Renaissance Pointe in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation ("Boyd") owns the other 50% of Borgata and also operates the resort. Our interest is held in trust and was offered for sale pursuant to our amended settlement agreement with the New Jersey Division of Gaming Enforcement ("DGE") and approved by the New Jersey Casino Control Commission ("CCC"). The terms of the amended settlement agreement previously mandated the sale by March 2014. We had the right to direct the sale through March 2013 (the "divesture period"), subject to approval of the CCC, and the trustee was responsible for selling the trust property during the following 12-month period (the "terminal sale period"). On February 13, 2013, the settlement agreement was further amended to allow us to re-apply to the CCC for licensure in New Jersey and to defer expiration of these periods pending the outcome of the licensure process. If the CCC denies our licensure request, then the divestiture period will immediately end, and the terminal sale period will immediately begin, which will result in our Borgata interest being disposed of by the trustee pursuant to the terms of the settlement agreement.

We consolidate the trust because we are the sole economic beneficiary and we account for our interest in Borgata under the cost method. We review our investment carrying value whenever indicators of impairment exist and accordingly have recorded impairment charges in each of the years ended December 31, 2012, 2011 and 2010. See "Operating Results – Details of Certain Charges" for further discussion.

As of December 31, 2012, the trust had $135 million of cash and investments, of which $120 million is held in U.S. treasury securities with maturities greater than three months but less than one year, and is recorded within "Prepaid expenses and other." For the year ended December 31, 2012, $52 million was withdrawn from the trust account for the payment of property taxes and interest on our senior credit facility, as authorized in accordance with the terms of the trust agreement. As of December 31, 2011, the trust had $188 million of cash and investments, of which $150 million is held in U.S. treasury securities with maturities greater than three months but less than one year.

Results of Operations

The following discussion is based on our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

The following table summarizes our financial results:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net revenues	$ 9,160,844	$ 7,849,312	$ 6,056,001
Operating income (loss)	80,526	4,057,146	(1,158,931)
Net income (loss)	(1,616,912)	3,234,944	(1,437,397)
Net income (loss) attributable MGM Resorts International	(1,767,691)	3,114,637	(1,437,397)

Our results of operations include the results of MGM China on a consolidated basis following the June 3, 2011 date of acquisition. Prior to that date, results of operations of MGM Macau were reflected under the equity method of accounting – see "Operating Results – Income (Loss) from Unconsolidated Affiliates."

Operating income in 2012 benefited from a full year of operations at MGM China, as well as improved operating results at our wholly owned domestic resorts. Comparability between periods was affected by $708 million of property transactions in 2012 and $179 million in 2011. In addition, our share of CityCenter residential inventory impairment charges was $18 million and our share of Harmon demolition costs was $16 million in 2012 compared to CityCenter residential inventory impairment charges of $26 million in 2011. In addition to the items mentioned above, comparability was also affected by the $3.5 billion gain on the MGM China transaction in 2011. Operating income in 2012 was negatively affected by increased corporate expense and depreciation and amortization. Corporate expense increased 34% to $235 million primarily as a result of additional legal and professional services and as a result of costs associated with development efforts in Maryland and Massachusetts. Depreciation and amortization increased from 2011 primarily from the consolidation of the full year of results of MGM China. Of the $375 million of depreciation and amortization expense at MGM China in 2012, $320 million related to amortization of intangible assets recognized in the acquisition.

Operating income in 2011 benefited from improved results at MGM Macau, CityCenter and our wholly owned domestic resorts and included operating income at MGM China of $137 million from June 3, 2011 through December 31, 2011. As noted above, operating income in 2011 was affected by the MGM China gain, our share of CityCenter residential inventory impairment charges of $26 million and $179 million of property transactions. In 2010, we recognized $166 million for our share of CityCenter residential inventory impairment charges and property transactions were $1.5 billion in 2010 including $1.3 billion of impairment charges related to our CityCenter investment and $128 million related to an impairment for Borgata. For additional detail related to property transactions and residential inventory impairment charges, see "Operating Results – Income (Loss) from Unconsolidated Affiliates" and "Operating Results – Detail of Certain Charges." In addition, corporate expense increased 41% in 2011 primarily as a result of costs associated with our MGM China transaction, transition expenses related to the outsourcing of information systems, additional legal and development costs associated with future development initiatives, costs associated with the implementation of our new loyalty program, as well as additional costs associated with community involvement. Depreciation and amortization in 2011 increased from 2010 primarily as a result of the consolidation of MGM China. Of the $221 million of depreciation and amortization expense at MGM China in 2011, $181 million related to amortization of intangible assets recognized in the acquisition.

Operating Results – Detailed Segment Information

The following table presents a detail by segment of consolidated net revenue and Adjusted EBITDA. Management uses Adjusted Property EBITDA as the primary profit measure for its reportable segments. See "Non-GAAP Measures" for additional information:

	Year Ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Net revenue:			
Wholly owned domestic resorts	$ 5,932,791	$ 5,892,902	$ 5,634,350
MGM China	2,807,676	1,534,963	-
Reportable segment net revenue	8,740,467	7,427,865	5,634,350
Corporate and other	420,377	421,447	421,651
	$ 9,160,844	$ 7,849,312	$ 6,056,001
Adjusted EBITDA:			
Wholly owned domestic resorts	$ 1,325,220	$ 1,298,116	$ 1,165,413
MGM China	679,345	359,686	-
Reportable segment Adjusted Property EBITDA	2,004,565	1,657,802	1,165,413
Corporate and other	(286,166)	(101,233)	(235,200)
	$ 1,718,399	$ 1,556,569	$ 930,213

Net revenue increased 17% in 2012 compared to the prior year, driven by a full year of operating results for MGM China as well as improved operating results at our wholly owned domestic resorts. Adjusted EBITDA increased primarily as a result of a full year of operations at MGM China and improved results at our wholly owned domestic resorts, offset in part by higher corporate expense related to development activities as previously discussed. See below for detailed discussion of segment results related to our wholly owned domestic resorts, MGM China and corporate and other results.

Wholly owned domestic resorts. The following table presents detailed net revenue at our wholly owned domestic resorts:

	Year Ended December 31,				
	2012	Percentage Change	2011	Percentage Change	2010
			(In thousands)		
Casino revenue, net:					
Table games	$ 821,737	3%	$ 800,216	(3%)	$ 827,274
Slots	1,666,482	3%	1,625,420	3%	1,577,506
Other	65,450	(2%)	66,836	(11%)	74,915
Casino revenue, net	2,553,669	2%	2,492,472	1%	2,479,695
Non-casino revenue:					
Rooms	1,531,829	1%	1,513,789	10%	1,370,054
Food and beverage	1,393,141	1%	1,374,614	3%	1,331,357
Entertainment, retail and other	1,097,220	(4%)	1,139,139	5%	1,086,469
Non-casino revenue	4,022,190	0%	4,027,542	6%	3,787,880
	6,575,859	1%	6,520,014	4%	6,267,575
Less: Promotional allowances	(643,068)	3%	(627,112)	(1%)	(633,225)
	$ 5,932,791	1%	$ 5,892,902	5%	$ 5,634,350

Net revenue in 2012 related to wholly owned domestic resorts increased 1% compared to 2011 primarily as a result of an increase in gaming revenue and a 2% increase in REVPAR at our Las Vegas Strip resorts. Net revenue related to wholly owned domestic resorts increased 5% in 2011 compared to 2010, driven by a 13% increase in REVPAR at our Las Vegas Strip resorts.

Table games revenue in 2012 increased 3% compared to 2011. The table games hold percentage for 2012 was 19.7% compared to 19.6% in 2011. Slot revenue in 2012 increased 3% compared to 2011, due to an increase in both volume and hold percentage. Table games revenue in 2011 decreased 3% compared to 2010 and was negatively affected by a lower baccarat hold percentage, as well as a 3% decrease in total table games volume. Slots revenue increased 3% overall and 4% at our Las Vegas Strip resorts in 2011 compared to 2010.

Rooms revenue increased 1% in 2012 compared to 2011 as a result of slightly higher occupancy and a 2% increase in average daily rate. Rooms revenue increased 10% in 2011 compared to 2010 driven by higher room rates and occupancy at our Las Vegas Strip resorts, as well as the implementation of resort fees across most of our resorts. The following table shows key hotel statistics for our Las Vegas Strip resorts:

	Year Ended December 31,		
	2012	2011	2010
Occupancy	91%	90%	89%
Average Daily Rate (ADR)	$ 129	$ 127	$ 115
Revenue per Available Room (REVPAR)	$ 117	$ 115	$ 102

Food and beverage revenues increased 1% in 2012. Entertainment, retail and other revenues decreased 4%, as a result of the closure of *The Lion King* at Mandalay Bay and lower retail sales across several of our Las Vegas Strip resorts. Food and beverage revenues increased 3% in 2011 as a result of increased catering and convention sales, as well as higher revenue across many Las Vegas Strip outlets. Entertainment, retail and other revenues increased 5% in 2011, driven by higher entertainment revenues related to arena events and across most Las Vegas Strip production shows.

Adjusted Property EBITDA at our wholly owned domestic resorts was $1.3 billion in 2012, an increase of 2% driven by improved operating results across most of our Las Vegas Strip properties. Adjusted Property EBITDA margin increased by approximately 30 basis points from 2011, to 22.3%. Adjusted Property EBITDA at our wholly owned domestic resorts was $1.3 billion in 2011, an increase of 11% driven by improved operating results across most of our Las Vegas Strip properties. Adjusted Property EBITDA margin in 2011 increased by approximately 130 basis points from 2010, to 22.0%.

MGM China. Net revenue for MGM China was $2.8 billion in 2012. In the prior year, net revenue was $1.5 billion for the period from June 3, 2011 through December 31, 2011. Net revenues for 2012 represented an increase of 8% over MGM Macau's prior full year results, driven by increases in volume for main floor table games and slots of 11% and 35%, respectively. VIP table games turnover was flat compared to the prior year, while hold percentage was 3.1% in the current year compared to 3.0% in the prior year period.

Adjusted EBITDA for MGM China was $679 million in 2012, which included $30 million of branding fee expense. Adjusted EBITDA for the period from June 3, 2011 through December 31, 2011 was $360 million which included branding fees expense of $15 million. Adjusting for branding fees in both years, MGM China's 2012 Adjusted EBITDA represented a 10% increase over the prior full year results.

Corporate and other. Corporate and other revenue includes revenues from MGM Hospitality and management operations and reimbursed costs revenue primarily related to our CityCenter management agreement. Reimbursed costs revenue represents reimbursement of costs, primarily payroll-related, incurred by us in connection with the provision of management services and was $358 million, $351 million and $359 million for 2012, 2011 and 2010, respectively.

Adjusted EBITDA losses related to corporate and other increased in 2012 compared to 2011 primarily as the 2011 period included approximately $115 million of Adjusted EBITDA related to our share of MGM Macau's results prior to the consolidation. The current period also includes an increase in losses related to CityCenter. In addition, corporate expense in 2012 increased due to the development activities as previously discussed.

Adjusted EBITDA losses related to corporate and other decreased in 2011 compared to 2010 primarily as a result of a decrease in our share of losses from CityCenter, which were impacted by residential inventory impairment charges as discussed further in "Operating Results – Income (loss) from unconsolidated affiliates." Partially offsetting the decrease in losses related to CityCenter was the increase in corporate expense discussed above, and lower earnings from MGM Macau, as Adjusted EBITDA related to corporate and other in 2011 only includes our share of earnings from MGM Macau's results through June 2, 2011 compared to a full year in 2010.

Operating Results – Details of Certain Charges

Stock compensation expense is recorded within the department of the recipient of the stock compensation award. The following table shows the amount of compensation expense recognized related to employee stock-based awards:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Casino	$ 6,437	$ 7,552	$ 7,592
Other operating departments	3,035	3,868	3,092
General and administrative	10,837	9,402	9,974
Corporate expense and other	19,251	18,885	14,330
	$ 39,560	$ 39,707	$ 34,988

Preopening and start-up expenses consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
CityCenter	$ 656	$ -	$ 3,494
Other	1,471	(316)	753
	$ 2,127	$ (316)	$ 4,247

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Borgata investment impairment	$ 65,000	$ 61,962	$ 128,395
Las Vegas Strip land impairment	366,406	-	-
Atlantic City land impairment	166,569	-	-
Grand Victoria investment impairment	85,009	-	-
Silver Legacy investment impairment	-	22,966	-
CityCenter investment impairment	-	-	1,313,219
Circus Circus Reno impairment	-	79,658	-
Other property transactions, net	25,065	14,012	9,860
	$ 708,049	$ 178,598	$ 1,451,474

Borgata. We have recorded impairment charges related to our investment in Borgata in each of the three years ended December 31, 2012, 2011 and 2010.

In 2010, we recorded an impairment charge of approximately $128 million which decreased the carrying value of our investment in Borgata to approximately $250 million as of September 30, 2010. The impairment charge was based on an offer received from a potential buyer at that time and authorized by our Board of Directors. We ultimately did not reach final agreement with such buyer.

In 2011, we determined that it was necessary to record an other-than-temporary impairment charge for our investment in Borgata of $62 million as of December 31, 2011 using an estimated fair value for our investment of $185 million based on a discounted cash flow analysis. Key assumptions included in such analysis include management's estimates of future cash flows, including outflows for capital expenditures, an appropriate discount rate, and long-term growth rate. At the time, there was significant uncertainty surrounding Borgata's future operating results, primarily due to the planned opening of a major new resort in the Atlantic City market during 2012 and other additional competition expected in surrounding markets. As a result, for purposes of this analysis, management reflected a decrease in forecasted cash flows in 2012 and 2013. Also, management used a long-term growth rate of 3% and a discount rate of 10.5%, which it believed appropriately reflects risk associated with the estimated cash flows.

In 2012, we determined that it was necessary to record an additional other-than-temporary impairment charge for our investment in Borgata of $65 million as of December 31, 2012 using an estimated fair value for our investment of $120 million based on a discounted cash flow analysis. Borgata's 2012 operating results did not meet previous forecasts. While 2012 results for Borgata were significantly impacted by Hurricane Sandy, management believes the challenging environment in Atlantic City will continue and has lowered 2013 estimates below what was previously forecasted. Also, we used a long-term growth rate of 2.5% and a discount rate of 10.5%, which we believe appropriately reflects risk associated with the estimated cash flows. This analysis is sensitive to management assumptions, and increases or decreases in these assumptions would have a material impact on the analysis.

Las Vegas Strip land. We own 33.5 acres on the north end of the Las Vegas Strip, which we have been holding for future development. We have focused our development efforts on other jurisdictions, which led to us reviewing our significant development land holdings for impairment indicators. Due to our focus on future development outside of the Las Vegas area, we do not believe it is likely we will recover the carrying value of our 33.5 acres of land on the north end of the Las Vegas Strip on an undiscounted basis. Therefore, we recorded an impairment charge of $366 million as of December 31, 2012 based on an estimated fair value of $214 million for the land. We determined fair value of the land using a market approach based on assessment of comparable land sales in Las Vegas, adjusted for size and location factors based on comparisons to our land.

Atlantic City land. We own two sites for a total of approximately 86 acres in Atlantic City, which we have been holding for future development. Due to our focus on future development outside Atlantic City, the continued deterioration of the Atlantic City market and the initial underperformance of a new resort that opened in 2012, we do not believe it is likely we will recover the carrying value of this land on an undiscounted basis. Therefore, we recorded an impairment charge of $167 million as of December 31, 2012 based on an estimated fair value of $125 million for the land. We determined fair value of the land using a market approach based on assessment of comparable land sales in Atlantic City, adjusted for size and location factors based on comparisons to our land.

Investment in Grand Victoria. At June 30, 2012, we reviewed the carrying value of our Grand Victoria investment for impairment due to a decrease in operating results at the property and the loss of market share as a result of the opening of a new riverboat casino in the Illinois market, as well as a decrease in forecasted cash flows for 2013 through 2015. We used a discounted cash flow analysis to determine the estimated fair value. Key assumptions included in the analysis were estimates of future cash flows including outflows for capital expenditures, a long-term growth rate of 2% and a discount rate of 10.5%. As a result of the discounted cash flow analysis, we determined that it was necessary to record an other-than-temporary impairment charge of $85 million based on an estimated fair value of $205 million for our 50% interest. We intend to, and believe we will be able to, retain our investment in Grand Victoria; however, due to the extent of the shortfall and our assessment of the uncertainty of fully recovering our investment, we determined that the impairment was other-than-temporary.

Investment in Silver Legacy. Silver Legacy had approximately $143 million of outstanding senior secured notes that were due in March 2012. Silver Legacy did not repay its notes at maturity and filed for Chapter 11 bankruptcy protection in May 2012. These notes were non-recourse to us. We recorded an other-than-temporary impairment charge at December 31, 2011 which decreased the carrying value of our investment in Silver Legacy to zero and ceased applying the equity method for our investment in Silver Legacy. In November 2012, Silver Legacy completed a consensual plan of reorganization pursuant to which the holders of the senior secured notes received a combination of cash and new second lien notes. Concurrently, Silver Legacy entered into an agreement for a new $70 million senior secured credit facility, which provided for a portion of the exit financing associated with the plan of reorganization. As part of the reorganization the partners invested $7.5 million each in the form of subordinated sponsor notes. We resumed the equity method of accounting for our investment in Silver Legacy subsequent to completion of the reorganization.

Investment in CityCenter. At June 30, 2010, we reviewed our CityCenter investment for impairment using revised operating forecasts developed by CityCenter management. Based on the then current and forecasted market conditions and because CityCenter's results of operations through June 30, 2010 were below previous forecasts, and the revised operating forecasts were lower than previous forecasts, we concluded that we should review the carrying value of our investment. We determined that the carrying value of our investment exceeded our fair value determined using a discounted cash flow analysis and therefore an impairment was indicated. We intend to and believe we will be able to retain our investment in CityCenter; however, due to the extent of the shortfall and our assessment of the uncertainty of fully recovering our investment, we determined that the impairments were "other-than-temporary" and recorded impairment charges of $1.12 billion in the second quarter of 2010.

At September 30, 2010, we recognized an increase of $232 million in our total net obligation under our CityCenter completion guarantee, and a corresponding increase in our investment in CityCenter. The increase primarily reflected a revision to prior estimates based on our assessment of the most current information derived from our close-out and litigation processes. We completed an impairment review as of September 30, 2010 and as a result recorded an additional impairment of $191 million in the third quarter of 2010.

The discounted cash flow analyses for our investment in CityCenter included estimated future cash inflows from operations, including residential sales, and estimated future cash outflows for capital expenditures. The June 2010 and September 2010 analyses used an 11% discount rate and a long term growth rate of 4% related to forecasted cash flows for CityCenter's operating assets.

Circus Circus Reno. At September 30, 2011, we reviewed the carrying value of our Circus Circus Reno long-lived assets for impairment using revised operating forecasts developed by management for that resort in the third quarter of 2011. Due to the then current and forecasted market conditions and results of operations through September 30, 2011 being lower than previous forecasts, we recorded a non-cash impairment charge of $80 million in the third quarter of 2011 primarily related to a write-down of Circus Circus Reno's long-lived assets. Our discounted cash flow analysis for Circus Circus Reno included estimated future cash inflows from operations and estimated future cash outflows for capital expenditures utilizing an estimated pre-tax discount rate of 16.5% and a long-term growth rate of 2%.

Other. Other property transactions, net in 2012 include write-downs related to the remodeling of the theatre at Mandalay Bay, the renovation of the IMAX theatre at Luxor and various other miscellaneous asset disposals and disposal costs. Other property transactions in 2011 include the write-off of goodwill related to Railroad Pass. Other property transactions during 2010 related primarily to write-downs of various discontinued capital projects.

Operating Results – Income (Loss) from Unconsolidated Affiliates

The following table summarizes information related to our income (loss) from unconsolidated affiliates:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
CityCenter	$ (68,206)	$ (56,291)	$ (250,482)
MGM Macau	-	115,219	129,575
Borgata	-	-	6,971
Other	21,824	32,166	35,502
	$ (46,382)	$ 91,094	$ (78,434)

We ceased recording MGM Macau operating results as income from unconsolidated affiliates under the equity method of accounting in June 2011, and we ceased recording Borgata operating results as income from unconsolidated affiliates in March 2010.

Our share of CityCenter operating losses included our share of residential inventory impairment charges of $18 million, $26 million and $166 million in 2012, 2011 and 2010, respectively. Upon substantial completion of construction of the Mandarin Oriental residential inventory in the first quarter of 2010 and the Veer residential inventory in the second quarter of 2010, CityCenter was required to carry its residential inventory at the lower of its carrying value or fair value less costs to sell. Fair value of the residential inventory is determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis include estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. In addition, CityCenter accrued $32 million in 2012 related to the estimated demolition cost of the Harmon. We recognized 50% of such charge, resulting in a charge of approximately $16 million.

Non-operating Results

Interest expense. The following table summarizes information related to interest on our long-term debt:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Total interest incurred—MGM Resorts	$ 1,092,188	$ 1,073,949	$ 1,113,580
Total interest incurred—MGM China	25,139	12,916	-
Interest capitalized	(969)	(33)	-
	$ 1,116,358	$ 1,086,832	$ 1,113,580
Cash paid for interest, net of amounts capitalized	$ 1,039,655	$ 1,001,982	$ 1,020,040
End-of-year ratio of fixed-to-floating debt	75/25	72/28	81/19
End-of-year weighted average interest rate	6.3%	7.7%	8.0%

In 2012, gross interest costs increased compared to 2011 primarily as a result of the consolidation of MGM China and an increase in weighted average long-term debt outstanding during the year. Included in interest expense in 2012 was $73 million of amortization of debt discounts, premiums and issuance costs. In 2011, gross interest costs decreased related to a lower average debt balance during 2011. Debt discounts, premiums and issuance costs included in interest expense in 2011 and 2010 was $94 million and $88 million, respectively.

Other, net. We recorded a loss on retirement of debt of $107 million in 2012 related to the amendment and restatement of our credit facility in February and December, and a loss on retirement of debt related to the tender offers, redemption and discharge of our senior secured notes of $457 million. We recorded a net gain of debt of $142 million related to the modification of our senior credit facility in March 2010.

We hold South Jersey Transportation Authority special revenue bonds, the original proceeds from which were used to provide funding for the Atlantic City/Brigantine Connector Project. The repayment of the remaining principal and interest for the bonds is supported by eligible investment alternative tax obligation payments made to the Casino Reinvestment Development Authority from future casino licensees on the Renaissance Pointe land owned by us. However, we believe the probability for casino development on Renaissance Pointe in the foreseeable future is remote due to the continued deterioration of the Atlantic City market and initial underperformance of a recent resort that opened in the market. As such, we have assumed no future cash flows will be received to support the carrying value of the bonds, and recorded an other-than-temporary impairment of $47 million as of December 31, 2012.

Income taxes. The following table summarizes information related to our income taxes:

	Year Ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Income (loss) before income taxes	$ (1,734,213)	$ 2,831,631	$ (2,216,025)
Benefit for income taxes	117,301	403,313	778,628
Effective income tax rate	6.8%	(14.2)%	35.1%
Federal, state and foreign income taxes paid, net of refunds	$ 6,982	$ (172,018)	$ (330,218)

The income tax benefit on pre-tax loss in 2012 was substantially below the 35% statutory rate primarily due to the fact that we began recording a valuation allowance against our U.S. federal deferred tax assets during the year. We recorded an income tax benefit in 2011 even though we had pre-tax income for the year because we did not provide U.S. deferred taxes on the $3.5 billion gain recorded on the acquisition of the controlling financial interest in MGM China. The gain increased the excess amount for financial reporting over the U.S. tax basis of our investment in MGM China. No U.S. deferred taxes were provided for this excess amount because we expect it to resolve through repatriations of future MGM China earnings for which there will be sufficient foreign tax credits to offset all U.S. income tax that would result from such repatriations. Excluding the MGM China gain, we would have provided income tax benefit at an effective tax rate of 60.7% for 2011, higher than the federal statutory rate due primarily to an income tax benefit resulting from a decrease to the Macau net deferred tax liability recorded to reflect an assumed 5-year extension of the exemption from complementary tax on gaming profits and a lower effective tax rate on MGM China earnings. The income tax benefit on pre-tax loss in 2010 was provided essentially at the federal statutory rate of 35%.

Cash taxes paid in 2012 consisted primarily of foreign and state taxes. The net refunds of cash taxes in 2011 and 2010 were due primarily to the carryback to prior years of U.S federal income tax net operating losses incurred in 2010 and 2009, respectively. All U.S. net operating loss carryback refund potential was realized as a result of these carrybacks and tax net operating losses may now only be carried forward.

Non-GAAP Measures

"Adjusted EBITDA" is earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, property transactions, net and the gain on the MGM China transaction. "Adjusted Property EBITDA" is Adjusted EBITDA before corporate expense and stock compensation expense related to the MGM Resorts stock option plan, which is not allocated to each property. MGM China recognizes stock compensation expense related to its stock compensation plan which is included in the calculation of Adjusted EBITDA for MGM China. Adjusted EBITDA information is presented solely as a supplemental disclosure to reported GAAP measures because management believes these measures are 1) widely used measures of operating performance in the gaming and hospitality industry, and 2) a principal basis for valuation of gaming and hospitality companies.

We believe that while items excluded from Adjusted EBITDA and Adjusted Property EBITDA may be recurring in nature and should not be disregarded in evaluation of our earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, we believe excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses will be significantly different in periods when we are developing and constructing a major expansion project and will depend on where the current period lies within the development cycle, as well as the size and scope of the project(s). Property transactions, net includes normal recurring disposals, gains and losses on sales of assets related to specific assets within our resorts, but also includes gains or losses on sales of an entire operating resort or a group of resorts and impairment charges on entire asset groups or investments in unconsolidated affiliates, which may not be comparable period over period. In addition, capital allocation, tax planning, financing and stock compensation awards are all managed at the corporate level. Therefore, we use Adjusted Property EBITDA as the primary measure of wholly owned domestic resorts operating performance.

Adjusted EBITDA or Adjusted Property EBITDA should not be construed as an alternative to operating income or net income, as an indicator of our performance; or as an alternative to cash flows from operating activities, as a measure of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in Adjusted EBITDA. Also, other companies in the gaming and hospitality industries that report Adjusted EBITDA information may calculate Adjusted EBITDA in a different manner.

The following table presents a reconciliation of Adjusted EBITDA to net loss:

	Year Ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Adjusted EBITDA	$ 1,718,399	$ 1,556,569	$ 930,213
Preopening and start-up expenses	(2,127)	316	(4,247)
Property transactions, net	(708,049)	(178,598)	(1,451,474)
Gain on MGM China transaction	-	3,496,005	-
Depreciation and amortization	(927,697)	(817,146)	(633,423)
Operating income (loss)	80,526	4,057,146	(1,158,931)
Non-operating income (expense):			
Interest expense, net	(1,116,358)	(1,086,832)	(1,113,580)
Other, net	(698,381)	(138,683)	56,486
	(1,814,739)	(1,225,515)	(1,057,094)
Income (loss) before income taxes	(1,734,213)	2,831,631	(2,216,025)
Benefit for income taxes	117,301	403,313	778,628
Net income (loss)	(1,616,912)	3,234,944	(1,437,397)
Less: Net income attributable to noncontrolling interests	(150,779)	(120,307)	-
Net income (loss) attributable to MGM Resorts International	$ (1,767,691)	$ 3,114,637	$ (1,437,397)

The following tables present reconciliations of operating income (loss) to Adjusted Property EBITDA and Adjusted EBITDA:

	Year Ended December 31, 2012				
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
			(In thousands)		
Bellagio	$ 206,679	$ -	$ 2,101	$ 94,074	$ 302,854
MGM Grand Las Vegas	94,529	-	6,271	79,926	180,726
Mandalay Bay	64,818	830	3,786	77,327	146,761
The Mirage	65,266	-	929	51,423	117,618
Luxor	20,777	-	4,794	37,689	63,260
New York-New York	68,591	-	581	21,333	90,505
Excalibur	43,978	-	5	17,805	61,788
Monte Carlo	38,418	-	1,328	18,935	58,681
Circus Circus Las Vegas	4,514	-	106	19,452	24,072
MGM Grand Detroit	130,564	641	922	33,543	165,670
Beau Rivage	40,713	-	(50)	30,698	71,361
Gold Strike Tunica	27,420	-	(53)	13,102	40,469
Other resort operations	(904)	-	(14)	2,373	1,455
Wholly owned domestic resorts	805,363	1,471	20,706	497,680	1,325,220
MGM China	302,092	-	2,307	374,946	679,345
CityCenter (50%)	(68,862)	656	-	-	(68,206)
Other unconsolidated resorts	21,824	-	-	-	21,824
Management and other operations	(4,258)	-	-	14,205	9,947
	1,056,159	2,127	23,013	886,831	1,968,130
Stock compensation	(33,974)	-	-	-	(33,974)
Corporate	(941,659)	-	685,036	40,866	(215,757)
	$ 80,526	$ 2,127	$ 708,049	$ 927,697	$ 1,718,399

	Year Ended December 31, 2011				
	Operating Income (Loss)	Preopening and Start-up Expenses	Gain on MGM China Transaction & Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
			(In thousands)		
Bellagio	$ 203,026	$ -	$ 2,772	$ 96,699	$ 302,497
MGM Grand Las Vegas	71,762	-	232	77,142	149,136
Mandalay Bay	84,105	-	531	84,488	169,124
The Mirage	41,338	-	1,559	59,546	102,443
Luxor	39,866	-	112	38,103	78,081
New York-New York	63,824	-	(76)	23,536	87,284
Excalibur	44,428	-	646	20,183	65,257
Monte Carlo	35,059	-	131	22,214	57,404
Circus Circus Las Vegas	4,040	-	(1)	18,905	22,944
MGM Grand Detroit	125,235	-	1,415	39,369	166,019
Beau Rivage	30,313	-	58	39,649	70,020
Gold Strike Tunica	15,991	-	36	13,639	29,666
Other resort operations	(86,012)	-	80,120	4,133	(1,759)
Wholly owned domestic resorts	672,975	-	87,535	537,606	1,298,116
MGM China (1)	137,440	-	1,120	221,126	359,686
MGM Macau (50%) (2)	115,219	-	-	-	115,219
CityCenter (50%)	(56,291)	-	-	-	(56,291)
Other unconsolidated resorts	32,166	-	-	-	32,166
Management and other operations	(13,813)	(316)	-	14,416	287
	887,696	(316)	88,655	773,148	1,749,183
Stock compensation	(36,528)	-	-	-	(36,528)
Corporate	3,205,978	-	(3,406,062)	43,998	(156,086)
	$ 4,057,146	$ (316)	$ (3,317,407)	$ 817,146	$ 1,556,569

(1) For the twelve months ended December 31, 2011, represents the Adjusted EBITDA of MGM China from June 3, 2011 (the first day of our majority ownership of MGM China) through December 31, 2011.

(2) Represents our share of operating income, adjusted for the effect of certain basis differences for the approximately five months ended June 2, 2011.

	Year Ended December 31, 2010				
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
	(In thousands)				
Bellagio	$ 174,355	$ -	$ (17)	$ 96,290	$ 270,628
MGM Grand Las Vegas	84,359	-	127	78,607	163,093
Mandalay Bay	29,859	-	2,892	91,634	124,385
The Mirage	36,189	-	(207)	66,124	102,106
Luxor	18,822	-	257	42,117	61,196
New York-New York	41,845	-	6,880	27,529	76,254
Excalibur	39,534	-	803	22,899	63,236
Monte Carlo	5,020	185	3,923	24,427	33,555
Circus Circus Las Vegas	(5,366)	-	230	20,741	15,605
MGM Grand Detroit	115,040	-	(327)	40,460	155,173
Beau Rivage	21,564	-	349	39,374	61,287
Gold Strike Tunica	26,115	-	(540)	14,278	39,853
Other resort operations	(6,391)	-	20	5,413	(958)
Wholly owned domestic resorts	580,945	185	14,390	569,893	1,165,413
MGM Macau (50%)	129,575	-	-	-	129,575
CityCenter (50%)	(253,976)	3,494	-	-	(250,482)
Other unconsolidated resorts	42,764	-	-	-	42,764
Management and other operations	(27,084)	568	-	14,358	(12,158)
	472,224	4,247	14,390	584,251	1,075,112
Stock compensation	(34,988)	-	-	-	(34,988)
Corporate	(1,596,167)	-	1,437,084	49,172	(109,911)
	$ (1,158,931)	$ 4,247	$ 1,451,474	$ 633,423	$ 930,213

Liquidity and Capital Resources

Cash Flows – Summary

We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize company-wide cash management procedures to minimize the amount of cash held on hand or in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities. At December 31, 2012 and 2011, we held cash and cash equivalents of $1.5 billion and $1.9 billion, respectively. Cash and cash equivalents related to MGM China at December 31, 2012 and 2011 was $952 million and $720 million, respectively.

Our cash flows consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net cash provided by operating activities	$ 909,351	$ 675,126	$ 504,014
Investing cash flows:			
Capital expenditures, net of construction payable	(422,763)	(301,244)	(207,491)
Acquisition of MGM China, net of cash paid	-	407,046	-
Investments in and advances to unconsolidated affiliates	(54,300)	(128,848)	(553,000)
Distributions from unconsolidated affiliates in excess of earnings	1,723	2,212	135,058
Distributions from cost method investments	-	-	113,422
Investments in treasury securities- maturities longer than 90 days	(285,469)	(330,313)	(149,999)
Proceeds from treasury securities- maturities longer than 90 days	315,438	330,130	-
Other	(1,046)	(295)	75,931
Net cash used in investing activities	(446,417)	(21,312)	(586,079)
Financing cash flows:			
Net borrowings (repayments) under bank credit facilities	(504,866)	900,848	(3,207,716)
Issuance of senior notes	4,100,000	311,415	2,489,485
Retirement of senior notes, including premiums paid	(4,009,117)	(493,816)	(1,154,479)
Issuance of common stock in public offering, net	-	-	588,456
Distributions to noncontrolling interest owners	(206,806)	(3,768)	-
Other	(166,170)	(2,757)	(190,924)
Net cash provided by (used in) financing activities	(786,959)	711,922	(1,475,178)
Effect of exchange rate on cash	1,621	1,213	-
Net increase (decrease) in cash and cash equivalents	$ (322,404)	$ 1,366,949	$ (1,557,243)

Cash Flows – Operating Activities

Trends in our operating cash flows tend to follow trends in operating income, excluding non-cash charges, but can be affected by changes in working capital, the timing of significant tax payments or refunds, and distributions from unconsolidated affiliates. Cash provided by operating activities increased 35% compared to 2011. The current year includes $751 million in cash provided by operating activities related to MGM China, which included an increase in cash related to outstanding gaming liabilities. Prior year operating cash flows include $354 million related to MGM China for the period from June 3, 2011 through December 31, 2011. In addition, increased cash flows at our resorts were offset by lower tax refunds received in the current year period compared to the prior year period. We paid net taxes of $7 million in 2012, and received net tax refunds of approximately $172 million and $330 million in 2011 and 2010, respectively.

Cash Flows – Investing Activities

Our investing cash flows can fluctuate significantly from year to year depending on our decisions with respect to strategic capital investments in new or existing resorts, business acquisitions or dispositions, and the timing of more regular capital investments to maintain the quality of our resorts. Capital expenditures related to more regular investments in our existing resorts can also vary depending on timing of larger remodel projects related to our public spaces and hotel rooms. Most of such costs relate to materials, furniture and fixtures, and external labor costs. In accordance with our senior credit facility covenants, we and our restricted subsidiaries (which excludes MGM China) were limited to $500 million of annual capital expenditures (as defined in the agreement governing our senior credit facility) in 2012.

- In 2012, we had capital expenditures of $423 million, which included $80 million at MGM China. At our wholly owned domestic resorts, capital expenditures included $95 million of expenditures related to the room remodel at MGM Grand, $35 million related to the room remodel for the Spa Tower at Bellagio, $43 million of aircraft acquisition costs and capital expenditures at various resorts including restaurant remodels, entertainment venue remodels and theater renovations. Most of the costs capitalized related to furniture and fixtures, materials and external labor costs. Capital expenditures at MGM China related to the second floor gaming area expansion, other property enhancements and Cotai development activities.
- In 2011, we had capital expenditures of $301 million, which included $27 million at MGM China. Capital expenditures related mainly to room remodels at Bellagio and MGM Grand, restaurant remodels, theater renovations, slot machine purchases and a remodel of the high limit slots area at Bellagio.
- Capital expenditures of $207 million in 2010 mainly related to enhancements at various resorts and the purchase of an airplane.

We have made significant investments in CityCenter in each of the past three years. In 2012, 2011 and 2010, we made contributions of $47 million, $92 million and $553 million, respectively, related to the completion guarantee. In 2011, we made an additional equity contribution of $37 million.

In June 2011, we paid approximately $75 million to acquire an additional 1% interest in MGM China and acquired cash of $482 million.

Investing activities includes cash distributions received by our trust holding our 50% ownership interest in Borgata and activity related to its investment of such cash in treasury securities while held in trust. The trust did not receive distributions from Borgata in 2012 or 2011.

- In 2012, the trust received proceeds of $315 million from treasury securities with maturities greater than 90 days and reinvested $285 million in treasury securities with maturities greater than 90 days.
- In 2011, the trust received proceeds of $330 million from treasury securities with maturities greater than 90 days and reinvested $330 million in treasury securities with maturities greater than 90 days.
- In 2010, the trust received $113 million of net distributions from Borgata, received $71 million from the sale of ground leases and underlying land, and invested $150 million in treasury securities with maturities greater than 90 days.

In 2010, we recognized $135 million of distributions from unconsolidated affiliates within investing activities as a return of our investments, which primarily related to MGM Macau. We received a total of $192 million from MGM Macau in 2010, $59 million of which was recognized as cash flows from operating activities.

Cash Flows – Financing Activities

In 2012, we borrowed net debt of approximately $364 million, excluding the $778 million repaid in January 2012 under our senior credit facility. MGM China had no additional significant borrowings or reductions of debt on a net basis during 2012.

In 2012, we repaid the approximately $535 million outstanding principal amount of our 6.75% senior notes at maturity and issued the following senior notes:

- $850 million of 8.625% senior notes due 2019 for net proceeds of approximately $836 million;
- $1.0 billion of 7.75% senior notes due 2022 for net proceeds of approximately $986 million;
- $1.0 billion of 6.75% senior notes due 2020 for net proceeds of approximately $986 million; and
- $1.25 billion of 6.625% senior notes due 2021 for net proceeds of approximately $1.23 billion.

In addition, using the net proceeds from the $1.25 billion of 6.625% senior notes due 2021 and our amended and restated senior credit facility, together with cash on hand, we made an offer to repurchase and funded the satisfaction and discharge of all of the following senior secured notes at a premium for a total of approximately $3.5 billion:

- $750 million outstanding principal amount of our 13.0% senior secured notes due 2013;
- $650 million outstanding principal amount of our 10.375% senior secured notes due 2014;
- $850 million outstanding principal amount of our 11.125% senior secured notes due 2017; and
- $845 million outstanding principal amount of our 9% senior secured notes due 2020.

See "Principal Debt Arrangements" for additional information regarding our 2012 financing transactions.

MGM China paid a $400 million dividend in March 2012, of which approximately $204 million remained within the consolidated entity and approximately $196 million was distributed to noncontrolling interests.

In 2011, excluding the $778 million we repaid in early January 2012 on our senior credit facility, we repaid $60 million of net debt in 2011 including $91 million repaid by MGM China under its senior credit facility for the period from June 3, 2011 through December 31, 2011. We issued $300 million of 4.25% convertible senior notes due 2015 for net proceeds of $311 million, which were used to pay down borrowings under our senior credit facility. In addition, we repaid the following senior notes:

- $325 million outstanding principal amount of our 8.375% senior subordinated notes at maturity;
- $129 million outstanding principal amount of our 6.375% senior notes due 2011 at maturity;
- $6 million outstanding principal amount of our floating rate senior convertible debentures due 2033 in open market purchases; and
- $10 million principal amount of our 6.75% senior notes due 2012 and $22 million principal amount of our 6.75% senior notes due 2013 in open market repurchases.

In 2010, excluding the $1.6 billion we repaid in early January 2010 on our senior credit facility, we repaid net debt of $290 million. We issued the following senior secured, convertible senior and senior notes during 2010:

- $1.15 billion of 4.25% convertible senior notes due 2015; we paid $81 million for capped call transactions entered into in connection with the issuance;
- $845 million of 9% senior secured notes due 2020; and
- $500 million of 10% senior notes due 2016.

We repaid the following principal amounts of senior and senior subordinated notes during 2010:

- $75 million 8.375% senior subordinated notes (redeemed prior to maturity essentially at par);
- $297 million 9.375% senior notes (repaid at maturity); and
- $782 million of our 8.5% senior notes (redeemed $136 million prior to maturity essentially at par and repaid $646 million at maturity).

In the fourth quarter of 2010, we issued approximately 47 million shares of our common stock for total net proceeds to us of approximately $588 million. Concurrently with our stock issuance, Tracinda sold approximately 32 million shares of our common stock. We did not receive any proceeds from the sale of such common stock by Tracinda.

Other Factors Affecting Liquidity

Borgata settlement. As discussed in "Executive Overview," we entered into a settlement agreement with the DGE. Prior to the resolution of the settlement agreement, the divestiture trust will retain any cash flows received in respect of the trust property, but will pay property taxes and other costs attributable to the trust property to the extent that minimum trust cash balances are maintained.

MGM China dividend. In February 2013, MGM China's Board of Directors declared a special dividend of approximately $500 million which will be paid to shareholders of record as of March 11, 2013, and distributed on or about March 18, 2013. We expect to receive approximately $255 million, representing 51% of such dividend.

CityCenter completion guarantee. In January 2011, we entered into an amended completion and cost overrun guarantee, which is collateralized by substantially all of the assets of Circus Circus Las Vegas, as well as certain undeveloped land adjacent to that property. The terms of the amended completion guarantee provide CityCenter the ability to utilize up to $124 million of subsequent net residential proceeds to fund construction costs, or to reimburse us for construction costs previously expended. As of December 31, 2012, CityCenter had received net residential proceeds in excess of the $124 million and is holding $112 million in a separate bank account representing the remaining condo proceeds available to fund completion guarantee obligations or be reimbursed to us. In accordance with CityCenter's credit agreement and bond indentures such amounts can only be used to fund construction lien obligations or reimbursed to us once the Perini litigation is settled.

As of December 31, 2012, we have funded $692 million under the completion guarantee and have accrued a liability of $28 million which includes estimated litigation costs related to the resolution of disputes with contractors concerning the final construction costs and estimated amounts to be paid to contractors through the legal process related to the Perini litigation. Our estimated obligation has been offset by the portion of the condo proceeds received by CityCenter estimated to be used to settle construction lien claims upon the resolution of the Perini litigation but has not been offset by the remaining amount that we currently estimate we will be reimbursed from condo proceeds that have been received by CityCenter. Also, our accrual reflects certain estimated offsets to the amounts claimed by the contractors. CityCenter has reached settlement agreements with all but seven of Perini's first-tier subcontractors. However, significant disputes remain with the general contractor and the remaining subcontractors. Amounts claimed by such parties exceed amounts included in our completion guarantee accrual by approximately $154 million, as such amounts exceed our best estimate of our liability. Moreover, we have not accrued for any contingent payments to CityCenter related to the Harmon Hotel & Spa component, which will not be completed using the building as it now stands.

Harmon demolition. In response to a request by the Clark County Building Division (the "Building Division"), CityCenter engaged an engineer to conduct an analysis, based on all available information, as to the structural stability of the Harmon under building-code-specified load combinations. On July 11, 2011, that engineer submitted the results of his analysis of the Harmon tower and podium in its current as-built condition. The engineer opined, among other things, that "[i]n a code-level earthquake, using either the permitted or current code specified loads, it is likely that critical structural members in the tower will fail and become incapable of supporting gravity loads, leading to a partial or complete collapse of the tower. There is missing or misplaced reinforcing steel in columns, beams, shear walls, and transfer walls throughout the structure of the tower below the twenty-first floor." Based on this engineering opinion, the Building Division requested a plan of action from CityCenter. CityCenter informed the Building Division it decided to abate the potential for structural collapse of the Harmon in the event of a code-level earthquake by demolishing the building, and enclosed a plan of action for demolition by implosion prepared by LVI Environmental Services of Nevada, Inc ("LVI"). CityCenter also advised that prior to undertaking the demolition plan of action, it would seek relief from a standing order of the district court judge presiding over the Perini litigation that prohibits alteration or destruction of the building without court approval. In addition, CityCenter supplied the foundational data for the engineering conclusions stated in the July 11, 2011 letter declaring the Harmon's structural instability in the event of a code-level earthquake. On November 22, 2011, the Building Division required that CityCenter submit a plan to abate the code deficiencies discovered in the Harmon tower.

In December 2011, CityCenter resubmitted to the Building Division the plan of abatement action prepared by LVI which was first submitted on August 15, 2011, and met with the Building Division about the requirements necessary to obtain demolition permits and approvals. As discussed above, the timing of the demolition of the Harmon is subject to rulings in the Perini litigation.

We do not believe we would be responsible for funding under the completion guarantee any additional remediation efforts that might be required with respect to the Harmon; however, our view is based on a number of developing factors, including with respect to on-going litigation with CityCenter's contractors, actions by local officials and other developments related to the CityCenter venture, all of which are subject to change. CityCenter's revolving credit facility provides that certain demolition or repair expenses may be funded only from (i) member contributions designated for demolition of the Harmon, (ii) the proceeds of certain specified extraordinary receipts (which include any proceeds from the Perini litigation) or (iii) cash or cash equivalents in an amount not to exceed $30 million in the aggregate. Based on current estimates, which are subject to change, we believe the demolition of the Harmon would cost approximately $32 million.

Principal Debt Arrangements

Our long-term debt consists of publicly held senior, senior subordinated and convertible senior notes and our senior credit facility. We pay fixed rates of interest ranging from 4.25% to 11.375% on our senior, convertible senior and subordinated notes. In December 2012, we amended and restated our senior credit facility, concurrently with the tender offers for all of our senior secured notes and the issuance of $1.25 billion of 6.625% senior notes due 2021. The amended and restated senior credit facility consists of $1.2 billion of revolving loans, a $1.05 billion term loan A facility and a $1.75 billion term loan B facility. The revolving and term loan A facilities initially bear interest at LIBOR plus 3.00% and are subject to credit rating adjustments after six months. The term loan B facility bears interest at LIBOR plus 3.25% with a LIBOR floor of 1.00%. The revolving and term loan A facilities mature in December 2017. The term loan B facility matures in December 2019. The term A and term B facilities are subject to scheduled amortization payments beginning on the last day of each calendar quarter from and after March 31, 2013, an amount equal to 0.25% of the original principal balance. The term loan B was issued at 99.5% to initial lenders. We had approximately $1.2 billion of available borrowing capacity under our senior credit facility at December 31, 2012.

The land and substantially all of the assets of MGM Grand Las Vegas, Bellagio and The Mirage secure up to $3.35 billion of obligations outstanding under the senior credit facility. In addition, the land and substantially all of the assets of New York-New York and Gold Strike Tunica secure the entire amount of the senior credit facility, and the land and substantially all of the assets of MGM Grand Detroit secure its obligations as a co-borrower under the senior credit facility, initially equal to $450 million and subject to gaming authority required annual amortization. In addition, the senior credit facility, upon receipt of the necessary gaming approvals with respect to the properties located in Nevada, will be secured by a pledge of the equity or limited liability company interests of the subsidiaries that own the pledged properties.

The senior credit facility contains customary representations and warranties and customary affirmative and negative covenants. In addition, the senior credit facility requires us and our restricted subsidiaries to maintain a minimum trailing four-quarter EBITDA and limits our ability to make capital expenditures. Beginning with the quarter ended March 31, 2013, we and our restricted subsidiaries will be required to maintain a minimum EBITDA (as defined in the senior credit facility agreement) of $1.0 billion. In September 2013, the minimum EBITDA increases to $1.05 billion for September 30, 2013 and December 31, 2013, with periodic increases thereafter. We were within the limit of capital expenditures in 2012 and are limited to $500 million of borrower group capital expenditures in 2013.

The senior credit facility provides for customary events of default, including, without limitation, (i) payment defaults, (ii) covenant defaults, (iii) cross-defaults to certain other indebtedness in excess of specified amounts, (iv) certain events of bankruptcy and insolvency, (v) judgment defaults in excess of specified amounts, (vi) the failure of any loan document by a significant party to be in full force and effect and such circumstance, in the reasonable judgment of the required lenders, is materially adverse to the lenders, or (vii) the security documents cease to create a valid and perfected first priority lien on any material portion of the collateral. In addition, the senior credit facility provides that a cessation of business due to revocation, suspension or loss of any gaming license affecting a specified amount of its revenues or assets, will constitute an event of default.

All of our principal debt arrangements are guaranteed by each of our material domestic subsidiaries, other than MGM Grand Detroit, LLC (which is a co-borrower under our senior credit facility) and its subsidiaries and our insurance subsidiaries. Our international subsidiaries, including MGM China and its subsidiaries, are not guarantors of such indebtedness. We and our subsidiaries may from time to time, in our sole discretion, purchase, repay, redeem or retire any of our outstanding debt securities, in privately negotiated or open market transactions, by tender offer or otherwise pursuant to authorization of our Board of Directors.

In October 2012, MGM China and MGM Grand Paradise, as co-borrowers, entered into an amended and restated credit facility agreement which consists of approximately $550 million of term loans and a $1.45 billion revolving credit facility due October 2017. The outstanding balance at December 31, 2012 was $554 million and is comprised solely of term loans. The interest rate on the facility fluctuates annually based on HIBOR plus a margin, set at 2.5% for the first six months and ranging between 1.75% and 2.5% thereafter based on MGM China's leverage ratio. Under the amended and restated credit facility agreement, MGM China is a joint and several co-borrower with MGM Grand Paradise. The material subsidiaries of MGM China continue to guarantee the facilities, and MGM China, MGM Grand Paradise and their guarantor subsidiaries have granted a security interest on substantially all of their assets to secure the amended facilities. The credit facility will be used for general corporate purposes and for the development of the proposed Cotai development. As of December 31, 2012, the credit facility was denominated entirely in Hong Kong dollars and interest was based on a margin of 2.5%, plus HIBOR.

The amended and restated MGM China credit facility agreement contains customary representations and warranties, events of default, affirmative covenants and negative covenants, which impose restrictions on, among other things, the ability of MGM China and its subsidiaries to make investments, pay dividends and sell assets, and to incur additional debt and additional liens. MGM China is also required to maintain compliance with a maximum consolidated total leverage ratio of 4.50 to 1.00 prior to the first anniversary of the MGM Cotai opening date and 4.00 to 1.00 thereafter and a minimum interest coverage ratio of 2.50 to 1.00.

Off Balance Sheet Arrangements

Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which consist primarily of our investments in CityCenter, Grand Victoria and Silver Legacy. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions. Our unconsolidated affiliate investments allow us to realize the proportionate benefits of owning a full-scale resort in a manner that minimizes our initial investment. We have not historically guaranteed financing obtained by our investees, and there are no other provisions of the venture agreements which we believe are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual obligations as of December 31, 2012:

	2013	2014	2015	2016	2017	Thereafter
			(In millions)			
Long-term debt	$ 640	$ 537	$ 2,353	$ 1,642	$ 2,184	$ 6,242
Estimated interest payments on long-term debt (1)	854	810	763	638	513	1,181
Operating leases	16	10	8	5	3	39
Tax liabilities (2)	20	-	-	-	-	-
Long-term liabilities	7	4	3	3	2	29
CityCenter funding commitments (3)	28	-	-	-	-	-
Other obligations (4)	508	91	58	35	4	6
	$ 2,073	$ 1,452	$ 3,185	$ 2,323	$ 2,706	$ 7,497

(1) Estimated interest payments are based on principal amounts and expected maturities of debt outstanding at December 31, 2012 and management's forecasted LIBOR rates for our senior credit facility and HIBOR rates for the MGM Grand Paradise credit facility.
(2) Approximately $119 million of liabilities related to uncertain tax positions and other tax liabilities are excluded from the table as we cannot reasonably estimate when examination and other activity related to these amounts will conclude.
(3) Under our completion guarantee for CityCenter, we are committed to fund amounts in excess of currently funded project costs. Based on current forecasted expenditures, we estimate that we will be required to fund approximately $28 million for such guarantee, excluding amounts expected to be received from residential proceeds received by CityCenter of $73 million.
(4) The amount for 2013 includes approximately $193 million of construction commitments, $100 million of employment agreements, $94 million of entertainment agreements, and $59 million of open purchase orders. Other commitments include various contracted amounts, including information technology, advertising, maintenance and other service agreements. Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. Our contractual commitments for these shows generally do not exceed 12 months and are based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods. Excluded from the above table is approximately $118 million of the remaining premium and interest payable to the Macau government for the Cotai land concession, as the agreement was not effective until it was published in the Official Gazette of Macau in January 2013.

As discussed in "Executive Overview" and in "Liquidity and Capital Resources" we have made significant progress toward improving our financial position. Our December 2012 financing transactions provided for a significant reduction in interest expense projected for 2013 and enabled us to extend our maturities. In addition, our access to lower cost financing and ability to finance development opportunities has also improved significantly as a result of these transactions. While we have significant indebtedness, we believe we have the ability to meet known obligations, including principal and interest obligations as well as planned capital expenditures, over the next few years with cash flows from operations and availability under our senior credit facility.

We expect to spend approximately $350 million in capital expenditures at our wholly owned domestic resorts during 2013. We do not expect to spend significant amounts of capital on new developments, but future capital expenditures could vary from our current expectations depending on the progress of our development efforts and the structure of our ownership interests in future developments. In Macau, we expect to spend approximately $250 million on capital improvements at MGM Macau and our Cotai project, excluding land and capitalized interest, during 2013.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material effect on our results of operations, financial position or cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates. However, by their nature, judgments are subject to an inherent degree of uncertainty and therefore actual results can differ from our estimates.

Business Combinations

We accounted for our acquisition of MGM China in June 2011 as a business combination and have historically had significant acquisitions accounted for as business combinations. In a business combination, we determine the fair value of acquired assets, including identifiable intangible assets, assumed liabilities, and noncontrolling interests. The fair value of the acquired business is allocated to the acquired assets, assumed liabilities, and noncontrolling interests based on their fair value, with any remaining fair value allocated to goodwill. This allocation process requires use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. Identifiable finite-life intangible assets, such as certain license rights and customer lists, are amortized over the intangible asset's estimated useful life. The method of amortization reflects the pattern in which the economic benefits of the intangible asset are consumed if determinable, normally estimated based on estimated future cash flows of the intangible asset. Goodwill, as well as other intangible assets determined to have indefinite lives, are not amortized, but are reviewed for impairment as discussed further below.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Aria, Bellagio, MGM Grand Las Vegas and The Mirage. In addition, MGM China extends credit to certain in house gaming customers and gaming promoters. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well. We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States and Macau. At December 31, 2012 and 2011, approximately 27% and 28%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. At December 31, 2012 and 2011, approximately 63% and 61%, respectively, of our casino accounts receivable was owed by customers from the Far East. We consider the likelihood and difficulty of enforceability, among other factors, when we issue credit to customers who are not residents of the United States.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

In addition to enforceability issues, the collectibility of unpaid markers given by foreign customers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

	At December 31,		
	2012	2011	2010
		(In thousands)	
Casino receivables	$ 294,312	$ 347,679	$ 229,318
Allowance for doubtful casino accounts receivable	90,452	94,800	85,547
Allowance as a percentage of casino accounts receivable	31%	27%	37%
Percentage of casino accounts outstanding over 180 days	23%	18%	28%

Approximately $71 million of casino receivables and $14 million of the allowance for doubtful casino accounts receivable relate to MGM China at December 31, 2012. The allowance for doubtful accounts as a percentage of casino accounts receivable has increased in the current year primarily due to an increase in the aging of accounts. At December 31, 2012, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change pre-tax net income by $3 million.

Fixed Asset Capitalization and Depreciation Policies

Property and equipment are stated at cost. For the majority of our property and equipment, cost has been determined based on estimated fair values in connection with the June 2011 MGM China acquisition, the April 2005 Mandalay acquisition and the May 2000 Mirage Resorts acquisition. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiaries. In addition, interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. In addition, our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

Impairment of Long-lived Assets, Goodwill and Indefinite-lived Intangible Assets

We evaluate our property and equipment and other long-lived assets for impairment based on our classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset. For operating assets, fair value is typically measured using a discounted cash flow model whereby future cash flows are discounted using a weighted-average cost of capital, developed using a standard capital asset pricing model, based on guideline companies in our industry. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be held for sale or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. Potential factors which could trigger an impairment include underperformance compared to historical or projected operating results, negative industry or economic factors, significant changes to our operating environment, or changes in intended use of the asset group. We estimate future cash flows using our internal budgets and probability weight cash flows in certain circumstances to consider alternative outcomes associated with recoverability of the asset group, including potential sale. Historically, undiscounted cash flows of our significant operating asset groups have exceeded their carrying values by a substantial margin.

We review indefinite-lived intangible assets and goodwill at least annually and between annual test dates in certain circumstances. We perform our annual impairment test for indefinite-lived intangible assets and goodwill in the fourth quarter of each fiscal year. Indefinite-lived intangible assets consist primarily of license rights, which are tested for impairment using a discounted cash flow approach, and trademarks, which are tested for impairment using the relief-from-royalty method. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on our budgeted future results discounted using a weighted average cost of capital, developed using a standard capital asset pricing model based on guideline companies in our industry, and market indicators of terminal year capitalization rates. As of the date we completed our 2012 goodwill impairment analysis, the estimated fair values of our reporting units with associated goodwill were substantially in excess of their carrying values for all our reporting units with goodwill except for MGM China. As of the date of our goodwill impairment test in the fourth quarter, we determined that the fair value of our MGM China reporting unit is slightly in excess of its carrying value, therefore no impairment was indicated. As discussed below, management makes significant judgments and estimates as part of these analyses. If future operating results for MGM China do not meet our current expectations, we may be required to record an impairment charge related to the MGM China goodwill.

There are several estimates inherent in evaluating these assets for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, the determination of capitalization rates and the discount rates used in the impairment tests are highly judgmental and dependent in large part on expectations of future market conditions.

See "Operating results—Details of Charges" for further discussion of write downs and impairments of long-lived assets.

Impairment of Investments in Unconsolidated Affiliates

We evaluate our investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of our investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, we compare the estimated fair value of the investment to its carrying value to determine whether an impairment is indicated and determine whether the impairment is "other-than-temporary" based on our assessment of relevant factors, including consideration of our intent and ability to retain our investment. We estimate fair value using a discounted cash flow analysis based on estimates of future cash flows and market indicators of discount rates and terminal year capitalization rates. See "Results of Operations" for discussion of impairment charges.

Income Taxes

We recognize deferred tax assets, net of applicable reserves, related to net operating loss and tax credit carryforwards and certain temporary differences with a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. Given the negative impact of the U.S. economy on the results of operations in the past several years, we no longer rely on future domestic operating income in assessing the realizability of our domestic deferred tax assets and now rely only on the future reversal of existing domestic taxable temporary differences. As of December 31, 2012, the scheduled future reversal of existing U.S. federal deductible temporary differences exceeds the scheduled future reversal of existing U.S. federal taxable temporary differences. Consequently, during 2012 we began recording a valuation allowance for U.S. federal deferred tax assets in order to account for this excess. At December 31, 2012, such valuation allowance was $1.0 billion. In addition, there is a $13 million valuation allowance, after federal effect, provided on certain state deferred tax assets and a valuation allowance of $61 million on certain Macau deferred tax assets because we believe these assets do not meet the "more likely than not" criteria for recognition.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. Positions taken in tax returns are sometimes subject to uncertainty in the tax laws and may not ultimately be accepted by the IRS or other tax authorities.

We assess our tax positions using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities we record as a result of this analysis are recorded separately from any current or deferred income tax accounts, and are classified as current ("Other accrued liabilities") or long-term ("Other long-term liabilities") based on the time until expected payment. Additionally, we recognize accrued interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material.

As of December 31, 2012, we are no longer subject to examination of our U.S. consolidated federal income tax returns filed for years ended prior to 2005. The IRS completed its examination of our consolidated federal income tax returns for the 2003 and 2004 tax years during 2010 and we paid $12 million in tax and $4 million in associated interest with respect to adjustments to which we agreed. In addition, we submitted a protest to IRS Appeals of certain adjustments to which we did not agree. We expect the issues subject to appeal will be settled within the next 12 months. During the fourth quarter of 2010, the IRS opened an examination of our consolidated federal income tax returns for the 2005 through 2009 tax years. We expect that the IRS will complete this examination within the next 12 months and we may agree to certain adjustments and protest others.

During the first quarter of 2011, the IRS opened audits of the 2007 through 2008 tax years of CityCenter Holdings, LLC, an unconsolidated affiliate treated as a partnership for income tax purposes and the 2008 through 2009 tax years of MGM Grand Detroit, LLC, a subsidiary treated as a partnership for income tax purposes. The IRS has completed field work with respect to these examinations and the issuance of final audit reports is pending. We may agree to certain adjustments and protest others.

During 2010, we reached settlement with IRS Appeals with respect to the audit of the 2004 through 2006 tax years of MGM Grand Detroit, LLC. At issue was the tax treatment of payments made under an agreement to develop, own and operate a hotel casino in the City of Detroit. We agreed to pay $1 million in tax for such years as a result of this settlement.

During the fourth quarter of 2010, we and our joint venture partner reached tentative settlement with IRS Appeals with respect to the audit of the 2003 and 2004 tax years of a cost method investee of ours that is treated as a partnership for income tax purposes. The adjustments to which we agreed in such tentative settlement will be included in any settlement that we may reach with respect to the 2003 and 2004 examination of our consolidated federal income tax return. The IRS is currently auditing the 2005 through 2009 tax years of this investee. We expect that the IRS will complete this examination within the next 12 months and we may agree to certain adjustments and protest others.

During 2010, the IRS closed its examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005 and issued a "No-Change Letter." The statutes of limitations for assessing tax for all Mandalay Resort Group pre-acquisition years are now closed.

As of December 31, 2012, other than adjustments resulting from the federal income tax audits discussed above and the exceptions noted below, we were no longer subject to examination of our various state and local tax returns filed for years ended prior to 2008. During 2010, the state of Illinois initiated an audit of our Illinois combined returns for the 2006 and 2007 tax years. Such audit closed in 2012 resulting in an immaterial refund of taxes from such years. During 2010, the state of New Jersey began audit procedures of a cost method investee of ours for the 2003 through 2006 tax years. No other state or local income tax returns are currently under exam.

Stock-based Compensation

We account for stock options and stock appreciation rights ("SARs") measuring fair value using the Black-Scholes model. For restricted share units ("RSUs"), compensation expense is calculated based on the fair market value of our stock on the date of grant. We account for performance stock units ("PSUs") measuring fair value using the Monte Carlo valuation model. There are several management assumptions required to determine the inputs into the Black-Scholes model and Monte Carlo valuation model. Our volatility and expected term assumptions used in the Black-Scholes model can significantly affect the fair value of stock options and SARs. The Monte Carlo valuation model also utilizes multiple assumptions, including volatility, to determine the fair value of the award. Changes in the subjective assumptions can materially affect the estimate of the fair value of share-based compensation and consequently, the related amount recognized in the consolidated financial statements. The extent of the impact will depend, in part, on the extent of awards in any given year. For 2012, a 10% change in the assumptions used in the Black-Scholes and Monte Carlo valuation models would not have resulted in a material impact on the fair value of the awards granted.

2005 Omnibus Incentive Plan. In 2012, we granted 2.6 million SARs and 0.7 million PSUs with a total fair value of $22 million. In 2011, we granted 3.5 million SARs with a total fair value of $19 million. In 2010, we granted 3.8 million SARs with a total fair value of $27 million.

MGM China Share Option Plan. In 2012, MGM China granted 1.0 million stock options with a total fair value of $1 million. In 2011, MGM China granted 19.3 million stock options with a total fair value of $24 million.

Recently Issued Accounting Standards

Certain amendments to Accounting Standards Codification ("ASC") 820, "Fair Value Measurements," became effective for us for fiscal years beginning after December 15, 2011. Such amendments included a consistent definition of fair value, enhanced disclosure requirements for Level 3 fair value adjustments and other changes to required disclosures. Our adoption of these amendments did not have a material effect on our financial statements.

In June 2011, ASC 220, "Comprehensive Income," was amended and became effective for us for fiscal years beginning after December 15, 2011. We elected to present a separate statement of comprehensive income which provides each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Our adoption of this amendment did not have a material effect on our financial statements.

In September 2011, ASC 350, "Intangibles-Goodwill and Others," was amended to simplify the assessment of goodwill impairment and became effective for us for fiscal years beginning after December 15, 2011. The amended guidance allows us to do an initial qualitative assessment of relative events and circumstances to determine if fair value of a reporting unit is more likely than not less than its carrying value, prior to performing the two-step quantitative goodwill impairment test. Our adoption of this amendment did not have a material effect on our financial statements.

In July 2012, ASC 350, "Intangibles-Goodwill and Others," was amended to simplify the assessment of testing the impairment of indefinite-lived intangible assets other than goodwill and will become effective for us for fiscal years beginning after September 15, 2012. The amended guidance allows us to do an initial qualitative assessment to determine whether it is more likely than not that the fair value of our indefinite-lived intangible assets are less than their carrying amounts prior to performing the quantitative indefinite-lived intangible asset impairment test. We do not believe the adoption of this amendment will have a material effect on our financial statements.

Market Risk

In addition to the inherent risks associated with our normal operations, we are also exposed to additional market risks. Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our primary exposure to market risk is interest rate risk associated with our variable rate long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities. A change in interest rates generally does not have an impact upon our future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be affected by changes in interest rates. This effect would be realized in the periods subsequent to the periods when the debt matures. We do not hold or issue financial instruments for trading purposes and do not enter into derivative transactions that would be considered speculative positions.

As of December 31, 2012, long-term variable rate borrowings represented approximately 25% of our total borrowings. Assuming a 100 basis-point increase in LIBOR (in the case of term B loans, over the 1% floor specified in our senior credit facility), our annual interest cost would change by approximately $28 million based on gross amounts outstanding at December 31, 2012. Assuming a 100 basis-point increase in HIBOR for the MGM Grand Paradise credit facility, our annual interest cost would change by approximately $6 million based on amounts outstanding at December 31, 2012. The following table provides additional information about our gross long-term debt subject to changes in interest rates:

	Debt maturing in,							Fair Value December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	
					(In millions)			
Fixed rate	$ 612	$ 509	$ 2,325	$ 1,476	$ 743	$ 4,579	$10,244	$ 10,954
Average interest rate	7.0%	5.9%	5.1%	8.2%	7.6%	7.8%	7.1%	
Variable rate	$ 28	$ 28	$ 28	$ 166	$ 1,441	$ 1,663	$ 3,354	$ 3,354
Average interest rate	3.9%	3.9%	3.9%	3.0%	3.2%	4.3%	3.7%	

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Sections 13a- 15(f) and 15d- 15(f) of the Exchange Act) for MGM Resorts International and subsidiaries (the "Company").

Objective of Internal Control over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. These include controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate for all timely decisions regarding required disclosure. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management, with the participation of the Company's principal executive officer and principal financial officer, has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its evaluation as of December 31, 2012, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the year ended December 31, 2012 and issued their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting and such report is also included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM Resorts International

We have audited the internal control over financial reporting of MGM Resorts International and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012. Our report dated February 28, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM Resorts International

We have audited the accompanying consolidated balance sheets of MGM Resorts International and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM Resorts International and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 28, 2013

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	At December 31, 2012	At December 31, 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,543,509	$ 1,865,913
Accounts receivable, net	443,677	491,730
Inventories	107,577	112,735
Deferred income taxes, net	179,431	91,060
Prepaid expenses and other	232,898	251,282
Total current assets	2,507,092	2,812,720
Property and equipment, net	14,194,652	14,866,644
Other assets		
Investments in and advances to unconsolidated affiliates	1,444,547	1,635,572
Goodwill	2,902,847	2,896,609
Other intangible assets, net	4,737,833	5,048,117
Other long-term assets, net	497,767	506,614
Total other assets	9,582,994	10,086,912
	$26,284,738	$27,766,276
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 199,620	$ 170,994
Income taxes payable	1,350	7,611
Accrued interest on long-term debt	206,736	203,422
Other accrued liabilities	1,517,965	1,362,737
Total current liabilities	1,925,671	1,744,764
Deferred income taxes	2,473,889	2,502,096
Long-term debt	13,589,283	13,470,167
Other long-term obligations	179,879	167,027
Commitments and contingencies (Note 11)		
Stockholders' equity		
Common stock, $.01 par value: authorized 1,000,000,000 shares; issued and outstanding 489,234,401 and 488,834,773 shares	4,892	4,888
Capital in excess of par value	4,132,655	4,094,323
Retained earnings	213,698	1,981,389
Accumulated other comprehensive income	14,303	5,978
Total MGM Resorts International stockholders' equity	4,365,548	6,086,578
Noncontrolling interests	3,750,468	3,795,644
Total stockholders' equity	8,116,016	9,882,222
	$26,284,738	$27,766,276

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenues			
Casino	$ 5,319,489	$ 4,002,985	$ 2,479,695
Rooms	1,588,770	1,547,765	1,370,054
Food and beverage	1,472,382	1,425,428	1,339,174
Entertainment	483,946	514,883	486,319
Retail	196,938	204,806	194,891
Other	482,547	485,661	459,926
Reimbursed costs	357,597	351,207	359,470
	9,901,669	8,532,735	6,689,529
Less: Promotional allowances	(740,825)	(683,423)	(633,528)
	9,160,844	7,849,312	6,056,001
Expenses			
Casino	3,396,752	2,515,279	1,422,531
Rooms	507,856	485,751	423,073
Food and beverage	844,629	829,018	774,443
Entertainment	356,934	375,559	360,383
Retail	112,732	124,063	120,593
Other	344,782	345,484	333,817
Reimbursed costs	357,597	351,207	359,470
General and administrative	1,239,774	1,182,505	1,128,803
Corporate expense	235,007	174,971	124,241
Preopening and start-up expenses	2,127	(316)	4,247
Property transactions, net	708,049	178,598	1,451,474
Gain on MGM China transaction	-	(3,496,005)	-
Depreciation and amortization	927,697	817,146	633,423
	9,033,936	3,883,260	7,136,498
Income (loss) from unconsolidated affiliates	(46,382)	91,094	(78,434)
Operating income (loss)	80,526	4,057,146	(1,158,931)
Non-operating income (expense)			
Interest expense, net of amounts capitalized	(1,116,358)	(1,086,832)	(1,113,580)
Non-operating items from unconsolidated affiliates	(90,020)	(119,013)	(108,731)
Other, net	(608,361)	(19,670)	165,217
	(1,814,739)	(1,225,515)	(1,057,094)
Income (loss) before income taxes	(1,734,213)	2,831,631	(2,216,025)
Benefit for income taxes	117,301	403,313	778,628
Net income (loss)	(1,616,912)	3,234,944	(1,437,397)
Less: Net income attributable to noncontrolling interests	(150,779)	(120,307)	-
Net income (loss) attributable to MGM Resorts International	$ (1,767,691)	$ 3,114,637	$ (1,437,397)
Net income (loss) per share of common stock attributable to MGM Resorts International			
Basic	$ (3.62)	$ 6.37	$ (3.19)
Diluted	$ (3.62)	$ 5.62	$ (3.19)

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Net income (loss)	$ (1,616,912)	$ 3,234,944	$ (1,437,397)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	17,124	11,692	1,706
Other	(445)	(37)	(70)
Other comprehensive income	16,679	11,655	1,636
Comprehensive income (loss)	(1,600,233)	3,246,599	(1,435,761)
Less: comprehensive income attributable to noncontrolling interests	(159,133)	(125,683)	-
Comprehensive income (loss) attributable to MGM Resorts International	$ (1,759,366)	$ 3,120,916	$ (1,435,761)

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income (loss)	$ (1,616,912)	$ 3,234,944	$ (1,437,397)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	927,697	817,146	633,423
Amortization of debt discounts, premiums and issuance costs	73,389	93,800	87,983
(Gain) loss on retirement of long-term debt	563,292	(717)	(132,126)
Provision for doubtful accounts	57,068	39,093	29,832
Stock-based compensation	39,560	39,707	34,988
Property transactions, net	708,049	178,598	1,451,474
Gain on MGM China transaction	-	(3,496,005)	-
Loss from unconsolidated affiliates	137,058	27,919	190,659
Distributions from unconsolidated affiliates	21,277	60,801	92,706
Deferred income taxes	(117,203)	(394,437)	(634,082)
Change in operating assets and liabilities:			
Accounts receivable	1,260	(155,043)	(17,376)
Inventories	5,183	(8,039)	5,418
Income taxes receivable and payable, net	(5,978)	183,649	197,986
Prepaid expenses and other	(4,608)	15,268	1,647
Prepaid Cotai land concession premium	(56,372)	-	-
Accounts payable and accrued liabilities	163,270	32,924	11,208
Other	13,321	5,518	(12,329)
Net cash provided by operating activities	909,351	675,126	504,014
Cash flows from investing activities			
Capital expenditures, net of construction payable	(422,763)	(301,244)	(207,491)
Dispositions of property and equipment	426	348	77,601
Acquisition of MGM China, net of cash paid	-	407,046	-
Investments in and advances to unconsolidated affiliates	(54,300)	(128,848)	(553,000)
Distributions from unconsolidated affiliates in excess of earnings	1,723	2,212	135,058
Distributions from cost method investments	-	-	113,422
Investments in treasury securities - maturities longer than 90 days	(285,469)	(330,313)	(149,999)
Proceeds from treasury securities - maturities longer than 90 days	315,438	330,130	-
Other	(1,472)	(643)	(1,670)
Net cash used in investing activities	(446,417)	(21,312)	(586,079)
Cash flows from financing activities			
Net borrowings (repayments) under bank credit facilities - maturities of 90 days or less	1,779,262	(305,880)	(1,886,079)
Borrowings under bank credit facilities - maturities longer than 90 days	1,350,000	7,559,112	9,486,223
Repayments under bank credit facilities - maturities longer than 90 days	(3,634,128)	(6,352,384)	(10,807,860)
Issuance of senior notes	4,100,000	311,415	2,489,485
Retirement of senior notes, including premiums paid	(4,009,117)	(493,816)	(1,154,479)
Debt issuance costs	(160,245)	-	(106,831)
Issuance of common stock in public offering, net	-	-	588,456
Capped call transactions	-	-	(81,478)
Distributions to noncontrolling interest owners	(206,806)	(3,768)	-
Other	(5,925)	(2,757)	(2,615)
Net cash provided by (used in) financing activities	(786,959)	711,922	(1,475,178)
Effect of exchange rate on cash	1,621	1,213	-
Cash and cash equivalents			
Net increase (decrease) for the period	(322,404)	1,366,949	(1,557,243)
Balance, beginning of period	1,865,913	498,964	2,056,207
Balance, end of period	$ 1,543,509	$ 1,865,913	$ 498,964
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 1,039,655	$ 1,001,982	$ 1,020,040
Federal, state and foreign income taxes paid, net of refunds	6,982	(172,018)	(330,218)
Non-cash investing and financing activities			
Increase (decrease) in investment in CityCenter related to change in completion guarantee liability	$ 84,190	$ 54,352	$ 358,708

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years ended December 31, 2012, 2011 and 2010
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total MGM Resorts International Stockholders' Equity	Non-controlling Interests	Total Stockholders' Equity
	Shares	Par Value						
Balances, January 1, 2010	441,222	4,412	3,497,425	304,149	(1,937)	3,804,049	-	3,804,049
Net loss	-	-	-	(1,437,397)	-	(1,437,397)	-	(1,437,397)
Currency translation adjustment	-	-	-	-	1,706	1,706	-	1,706
Other comprehensive loss from unconsolidated affiliate, net	-	-	-	-	(70)	(70)	-	(70)
Stock-based compensation	-	-	40,247	-	-	40,247	-	40,247
Change in excess tax benefit from stock-based compensation	-	-	(10,840)	-	-	(10,840)	-	(10,840)
Issuance of common stock	47,035	470	587,986	-	-	588,456	-	588,456
Issuance of common stock pursuant to stock-based compensation awards	256	3	(1,248)	-	-	(1,245)	-	(1,245)
Capped call transactions	-	-	(52,961)	-	-	(52,961)	-	(52,961)
Other	-	-	217	-	-	217	-	217
Balances, December 31, 2010	488,513	4,885	4,060,826	(1,133,248)	(301)	2,932,162	-	2,932,162
Net income	-	-	-	3,114,637	-	3,114,637	120,307	3,234,944
Currency translation adjustment	-	-	-	-	6,316	6,316	5,376	11,692
Other comprehensive loss from unconsolidated affiliate, net	-	-	-	-	(37)	(37)	-	(37)
MGM China acquisition	-	-	-	-	-	-	3,672,173	3,672,173
Stock-based compensation	-	-	42,723	-	-	42,723	1,556	44,279
Change in excess tax benefit from stock-based compensation	-	-	(8,042)	-	-	(8,042)	-	(8,042)
Issuance of common stock pursuant to stock-based compensation awards	322	3	(1,330)	-	-	(1,327)	-	(1,327)
Cash distributions to noncontrolling interest owners	-	-	-	-	-	-	(3,768)	(3,768)
Other	-	-	146	-	-	146	-	146
Balances, December 31, 2011	488,835	4,888	4,094,323	1,981,389	5,978	6,086,578	3,795,644	9,882,222
Net income (loss)	-	-	-	(1,767,691)	-	(1,767,691)	150,779	(1,616,912)
Currency translation adjustment	-	-	-	-	8,770	8,770	8,354	17,124
Other comprehensive loss from unconsolidated affiliate, net	-	-	-	-	(445)	(445)	-	(445)
Stock-based compensation	-	-	40,566	-	-	40,566	2,862	43,428
Change in excess tax benefit from stock-based compensation	-	-	(301)	-	-	(301)	-	(301)
Issuance of common stock pursuant to stock-based compensation awards	399	4	(1,934)	-	-	(1,930)	-	(1,930)
Cash distributions to noncontrolling interest owners	-	-	-	-	-	-	(207,171)	(207,171)
Other	-	-	1	-	-	1	-	1
Balances, December 31, 2012	489,234	$4,892	$4,132,655	$ 213,698	$14,303	$ 4,365,548	$3,750,468	$ 8,116,016

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

Organization. MGM Resorts International (the "Company") is a Delaware corporation that acts largely as a holding company and, through wholly owned subsidiaries, owns and/or operates casino resorts. The Company owns and operates the following casino resorts in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, The Mirage, Mandalay Bay, Luxor, New York-New York, Monte Carlo, Excalibur and Circus Circus Las Vegas. Operations at MGM Grand Las Vegas include management of The Signature at MGM Grand Las Vegas, a condominium-hotel consisting of three towers. Other Nevada operations include Circus Circus Reno, Gold Strike in Jean and Railroad Pass in Henderson. The Company and its local partners own and operate MGM Grand Detroit in Detroit, Michigan. The Company owns and operates two resorts in Mississippi: Beau Rivage in Biloxi and Gold Strike Tunica. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts, Primm Valley Golf Club at the California/Nevada state line and Fallen Oak golf course in Saucier, Mississippi. The Company has two reportable segments: wholly owned domestic resorts and MGM China. See Note 17 for additional information about the Company's segments.

The Company owns 51% and has a controlling interest in MGM China Holdings Limited ("MGM China"), which owns MGM Grand Paradise, S.A. ("MGM Grand Paradise"), the Macau company that owns the MGM Macau resort and casino and the related gaming subconcession and land concession. See Note 3 for additional information related to MGM China.

The Company owns 50% of CityCenter, located between Bellagio and Monte Carlo. The other 50% of CityCenter is owned by Infinity World Development Corp ("Infinity World"), a wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. CityCenter consists of Aria, a casino resort; Mandarin Oriental Las Vegas, a non-gaming boutique hotel; Crystals, a retail, dining and entertainment district; and Vdara, a luxury condominium-hotel. In addition, CityCenter features residential units in the Residences at Mandarin Oriental and Veer. The Company receives a management fee of 2% of revenues for the management of Aria and Vdara, and 5% of EBITDA (as defined in the agreements governing the Company's management of Aria and Vdara). In addition, the Company receives an annual fee of $3 million for the management of Crystals.

The Company has 50% interests in Grand Victoria and Silver Legacy. Grand Victoria is a riverboat casino in Elgin, Illinois; an affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort. Silver Legacy is located in Reno, adjacent to Circus Circus Reno, and the other 50% is owned by Eldorado LLC. See Note 6 for additional information related to Silver Legacy.

MGM Hospitality seeks to leverage the Company's management expertise and well-recognized brands through strategic partnerships and international expansion opportunities. The Company has entered into management agreements for hotels in the Middle East, North Africa, India and China.

Borgata. The Company has a 50% economic interest in Borgata Hotel Casino & Spa ("Borgata") located on Renaissance Pointe in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation ("Boyd") owns the other 50% of Borgata and also operates the resort. The Company's interest is held in trust and was offered for sale pursuant to its amended settlement agreement with the New Jersey Division of Gaming Enforcement ("DGE") and approved by the New Jersey Casino Control Commission ("CCC"). The terms of the amended settlement agreement previously mandated the sale by March 2014. The Company had the right to direct the sale through March 2013 (the "divesture period"), subject to approval of the CCC, and the trustee was responsible for selling the trust property during the following 12-month period (the "terminal sale period"). On February 13, 2013, the settlement agreement was further amended to allow the Company to re-apply to the CCC for licensure in New Jersey and to defer expiration of these periods pending the outcome of the licensure process. If the CCC denies the Company's licensure request, then the divestiture period will immediately end, and the terminal sale period will immediately begin, which will result in the Company's Borgata interest being disposed of by the trustee pursuant to the terms of the settlement agreement.

The Company consolidates the trust because it is the sole economic beneficiary and accounts for its interest in Borgata under the cost method. The Company reviews its investment carrying value whenever indicators of impairment exist and accordingly has recorded impairment charges in each of the years ended December 31, 2012, 2011 and 2010. See Note 16 for further discussion.

As of December 31, 2012, the trust had $135 million of cash and investments, of which $120 million is held in U.S. treasury securities with maturities greater than three months but less than one year, and is recorded within "Prepaid expenses and other." For the year ended December 31, 2012, $52 million was withdrawn from the trust account for the payment of property taxes and interest on the Company's senior credit facility, as authorized in accordance with the terms of the trust agreement. As of December 31, 2011, the trust had $188 million of cash and investments, of which $150 million was held in U.S. treasury securities with maturities greater than three months but less than one year.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. The Company does not have significant variable interests in variable interest entities. All intercompany balances and transactions have been eliminated in consolidation.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company's accounting and impairment assessments of its long-lived assets, investments in unconsolidated affiliates, cost method investments, assets acquired and liabilities assumed in an acquisition, goodwill and other intangible assets. Fair value measurements also affect the Company's accounting for certain of its financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs.

- The fair value of the Company's treasury securities held by the Borgata trust was $120 million, measured using Level 1 inputs. See Note 1;
- When assessing the impairment of its investment in joint ventures including CityCenter, Grand Victoria, and Silver Legacy and its cost method investment in Borgata, the Company estimated fair value utilizing Level 3 inputs. See Note 6 and See Note 16;
- When assessing the impairment of Circus Circus Reno, the Company estimated fair value using Level 3 inputs. See Note 16;
- When assessing the impairment of its undeveloped land, the Company estimated fair value using Level 2 and Level 3 inputs. See Note 16; and
- The Company uses Level 1 inputs for its long-term debt fair value disclosures. See Note 9.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of 90 days or less at the date of acquisition. Such investments are carried at cost, which approximates market value. Book overdraft balances resulting from the Company's cash management program are recorded as accounts payable, construction payable, or other accrued liabilities, as applicable.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of casino accounts receivable. The Company issues credit to approved casino customers and gaming promoters following background checks and investigations of creditworthiness. At December 31, 2012, a substantial portion of the Company's receivables was due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their net carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2012, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily using the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the cost method.

Property and equipment. Property and equipment are stated at cost. A significant amount of the Company's property and equipment was acquired through business combinations and therefore recognized at fair value at the acquisition date. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 20 years

The Company evaluates its property and equipment and other long-lived assets for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Company recognizes the asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets held for sale or assets to be held and used, are recorded as operating expenses. See Note 16 for information on recorded impairment charges.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the

Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Investments in and advances to unconsolidated affiliates. The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the accompanying consolidated statements of cash flows. The Company classifies operating income and losses as well as gains and impairments related to its investments in unconsolidated affiliates as a component of operating income or loss, as the Company's investments in such unconsolidated affiliates are an extension of the Company's core business operations.

The Company evaluates its investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of its investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether the impairment is "other-than-temporary" based on its assessment of all relevant factors, including consideration of the Company's intent and ability to retain its investment. The Company estimates fair value using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rates. See Note 6 for results of the Company's review of its investment in certain of its unconsolidated affiliates.

Special revenue bonds. The Company owns South Jersey Transportation Authority special revenue bonds, the original proceeds from which were used to provide funding for the Atlantic City/Brigantine Connector Project. The repayment of the remaining principal and interest for the bonds is supported by eligible investment alternative tax obligation payments made to the Casino Reinvestment Development Authority from future casino licensees on the Renaissance Pointe land owned by the Company. However, management believes the probability for casino development on Renaissance Pointe in the foreseeable future is remote due to the continued deterioration of the Atlantic City market and initial underperformance of a recent resort that opened in the market. As such, the Company has assumed no future cash flows will be received to support the carrying value of the bonds, and recorded an other-than-temporary impairment of $47 million as of December 31, 2012, included in "Other, net."

Goodwill and other intangible assets. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment tests in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment review for goodwill and indefinite-lived intangible assets in 2012, 2011 and 2010, except as disclosed in Note 16.

Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on the estimated future results of the Company's reporting units discounted using market discount rates and market indicators of terminal year capitalization rates. The implied fair value of a reporting unit's goodwill is compared to the carrying value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to its assets and liabilities and the amount remaining, if any, is the implied fair value of goodwill. If the implied fair value of the goodwill is less than its carrying value then it must be written down to its implied fair value. License rights are tested for impairment using a discounted cash flow approach, and trademarks are tested for impairment using the relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss must be recognized equal to the difference.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Rooms	$ 109,713	$ 100,968	$ 104,264
Food and beverage	298,111	274,776	249,111
Entertainment, retail and other	35,643	32,705	30,683
	$ 443,467	$ 408,449	$ 384,058

Gaming promoters. A significant portion of the high-end ("VIP") gaming volume at MGM Macau is generated through the use of gaming promoters, also known as junket operators. These operators introduce high-end gaming players to MGM Macau, assist these customers with travel arrangements, and extend gaming credit to these players. VIP gaming at MGM Macau is conducted by the use of special purpose nonnegotiable gaming chips called "rolling chips." Gaming promoters purchase these rolling chips from MGM Macau and in turn sell these chips to their players. The rolling chips allow MGM Macau to track the amount of wagering conducted by each gaming promoters' clients in order to determine VIP gaming play. In exchange for the gaming promoters' services, MGM Macau pays the gaming promoters through rolling chip turnover-based commissions or through revenue-sharing arrangements. The estimated portion of the gaming promoter payments that represent amounts passed through to VIP customers is recorded net against casino revenue, and the estimated portion retained by the gaming promoter for its compensation is recorded to casino expense.

Reimbursed expenses. The Company recognizes costs reimbursed pursuant to management services as revenue in the period it incurs the costs. Reimbursed costs related mainly to the Company's management of CityCenter.

Loyalty programs. The Company's primary loyalty program is "M life" and is available to patrons at substantially all of the Company's owned and operated resorts. Customers earn points based on their slots play which can be redeemed for free play at any of the Company's participating resorts. The Company records a liability based on the points earned multiplied by the redemption value, less an estimate for points not expected to be redeemed, and records a corresponding reduction in casino revenue. Customers also earn credits ("express comps") based on their slots play and table games play which can be redeemed for complimentary goods and services, including hotel rooms, food and beverage, and entertainment. The Company records a liability for the estimated costs of providing goods and services for express comps based on the express comps earned multiplied by a cost margin, less an estimate for express comps not expected to be redeemed and records a corresponding expense in the casino department. MGM Macau also has a loyalty program, whereby patrons earn rewards that can be redeemed for complimentary services, including hotel rooms, food and beverage and entertainment.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense, which is generally included in general and administrative expenses, was $139 million, $121 million, and $123 million for 2012, 2011 and 2010, respectively.

Corporate expense. Corporate expense represents unallocated payroll, aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred.

Preopening and start-up expenses. Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations.

Property transactions, net. The Company classifies transactions such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of assets as "Property transactions, net." See Note 16 for a detailed discussion of these amounts.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Numerator:			
Net income (loss) attributable to MGM Resorts International - basic	$ (1,767,691)	$ 3,114,637	$ (1,437,397)
Interest on convertible debt, net of tax	-	38,344	-
Net income (loss) attributable to MGM Resorts International - diluted	$ (1,767,691)	$ 3,152,981	$ (1,437,397)
Denominator:			
Weighted-average common shares outstanding - basic	488,988	488,652	450,449
Potential dilution from share-based awards	-	1,577	-
Potential dilution from assumed conversion of convertible debt	-	70,666	-
Weighted-average common and common equivalent shares - diluted	488,988	560,895	450,449
Anti-dilutive share-based awards excluded from the calculation of diluted earnings per share	25,041	21,886	29,273

Currency translation. The Company translates the financial statements of foreign subsidiaries that are not denominated in U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are recorded to other comprehensive income (loss).

Comprehensive income (loss). Comprehensive income includes net income (loss) and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's accumulated other comprehensive income are reported in the accompanying consolidated statements of stockholders' equity, and the cumulative balance of these elements consisted of the following:

	At December 31,	
	2012	2011
	(In thousands)	
Currency translation adjustments	$ 28,726	$ 11,602
Other comprehensive loss from unconsolidated affiliates	(693)	(248)
Accumulated other comprehensive income	28,033	11,354
Less: Currency translation adjustment attributable to noncontrolling interests	(13,730)	(5,376)
Accumulated other comprehensive income attributable to MGM Resorts International	$ 14,303	$ 5,978

Recently issued Accounting Standards. Certain amendments to Accounting Standards Codification ("ASC") 820, "Fair Value Measurements," became effective for the Company for fiscal years beginning after December 15, 2011. Such amendments included a consistent definition of fair value, enhanced disclosure requirements for Level 3 fair value adjustments and other changes to required disclosures. The Company's adoption of these amendments did not have a material effect on its financial statements.

In June 2011, ASC 220, "Comprehensive Income," was amended and became effective for the Company for fiscal years beginning after December 15, 2011. The Company elected to present a separate statement of comprehensive income which provides each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Company's adoption of this amendment did not have a material effect on its financial statements.

In September 2011, ASC 350, "Intangibles-Goodwill and Others," was amended to simplify the assessment of goodwill impairment and became effective for the Company for fiscal years beginning after December 15, 2011. The amended guidance allows the Company to do an initial qualitative assessment of relative events and circumstances to determine if fair value of a reporting unit is more likely than not less than its carrying value, prior to performing the two-step quantitative goodwill impairment test. The Company's adoption of this amendment did not have a material effect on its financial statements.

In July 2012, ASC 350, "Intangibles-Goodwill and Others," was amended to simplify the assessment of testing the impairment of indefinite-lived intangible assets other than goodwill and will become effective for the Company for fiscal years beginning after September 15, 2012. The amended guidance allows the Company to do an initial qualitative assessment to determine whether it is more likely than not that the fair value of its indefinite-lived intangible assets are less than their carrying amounts prior to performing the quantitative indefinite-lived intangible asset impairment test. The Company does not believe the adoption of this amendment will have a material effect on its financial statements.

NOTE 3 — MGM CHINA ACQUISITION

On June 3, 2011, the Company and Ms. Ho, Pansy Catilina Chiu King ("Ms. Pansy Ho") completed a reorganization of the capital structure of MGM China and the initial public offering of 760 million shares of MGM China on The Stock Exchange of Hong Kong Limited (the "IPO"), representing 20% of the post issuance capital stock of MGM China, at an offer price of HKD 15.34 per share. Pursuant to this reorganization, the Company, through a wholly owned subsidiary, acquired an additional 1% of the overall capital stock of MGM China for HKD 15.34 per share, or approximately $75 million, and thereby became the indirect owner of 51% of MGM China. Following the IPO, the underwriters exercised their overallotment rights with respect to 59 million shares.

Through the acquisition of its additional 1% interest of MGM China, the Company obtained a controlling interest and was required to consolidate MGM China as of June 3, 2011. Prior to the IPO, the Company held a 50% interest in MGM Grand Paradise, which was accounted for under the equity method as discussed in Note 6. The acquisition of the controlling financial interest was accounted for as a business combination and the Company recognized 100% of the assets, liabilities, and noncontrolling interests of MGM China at fair value at the date of acquisition. The fair value of the equity interests of MGM China was determined by the IPO transaction price and equaled approximately $7.5 billion. The carrying value of the Company's equity method investment was significantly less than its share of the fair value of MGM China at the acquisition date, resulting in a $3.5 billion gain on the acquisition. Under the acquisition method, the fair value was allocated to the assets acquired, liabilities assumed and noncontrolling interests recorded in the transaction.

The following table sets forth the allocation at June 3, 2011 (in thousands):

Current assets	$ 558,037
Property and equipment and other long-term assets	704,823
Goodwill	2,821,589
Gaming subconcession	4,499,727
Land concession	84,466
Customer lists	128,564
Gaming promoter relationships	179,989
Current liabilities	(459,518)
Long-term debt	(642,818)
Deferred taxes	(380,628)
	$ 7,494,231
Noncontrolling interests	$ (3,672,173)

As discussed above, the Company recognized the identifiable intangible assets of MGM China at fair value. The gaming subconcession and land concession had historical cost bases which were being amortized by MGM Macau. The customer relationship intangible assets did not have historical cost bases at MGM Macau. The estimated fair values of the intangible assets acquired were primarily determined using Level 3 inputs. The gaming subconcession was valued using an excess earnings model based on estimated future cash flows of MGM Macau. All of the recognized intangible assets were determined to have finite lives and are being amortized over their estimated useful lives as discussed below.

Gaming subconcession. Pursuant to the agreement dated June 19, 2004 between MGM Grand Paradise and Sociedade de Jogos de Macau, S.A. ("SJM"), a gaming subconcession was acquired by MGM Grand Paradise for the right to operate casino games of chance and other casino games for a period of 15 years commencing on April 20, 2005. The Company cannot provide any assurance that the gaming subconcession will be extended beyond the original terms of the agreement; however, management believes that the gaming subconcession will be extended, given that the land concession agreement with the government extends significantly beyond the gaming subconcession. In addition, management believes that the fair value of MGM China reflected in the IPO pricing suggests that market participants have assumed the gaming subconcession will be extended beyond its initial term. As such, the Company is amortizing the gaming subconcession intangible asset on a straight-line basis over the initial term of the land concession through April 6, 2031. As further discussed in Note 7, the Company will extend the estimated useful life of its gaming subconcession in connection with the gazetting of its Cotai land concession.

Land concession. MGM Grand Paradise entered into a contract with the Macau government to use the land under MGM Macau commencing from April 6, 2006. The land use right has an initial term through April 6, 2031, subject to renewal for additional periods. The land concession intangible asset is amortized on a straight-line basis over the remaining initial contractual term.

Customer lists. The Company recognized an intangible asset related to customer lists, which is amortized on an accelerated basis over its estimated useful life of five years.

Gaming promoter relationships. The Company recognized an intangible asset related to its relationships with gaming promoters, which is amortized on a straight-line basis over its estimated useful life of four years.

Deferred taxes. The Company recorded a net deferred tax liability of $381 million for the acquisition of the controlling financial interest in MGM China and a corresponding increase to goodwill. The net deferred tax liability represents the excess of the financial reporting amounts of the net assets of MGM China over their respective bases under Macau tax law measured at the enacted tax rates expected to apply to taxable income in the periods such differences are expected to be realized, net of a valuation allowance of $72 million. The tax-effected components of the net deferred tax liability at June 3, 2011 were as follows (in thousands):

Deferred tax assets- foreign	
Accruals, reserves and other	$ 121
Bad debt reserve	3,161
Long-term debt	2,816
Net operating loss carryforward	58,781
Preopening and start-up expenses	3,838
Property and equipment	7,822
	76,539
Less: Valuation allowance	(71,670)
	4,869
Deferred tax liabilities- foreign	
Intangible assets	(385,497)
Net deferred tax liability	$ (380,628)

At June 3, 2011, the Company had an excess amount for financial reporting over the U.S. tax basis of its investment in MGM China of $3.6 billion that management does not consider to be essentially permanent in duration. The Company expects substantially all of this basis difference to resolve through repatriations of future MGM China earnings. The Company has not provided U.S. deferred taxes for the excess financial reporting basis expected to resolve through repatriations of future MGM China earnings because there would be sufficient foreign tax credits to offset all U.S. income tax that would result from the future repatriation of such earnings. Deferred taxes of $5 million are provided for the basis difference not expected to resolve through repatriations of future MGM China earnings.

MGM China results. MGM China's results included in the accompanying consolidated financial statements beginning as of June 3, 2011 are presented below:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net revenues	$ 2,807,676	$ 1,534,963	$ -
Operating income	302,092	137,440	-
Net income	289,631	238,419	-
Net income attributable to MGM Resorts International	147,712	121,594	-

Pro forma information. The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the Company's acquisition of its controlling financial interest had occurred as of January 1, 2010 and excludes the gain recognized by the Company:

	Year Ended December 31,	
	2011	2010
	(In thousands, except per share data)	
Net revenues	$ 8,920,343	$ 7,627,227
Operating income (loss)	577,271	(1,308,633)
Net loss	(262,452)	(1,599,813)
Net loss attributable to MGM Resorts International	(435,099)	(1,567,281)
Loss per share of common stock attributable to MGM Resorts International:		
Basic	$ (0.89)	$ (3.48)
Diluted	$ (0.89)	$ (3.48)

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	At December 31,	
	2012	2011
	(In thousands)	
Casino	$ 294,312	$ 347,679
Hotel	147,476	165,410
Other	99,800	79,848
	541,588	592,937
Less: Allowance for doubtful accounts	(97,911)	(101,207)
	$ 443,677	$ 491,730

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	At December 31,	
	2012	2011
	(In thousands)	
Land	$ 6,499,492	$ 7,032,853
Buildings, building improvements and land improvements	9,272,556	9,122,080
Furniture, fixtures and equipment	3,995,161	3,926,438
Construction in progress	140,693	122,372
	19,907,902	20,203,743
Less: Accumulated depreciation and amortization	(5,713,250)	(5,337,099)
	$ 14,194,652	$ 14,866,644

NOTE 6 — INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Investments in and advances to unconsolidated affiliates consisted of the following:

	At December 31,	
	2012	2011
	(In thousands)	
CityCenter Holdings, LLC - CityCenter (50%)	$ 1,220,741	$ 1,332,299
Elgin Riverboat Resort-Riverboat Casino - Grand Victoria (50%)	206,296	292,094
Circus and Eldorado Joint Venture - Silver Legacy (50%)	6,575	-
Other	10,935	11,179
	$ 1,444,547	$ 1,635,572

The Company recorded its share of the results of operations of unconsolidated affiliates as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Income (loss) from unconsolidated affiliates	$ (46,382)	$ 91,094	$ (78,434)
Preopening and start-up expenses	(656)	-	(3,494)
Non-operating items from unconsolidated affiliates	(90,020)	(119,013)	(108,731)
	$ (137,058)	$ (27,919)	$ (190,659)

Borgata

As discussed in Note 1, the Company discontinued the equity method of accounting for Borgata in March 2010 at the point the assets were placed in the trust, and accounts for its rights under the trust arrangement under the cost method of accounting.

Grand Victoria

At June 30, 2012, the Company reviewed the carrying value of its Grand Victoria investment for impairment due to a decrease in operating results at the property and the loss of market share as a result of the opening of a new riverboat casino in the Illinois market, as well as a decrease in forecasted cash flows for 2013 through 2015. Management used a discounted cash flow analysis to determine the estimated fair value. Key assumptions included in the analysis were estimates of future cash flows including outflows for capital expenditures, a long-term growth rate of 2% and a discount rate of 10.5%. As a result of the discounted cash flow analysis, management determined that it was necessary to record an other-than-temporary impairment charge of $85 million based on an estimated fair value of $205 million for the Company's 50% interest. The Company intends to, and believes it will be able to, retain its investment in Grand Victoria; however, due to the extent of the shortfall and the Company's assessment of the uncertainty of fully recovering its investment, the Company determined that the impairment was other-than-temporary.

Silver Legacy

Silver Legacy had approximately $143 million of outstanding senior secured notes that were due in March 2012. Silver Legacy did not repay its notes at maturity and filed for Chapter 11 bankruptcy protection in May 2012. These notes were non-recourse to the Company. The Company recorded an other-than-temporary impairment charge at December 31, 2011 which decreased the carrying value of its investment in Silver Legacy to zero and ceased applying the equity method for its investment in Silver Legacy. In November 2012, Silver Legacy completed a consensual plan of reorganization pursuant to which the holders of the senior secured notes received a combination of cash and new second lien notes. Concurrently, Silver Legacy entered into an agreement for a new $70 million senior secured credit facility, which provided for a portion of the exit financing associated with the plan of reorganization. As part of the reorganization, the partners invested $7.5 million each in the form of subordinated sponsor notes. The Company resumed the equity method of accounting for its investment in Silver Legacy subsequent to completion of the reorganization.

MGM Grand Paradise Limited

As discussed in Note 3, the Company obtained a controlling financial interest in MGM China as of June 3, 2011. MGM China owns MGM Grand Paradise, the Macau company that owns MGM Macau resort and casino and the related gaming subconcession and land concession. Because the Company obtained a controlling financial interest, it was required to consolidate MGM China beginning on June 3, 2011. Prior thereto, the Company's investment in MGM Grand Paradise was accounted for under the equity method. Prior to the transaction, the Company received distributions from MGM Grand Paradise of approximately $31 million in 2011 and $192 million in 2010.

CityCenter

January 2011 debt restructuring transactions. In January 2011, CityCenter completed a series of transactions including the issuance of $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017 in a private placement. The interest rate on the second lien notes is 10.75% for interest paid in cash, and 11.50% if CityCenter pays interest in the form of additional debt. CityCenter received net proceeds from the offering of the notes of $1.46 billion after initial purchaser's discounts and commissions but before other offering expenses.

Effective concurrently with the notes offering, CityCenter's senior credit facility was amended and restated which extended the maturity of $500 million of the $1.85 billion outstanding loans until January 21, 2015. All borrowings under the senior credit facility in excess of $500 million were repaid using the proceeds of the first lien notes and the second lien notes. In addition, net proceeds from the note offerings, together with equity contributions of $73 million from the members, were used to fund the interest escrow account of $159 million for the benefit of the holders of the first lien notes and the lenders under the restated senior credit facility. CityCenter recorded a loss on the debt modification of $24 million in the first quarter of 2011 related to the above transactions.

February 2012 senior notes issuance. In February 2012, CityCenter issued $240 million in aggregate principal amount of its 7.625% senior secured first lien notes due 2016.

March 2012 amended and restated credit agreement. In March 2012, CityCenter entered into a second amendment and restatement of its senior credit facility. The loans outstanding under the prior credit agreement were repaid in full and no loans were outstanding under the amended credit agreement at December 31, 2012. The amended CityCenter credit facility consists of a $75 million revolving facility which matures January 21, 2015, and loans will bear interest at a base rate (as defined) plus 4%, or in the case of Eurodollar loans, at the Eurodollar rate (as defined) plus 5%. The amended credit agreement contains covenants that, among other things, restrict CityCenter from incurring additional indebtedness, making distributions to equity interests, selling assets and entering into certain transfers. In addition, CityCenter must meet certain minimum EBITDA (as defined) thresholds.

Completion guarantee. The Company entered into an amended completion and cost overrun guarantee in connection with CityCenter's restated senior credit facility agreement and issuance of $1.5 billion of senior secured first lien notes and senior secured second lien notes, as discussed in Note 11.

Investment impairment. At June 30, 2010, the Company reviewed its CityCenter investment for impairment using revised operating forecasts developed by CityCenter management. Based on the then current and forecasted market conditions and because CityCenter's results of operations through June 30, 2010 were below previous forecasts, and the revised operating forecasts were lower than previous forecasts, the Company concluded that it should review the carrying value of its investment. The Company determined that the carrying value of its investment exceeded the fair value determined using a discounted cash flow analysis and therefore an impairment was indicated. The Company intends to and believes it will be able to retain its investment in CityCenter; however, due to the extent of the shortfall and its assessment of the uncertainty of fully recovering its investment, the Company determined that the impairments were "other-than-temporary" and recorded impairment charges of $1.12 billion in the second quarter of 2010.

At September 30, 2010, the Company recognized an increase of $232 million in its total net obligation under its CityCenter completion guarantee, and a corresponding increase in its investment in CityCenter. The increase primarily reflected a revision to prior estimates based on its assessment of the most current information derived from the close-out and litigation. The Company completed an impairment review as of September 30, 2010 and as a result recorded an additional impairment of $191 million in the third quarter of 2010.

The discounted cash flow analyses for the Company's investment in CityCenter included estimated future cash inflows from operations, including residential sales, and estimated future cash outflows for capital expenditures. The June 2010 and September 2010 analyses used an 11% discount rate and a long term growth rate of 4% related to forecasted cash flows for CityCenter's operating assets.

Residential inventory impairment. CityCenter is required to carry its residential inventory at the lower of its carrying value or fair value less costs to sell. Fair value of the residential inventory is determined using a discounted cash flow analysis based on management's current expectations of future cash flows. The key inputs in the discounted cash flow analysis include estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. CityCenter recorded an impairment charge of $36 million in 2012. The Company recognized 50% of such impairment charges, resulting in pre-tax charge of approximately $18 million. CityCenter recorded a residential inventory impairment charge of $53 million in 2011. The Company recognized 50% of such impairment charge, resulting in a pre-tax charge of approximately $26 million. In 2010, CityCenter recorded residential inventory impairment charges of $330 million. The Company recognized 50% of such impairment charges, resulting in a pre-tax charge of approximately $166 million.

Harmon. During the third quarter of 2010, CityCenter management determined that it was unlikely that the Harmon Hotel & Spa ("Harmon") would be completed using the building as it stood. As a result, CityCenter recorded an impairment charge of $279 million in the third quarter of 2010 related to construction in progress assets. The impairment of Harmon did not affect the Company's loss from unconsolidated affiliates in the third quarter of 2010, because the Company's 50% share of the impairment charge had previously been recognized by the Company in connection with prior impairments of its investment balance.

CityCenter accrued $32 million in 2012 related to the estimated demolition cost of the Harmon. The Company recognized 50% of such charge, resulting in a pre-tax charge of approximately $16 million. See Note 11 for additional information regarding Harmon.

CityCenter summary financial information. Summarized balance sheet information of the CityCenter joint venture is as follows:

	At December 31,	
	2012	2011
	(In thousands)	
Current assets	$ 546,851	$ 393,140
Property and other assets, net	8,606,163	9,068,790
Current liabilities	451,332	375,870
Long-term debt and other liabilities	2,533,918	2,491,166
Equity	6,167,764	6,594,894

Summarized income statement information of the CityCenter joint venture is as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net revenues	$ 1,189,854	$ 1,081,861	$ 1,332,063
Operating expenses	(1,429,773)	(1,293,493)	(2,202,908)
Operating loss	(239,919)	(211,632)	(870,845)
Interest expense	(266,026)	(267,836)	(240,731)
Other non-operating expense	(5,023)	(22,706)	(3,614)
Net loss	$ (510,968)	$ (502,174)	$ (1,115,190)

Net revenues related to CityCenter's residential operations were $139 million, $24 million and $490 million in 2012, 2011 and 2010, respectively. In the fourth quarter of 2012, CityCenter completed a bulk sale of 427 of the remaining 438 units at Veer with a carrying amount of $116 million, for $119 million in proceeds.

Unconsolidated Affiliate Financial Information

Summarized balance sheet information of the unconsolidated affiliates is as follows:

	At December 31,	
	2012	2011
	(In thousands)	
Current assets	$ 619,099	$ 502,316
Property and other long-term assets, net	8,875,020	9,332,089
Current liabilities	501,518	569,919
Long-term debt and other liabilities	2,668,759	2,501,246
Equity	6,323,842	6,763,240

Summarized results of operations of the unconsolidated affiliates are as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net revenues	$ 1,527,355	$ 2,558,631	$ 3,345,630
Operating expenses	(1,731,263)	(2,472,668)	(3,877,445)
Operating income (loss)	(203,908)	85,963	(531,815)
Interest expense	(277,119)	(293,578)	(288,273)
Other non-operating expense	(5,329)	(25,876)	(27,451)
Net loss	$ (486,356)	$ (233,491)	$ (847,539)

Basis Differences

The Company's investments in unconsolidated affiliates do not equal the venture-level equity due to various basis differences. Basis differences related to depreciable assets are being amortized based on the useful lives of the related assets and liabilities and basis differences related to non-depreciable assets are not being amortized. Differences between the Company's venture-level equity and investment balances are as follows:

	At December 31,	
	2012	2011
	(In thousands)	
Venture-level equity	$ 3,156,631	$ 3,376,803
Adjustment to CityCenter equity upon contribution of net assets by MGM Resorts International (A)	(589,338)	(594,730)
CityCenter capitalized interest (B)	271,602	281,678
Completion guarantee (C)	316,281	283,739
Advances to CityCenter, net of discount (D)	268,927	217,157
Other-than-temporary impairments of CityCenter investment (E)	(1,972,633)	(2,030,113)
Fair value adjustments upon acquisition of Grand Victoria investment (F)	267,190	267,190
Other adjustments (G)	(274,113)	(166,152)
	$ 1,444,547	$ 1,635,572

(A) Relates to land, other fixed assets, residential real estate, and other assets.

(B) Relates to interest capitalized on the Company's investment balance during development and construction stages. Such amounts are being amortized over the life of the underlying assets.

(C) Represents contributions to CityCenter funded under the completion guarantee recognized as equity contributions by the joint venture split between the partners. Such basis difference is being amortized over the life of the underlying CityCenter assets.

(D) Represents advances to CityCenter recognized as long-term debt by CityCenter; however, since such advances were provided at below market rates, CityCenter recorded the advances at a discount with a corresponding equity contribution. This basis difference will be resolved when the advances are repaid and upon accretion of the discount.

(E) The impairment of the Company's CityCenter investment includes $426 million of impairments allocated to land, which are not amortized. The remaining impairment is being amortized over the average life of the underlying assets.

(F) Relates to indefinite-lived gaming license rights for Grand Victoria.

(G) Other adjustments include the deferred gain on the 2009 CityCenter transaction, a receivable from CityCenter related to condo proceeds received that are expected to be reimbursed to the Company, and other-than-temporary impairments of the Company's investment in Grand Victoria and Silver Legacy. The deferred gain on the CityCenter transaction has been allocated to the underlying assets and is being amortized over the life of the underlying assets. The receivable from CityCenter will be resolved when the condominium proceeds owed to the Company under the completion guarantee are repaid.

NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

	At December 31,	
	2012	2011
	(In thousands)	
Goodwill:		
Mirage Resorts acquisition (2000)	$ 30,451	$ 30,451
Mandalay Resort Group acquisition (2005)	40,524	40,524
MGM China acquisition (2011)	2,831,872	2,825,634
	$ 2,902,847	$ 2,896,609
Indefinite-lived intangible assets:		
Detroit development rights	$ 98,098	$ 98,098
Trademarks, license rights and other	234,073	234,073
Total indefinite-lived intangible assets	332,171	332,171
Finite-lived intangible assets:		
Macau gaming subconcession	4,515,991	4,496,552
Less: Accumulated amortization	(358,873)	(121,478)
	4,157,118	4,375,074
Macau land concession	84,772	84,585
Less: Accumulated amortization	(6,737)	(2,458)
	78,035	82,127
Macau customer lists	129,028	128,744
Less: Accumulated amortization	(75,550)	(32,573)
	53,478	96,171
Macau gaming promoter relationships	180,640	180,242
Less: Accumulated amortization	(71,223)	(25,991)
	109,417	154,251
Other intangible assets	30,226	30,226
Less: Accumulated amortization	(22,612)	(21,903)
	7,614	8,323
Total finite-lived intangible assets	4,405,662	4,715,946
Total other intangible assets, net	$ 4,737,833	$ 5,048,117

Goodwill related to the Mirage Resorts acquisition relates to Bellagio and The Mirage. Goodwill related to the Mandalay Resort Group acquisition relates to Gold Strike Tunica. See Note 3 for additional information related to goodwill recognized as part of the MGM China transaction.

The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit, trademarks and license rights, of which $215 million consists of trademarks and trade names related to the Mandalay acquisition.

See Note 3 for additional information related to the finite-lived intangible assets recognized as part of the MGM China transaction. In connection with the initial MGM China acquisition, the Company determined that the gaming subconcession intangible asset should be amortized on a straight-line basis over the term of the MGM Macau land concession, which expires in April 2031. In January 2013, the

Company's Cotai land concession was gazetted by the Macau government and the Company determined that the estimated remaining useful life of its gaming subconcession should be extended through the end of the Cotai land concession in January 2038. The Company's other finite—lived intangible assets consist primarily of lease acquisition costs amortized over the life of the related leases, and certain license rights amortized over their contractual life. Total amortization expense related to intangible assets was $321 million, $181 million and $1 million for 2012, 2011 and 2010, respectively.

Estimated future amortization is as follows:

		(In thousands)
Years ending December 31,		
2013	$	243,166
2014		231,373
2015		199,089
2016		173,775
2017		170,753
Thereafter		3,387,506
	$	4,405,662

NOTE 8 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	At December 31,			
	2012		2011	
	(In thousands)			
Payroll and related	$	368,702	$	344,992
Advance deposits and ticket sales		102,428		97,753
Casino outstanding chip liability		260,957		290,238
Casino front money deposits		131,187		111,763
Accrued MGM China junket commissions		114,631		38,833
Other gaming related accruals		141,195		118,004
Taxes, other than income taxes		223,308		183,576
Other		175,557		177,578
	$	1,517,965	$	1,362,737

NOTE 9 — LONG-TERM DEBT

Long-term debt consisted of the following:

	At December 31,	
	2012	2011
	(In thousands)	
Senior credit facility:		
$2,800 million ($1,834 million at December 31, 2011) term loans, net	$ 2,791,284	$ 1,728,510
Revolving loans	-	1,462,000
MGM Grand Paradise credit facility	553,531	552,312
$534.7 million 6.75% senior notes, due 2012	-	534,650
$462.2 million 6.75% senior notes, due 2013	462,226	462,226
$150 million 7.625% senior subordinated debentures, due 2013, net	150,539	151,483
$750 million 13% senior secured notes, due 2013, net	-	726,333
$508.9 million 5.875% senior notes, due 2014, net	508,540	508,231
$650 million 10.375% senior secured notes, due 2014, net	-	640,051
$875 million 6.625% senior notes, due 2015, net	876,634	877,208
$1,450 million 4.25% convertible senior notes, due 2015, net	1,460,780	1,465,287
$242.9 million 6.875% senior notes, due 2016	242,900	242,900
$732.7 million 7.5% senior notes, due 2016	732,749	732,749
$500 million 10% senior notes, due 2016, net	496,110	495,317
$743 million 7.625% senior notes, due 2017	743,000	743,000
$850 million 11.125% senior secured notes, due 2017, net	-	832,245
$475 million 11.375% senior notes, due 2018, net	466,117	464,928
$850 million 8.625% senior notes, due 2019	850,000	-
$845 million 9% senior secured notes, due 2020	-	845,000
$1,000 million 6.75% senior notes, due 2020	1,000,000	-
$1,250 million 6.625% senior notes, due 2021	1,250,000	-
$1,000 million 7.75% senior notes, due 2022	1,000,000	-
$0.6 million 7% debentures, due 2036, net	572	572
$4.3 million 6.7% debentures, due 2096	4,265	4,265
Other notes	36	900
	$ 13,589,283	$ 13,470,167

Debt due within one year of the December 31, 2012 balance sheet date is classified as long-term because the Company has both the intent and ability to refinance such amounts with available borrowings under the senior credit facility.

Interest expense, net consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Total interest incurred	$ 1,117,327	$ 1,086,865	$ 1,113,580
Interest capitalized	(969)	(33)	-
	$ 1,116,358	$ 1,086,832	$ 1,113,580

Senior credit facility. The Company's senior credit facility was amended and restated in February 2012, and loans and revolving commitments aggregating approximately $1.8 billion (the "extending loans") were extended to February 2015. In accordance with the amendment, the Company repaid $409 million of outstanding loans to extending lenders. In March 2012, an additional $24 million in term loans were extended and the Company repaid the remaining non-extending term loans. In connection with the February 2012 amendment and subsequent repayment of the non-extending loans, the Company recorded a loss on early retirement of debt of $59 million in "Other, net" related to previously recorded discounts and certain debt issuance costs. Interest on the non-extending portion of the senior credit facility was based on a LIBOR margin of 5.00%, with a LIBOR floor of 2.00%, and a base rate margin of 4.00%, with a base rate floor of 4.00%. Interest on the extending loans was subject to a LIBOR floor of 1.00% and a pricing grid based upon collateral coverage levels.

In December 2012, the Company further amended and restated its senior credit facility, concurrently with the tender offers for all of its senior secured notes discussed below and the issuance of $1.25 billion of 6.625% senior notes due 2021. The amended and restated senior credit facility consists of $1.2 billion of revolving loans, a $1.05 billion term loan A facility and a $1.75 billion term loan B facility. The revolving and term loan A facilities initially bear interest at LIBOR plus 3.00% and are subject to credit rating adjustments after six months. The term loan B facility bears interest at LIBOR plus 3.25% with a LIBOR floor of 1.00%. The revolving and term loan A facilities mature in December 2017. The term loan B facility matures in December 2019. The term A and term B facilities are subject to scheduled amortization payments beginning on the last day of each calendar quarter from and after March 31, 2013, an amount equal to 0.25% of the original principal balance. The term loan B was issued at 99.5% to initial lenders. The Company recorded a loss on retirement of debt of $48 million in "Other, net" related to the amendment and restatement of the senior credit facility in December 2012, which included previously recorded discounts and certain debt issuance costs. The Company had approximately $1.2 billion of available borrowing capacity under its senior credit facility at December 31, 2012. At December 31, 2012, the interest rate on the term A loans was 3.3% and the interest rate on the term B loans was 4.25%.

The land and substantially all of the assets of MGM Grand Las Vegas, Bellagio and The Mirage secure up to $3.35 billion of obligations outstanding under the senior credit facility. In addition, the land and substantially all of the assets of New York-New York and Gold Strike Tunica secure the entire amount of the senior credit facility and the land and substantially all of the assets of MGM Grand Detroit secure its obligations as a co-borrower under the senior credit facility, initially equal to $450 million and subject to gaming authority required annual amortization. In addition, the senior credit facility, upon receipt of the necessary gaming approvals with respect to the properties located in Nevada, will be secured by a pledge of the equity or limited liability company interests of the subsidiaries that own the pledged properties.

The senior credit facility contains customary representations and warranties and customary affirmative and negative covenants. In addition, the senior credit facility requires the Company and its restricted subsidiaries to maintain a minimum trailing four-quarter EBITDA and limits the Company's ability to make capital expenditures. Beginning with the quarter ended March 31, 2013, the Company and its restricted subsidiaries will be required to maintain a minimum EBITDA (as defined) of $1.0 billion. In September 2013, the minimum EBITDA increases to $1.05 billion for September 30, 2013 and December 31, 2013, with periodic increases thereafter. EBITDA for the trailing twelve months ended December 31, 2012 calculated in accordance with the terms of the senior credit facility was $1.15 billion. The Company was within the limit of capital expenditures in 2012 and is limited to $500 million of borrower group capital expenditures in 2013.

The senior credit facility provides for customary events of default, including, without limitation, (i) payment defaults, (ii) covenant defaults, (iii) cross-defaults to certain other indebtedness in excess of specified amounts, (iv) certain events of bankruptcy and insolvency, (v) judgment defaults in excess of specified amounts, (vi) the failure of any loan document by a significant party to be in full force and effect and such circumstance, in the reasonable judgment of the required lenders, is materially adverse to the lenders, or (vii) the security documents cease to create a valid and perfected first priority lien on any material portion of the collateral. In addition, the senior credit facility provides that a cessation of business due to revocation, suspension or loss of any gaming license affecting a specified amount of its revenues or assets, will constitute an event of default.

MGM China credit facility. In October 2012, MGM China and MGM Grand Paradise, as co-borrowers, entered into an amended and restated credit facility agreement which consists of approximately $550 million of term loans and a $1.45 billion revolving credit facility due October 2017. The credit facility is subject to scheduled amortization payments beginning in 2016. The outstanding balance at December 31, 2012 was $554 million and is comprised solely of term loans. The interest rate on the facility fluctuates annually based on HIBOR plus a margin, set at 2.5% for the first six months and ranging between 1.75% and 2.5% thereafter based on MGM China's leverage ratio. Under the amended and restated credit facility agreement, MGM China is a joint and several co-borrower with MGM Grand Paradise. MGM Grand Paradise's interest in the Cotai land use right agreement will become collateral under the MGM China credit facility upon finalization of the appropriate government approvals. The material subsidiaries of MGM China continue to guarantee the facilities, and MGM China, MGM Grand Paradise and their guarantor subsidiaries have granted a security interest in substantially all of their assets to secure the amended facilities. The credit facility will be used for general corporate purposes and for the development of the Cotai development. As of December 31, 2012, the credit facility was denominated entirely in Hong Kong dollars and interest was based on a margin of 2.5%, plus HIBOR.

The amended and restated MGM China credit facility agreement contains customary representations and warranties, events of default, affirmative covenants and negative covenants, which impose restrictions on, among other things, the ability of MGM China and its subsidiaries to make investments, pay dividends and sell assets, and to incur additional debt and additional liens. MGM China is also required to maintain compliance with a maximum consolidated total leverage ratio of 4.50 to 1.00 prior to the first anniversary of the MGM Cotai opening date and 4.00 to 1.00 thereafter, in addition to a minimum interest coverage ratio of 2.50 to 1.00.

Tender offers. In December 2012, the Company commenced tender offers to purchase for cash and related consent solicitations with respect to all of its outstanding 13% senior secured notes due 2013, 10.375% senior secured notes due 2014, 11.125% senior secured notes due 2017 and 9% senior secured notes due 2020. On December 20, 2012 the Company completed the early settlement of its tender offers and called for redemption of all of the secured notes that were not purchased on the early settlement date and satisfied and discharged the indentures governing the secured notes. As a result of the redemption and the satisfaction and discharge of the secured notes indentures, the Company was released from its obligations under the indentures and all of the collateral securing those notes was released. The Company recorded a loss on retirement of the secured notes of $457 million in "Other, net" which included $379 million of premiums paid to redeem or discharge the debt, the write-off of $75 million of previously record discounts and debt issuance costs, and $3 million of other costs.

Senior notes. In addition to the tender offers discussed above, in 2012 the Company repaid the $535 million of outstanding principal amount of its 6.75% senior notes at maturity and issued the following senior notes:

- $850 million of 8.625% senior notes due 2019 for net proceeds of approximately $836 million;
- $1.0 billion of 7.75% senior notes due 2022 for net proceeds of approximately $986 million;
- $1.0 billion of 6.75% senior notes due 2020 for net proceeds of approximately $986 million; and
- $1.25 billion of 6.625% senior notes due 2021 for net proceeds of approximately $1.23 billion.

The senior notes are unsecured and otherwise rank equally in right of payment with the Company's existing and future senior indebtedness.

During 2011, the Company repaid the $325 million of outstanding principal amount of its 8.375% senior subordinated notes due 2011 and the $129 million of outstanding principal of its 6.375% senior notes due 2011 at maturity. In addition, during the third quarter of 2011 the Company repurchased

$10 million principal amount of its 6.75% senior notes due 2012 and $22 million principal amount of its 6.75% senior notes due 2013 in open market repurchases.

Senior convertible notes. In April 2010, the Company issued $1.15 billion of 4.25% convertible senior notes due 2015 for net proceeds to the Company of $1.12 billion. The notes are general unsecured obligations of the Company and rank equally in right of payment with the Company's other existing senior unsecured indebtedness. The Company used the net proceeds from the senior convertible note issuance to temporarily repay amounts outstanding under its senior credit facility.

The notes are convertible at an initial conversion rate of approximately 53.83 shares of the Company's common stock per $1,000 principal amount of the notes, representing an initial conversion price of approximately $18.58 per share of the Company's common stock. The initial conversion rate was determined based on the closing trading price of the Company's common stock on the date of the transaction, plus a 27.5% premium. The terms of the notes do not provide for any beneficial conversion features.

In connection with the offering, the Company entered into capped call transactions to reduce the potential dilution of the Company's stock upon conversion of the notes. The capped call transactions have a cap price equal to approximately $21.86 per share. The Company paid approximately $81 million for the capped call transactions, which is reflected as a decrease in "Capital in excess of par value," net of $29 million of associated tax benefits.

Financial instruments that are indexed to an entity's own stock and are classified as stockholders' equity in an entity's statement of financial position are not considered within the scope of derivative instruments. The Company performed an evaluation of the embedded conversion option and capped call transactions, which included an analysis of contingent exercise provisions and settlement requirements, and determined that the embedded conversion option and capped call transactions are considered indexed to the Company's stock and should be classified as equity, and therefore are not accounted for as derivative instruments. Accordingly, the entire face amount of the notes was recorded as debt until converted or retired at maturity, and the capped call transactions were recorded within equity as described above.

In June 2011, the Company sold an additional $300 million in aggregate principal amount of the Company's 4.25% convertible senior notes due 2015 (the "Notes") on terms that were consistent with those governing the Company's existing convertible senior notes due 2015 for a purchase price of 103.805% of the principal amount to an indirect wholly owned subsidiary of Ms. Pansy Ho in a transaction exempt from registration under the Securities Act of 1933, as amended. The Notes are convertible at an initial conversion rate, subject to adjustment under certain circumstances, of approximately 53.83 shares of the Company's common stock per $1,000 principal amount of the Notes. The Company received approximately $311 million in proceeds related to this transaction. The initial agreement to sell the Notes occurred in April 2011, and the Notes were not sold until June 2011. The agreement to issue the Notes at a later date based on the fixed terms described above constituted a derivative instrument. At issuance, the fair value of the derivative instrument was equal to the difference between the fair value of the Notes and the Notes' issuance price. The Notes were recorded at fair value determined by the trading price (105.872%) of the Company's existing convertible notes on the date of issuance of the Notes, with the difference recorded as a premium to be recognized over the term of the Notes. The Company recorded a loss of $6 million related to the change in fair value of the derivative in "Other, net" non-operating income (expense) during the second quarter of 2011.

Maturities of long-term debt. Maturities of the Company's long-term debt as of December 31, 2012 are as follows:

	(In thousands)
Years ending December 31,	
2013	$ 640,226
2014	536,900
2015	2,353,000
2016	1,642,032
2017	2,183,648
Thereafter	6,242,353
	13,598,159
Debt premiums and discounts, net	(8,876)
	$ 13,589,283

Fair value of long-term debt. The estimated fair value of the Company's long-term debt at December 31, 2012 was approximately $14.3 billion. The estimated fair value of the Company's long-term debt at December 31, 2011 was approximately $13.7 billion. Fair value was estimated using quoted market prices for the Company's senior notes, senior subordinated notes and senior credit facility. Carrying value of the MGM Grand Paradise credit facility approximates fair value.

NOTE 10 — INCOME TAXES

The Company recognizes deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The Company recognizes future tax benefits to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

Consolidated income (loss) before taxes for domestic and foreign operations consisted of the following:

	Year Ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Domestic operations	$ (2,048,868)	$ (902,613)	$ (2,309,317)
Foreign operations	314,655	3,734,244	93,292
	$ (1,734,213)	$ 2,831,631	$ (2,216,025)

The income tax provision (benefit) attributable to income (loss) before income taxes is as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Federal			
Current	$ (1,636)	$ 1,237	$ (186,444)
Deferred (excluding separate components)	(602,668)	(57,573)	(404,522)
Deferred—operating loss carryforward	(89,954)	(260,167)	(225,589)
Deferred—valuation allowance	608,015	-	-
Other noncurrent	1,587	2,812	5,167
Benefit for federal income taxes	(84,656)	(313,691)	(811,388)
State			
Current	3,466	4,482	7,262
Deferred (excluding separate components)	(24,104)	(9,472)	(13,739)
Deferred—operating loss carryforward	(9,221)	3,357	(9,619)
Deferred—valuation allowance	2,579	7,787	49,208
Deferred—enacted changes in tax laws or rates	-	12,743	-
Other noncurrent	5,493	1,320	(1,707)
Provision (benefit) for state income taxes	(21,787)	20,217	31,405
Foreign			
Current	3,217	3,800	1,355
Deferred (excluding separate components)	(12,471)	(113,639)	-
Deferred—operating loss carryforward	782	-	-
Deferred—valuation allowance	(2,386)	-	-
Provision (benefit) or foreign income taxes	(10,858)	(109,839)	1,355
	$ (117,301)	$ (403,313)	$ (778,628)

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2012	2011	2010
Federal income tax statutory rate	35.0%	35.0%	35.0%
Foreign tax credit, net of valuation allowance	19.8	-	-
Repatriation of foreign earnings	(19.2)	-	-
Federal valuation allowance	(35.1)	-	-
State income tax (net of federal benefit and valuation allowance)	0.8	0.5	(1.0)
Foreign jurisdiction income/losses taxed at other than 35%	7.0	(2.1)	1.2
Foreign jurisdiction tax rate change	-	(4.6)	-
MGM China acquisition gain	-	(43.2)	-
Tax credits	0.5	(0.2)	0.2
Permanent and other items	(2.0)	0.4	(0.3)
	6.8%	(14.2)%	35.1%

The major tax-effected components of the Company's net deferred tax liability are as follows:

	At December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets—federal and state:		
Senior secured notes retirement	$ 233,312	$ -
Bad debt reserve	38,048	36,901
Deferred compensation	3,080	2,895
Net operating loss carryforward	601,226	492,515
Accruals, reserves and other	88,097	59,874
Investments in unconsolidated affiliates	338,945	340,051
Stock-based compensation	36,728	56,912
Tax credits	820,299	29,716
	2,159,735	1,018,864
Less: Valuation allowance	(1,032,423)	(8,779)
	1,127,312	1,010,085
Deferred tax assets—foreign:		
Bad debt reserve	1,477	2,273
Net operating loss carryforward	50,075	50,745
Accruals, reserves and other	1,439	-
Property and equipment	10,218	8,898
Long-term debt	-	2,378
	63,209	64,294
Less: Valuation allowance	(60,975)	(63,222)
	2,234	1,072
Total deferred tax assets	$ 1,129,546	$ 1,011,157
Deferred tax liabilities—federal and state:		
Property and equipment	(2,505,602)	(2,659,471)
Long-term debt	(550,811)	(359,873)
Cost method investments	(8,323)	(34,239)
Intangibles	(103,094)	(100,099)
	(3,167,830)	(3,153,682)
Deferred tax liabilities—foreign:		
Accruals, reserves and other	-	(12,527)
Intangibles	(256,174)	(255,984)
	(256,174)	(268,511)
Total deferred tax liability	$ (3,424,004)	$ (3,422,193)
Net deferred tax liability	$ (2,294,458)	$ (2,411,036)

The Company recorded a net deferred tax liability of $381 million at June 3, 2011 for the acquisition of the controlling financial interest in MGM China and a corresponding increase to goodwill. The net deferred tax liability represented the excess on the acquisition date of the financial reporting amounts of the net assets of MGM China over their respective bases under Macau tax law measured at the enacted tax rates expected to apply to taxable income in the periods such differences are expected to be realized, net of a valuation allowance.

Income generated from gaming operations of MGM Grand Paradise, which is wholly owned by MGM China, is exempted from Macau's 12% complementary tax for the five-year period ending December 31, 2016, pursuant to approval from the Macau government, granted on September 22, 2011. Absent this exemption, "Net income attributable to MGM Resorts International" would have been reduced by $34 million and $18 million for 2012 and 2011, respectively, and net income per share (diluted) would have been reduced by $0.07 and $0.03 for 2012 and 2011, respectively. The approval granted in 2011 represented the second five-year exemption period granted to MGM Grand Paradise. The Company measures the net deferred tax liability of MGM Grand Paradise under the assumption that it will receive an additional five-year exemption beyond 2016. Such assumption is based upon the granting of a third five-year exemption to a competitor of MGM Grand Paradise. The Company believes MGM Grand Paradise should also be entitled to a third five-year exemption in order to ensure non-discriminatory treatment among gaming concessionaires and subconcessionaires, a requirement under Macanese law.

Non-gaming operations remain subject to the Macau complementary tax. MGM Grand Paradise had at December 31, 2012 a complementary tax net operating loss carryforward of $417 million resulting from non-gaming operations that will expire if not utilized against non-gaming income in years 2013 through 2015. The Macanese net operating loss carryforwards are fully offset by a valuation allowance.

MGM Grand Paradise's exemption from the Macau 12% complementary tax on gaming profits does not apply to dividend distributions of such profits to MGM China. However, in June 2012, MGM Grand Paradise reached an agreement with the Macau government to settle the 12% complementary tax that would otherwise be due by its shareholders (including MGM China) on distributions of its gaming profits by paying a flat annual payment ("annual fee arrangement") regardless of the amount of distributable dividends. Such annual fee arrangement covers the years 2007 through 2011, including a distribution that was made during the first quarter of 2012 (the "covered period"). Cumulative annual payments of $4 million for the covered period were paid, and a corresponding reduction to benefit for income taxes was recorded in 2012. Shareholders of MGM Grand Paradise are not subject to the complementary tax on distributions they received during the covered period as a result of the annual fee arrangement. Consequently, the Company reversed complementary taxes previously accrued on such distributions resulting in a $19 million increase to benefit for income taxes in 2012. MGM Grand Paradise submitted a request for a five-year extension of the annual fee arrangement covering all years through 2016 ("extended annual fee arrangement"), which was approved by the Macau government in December 2012. Annual payments of $2 million are required under the extended annual fee arrangement. The $2 million annual payment for 2012 was accrued and a corresponding reduction to benefit for income taxes was recorded in 2012.

As of December 31, 2012, the Company had an excess amount for financial reporting over the U.S. tax basis of its investment in MGM China of $3.6 billion that management does not consider to be essentially permanent in duration. The Company expects substantially all of this basis difference to resolve through repatriations of future MGM China earnings. The Company has not provided U.S. deferred taxes for the excess financial reporting basis expected to resolve through repatriations of future MGM China earnings because it believes there would be sufficient foreign tax credits to offset all U.S. income tax that would result from the future repatriation of such earnings. Deferred taxes of $5 million are provided for the basis difference not expected to resolve through repatriations of future MGM China earnings.

During 2012, the Company repatriated $263 million of foreign earnings. Creditable foreign taxes associated with such earnings increased the Company's foreign tax credit carryover from $2 million to $786 million. Such foreign taxes consist of the Macau Special Gaming Tax, which the Company believes qualifies as a tax paid in lieu of an income tax that is creditable against U.S. income taxes. The pre-existing foreign tax credit carryover expires in 2015 and the carryover created by the 2012 repatriation expires in 2022. The foreign tax credit carryovers are subject to valuation allowance as described further below.

The Company has a U.S. federal income tax net operating loss carryforward of $1.7 billion that will begin to expire in 2030, an alternative minimum tax credit carryforward of $12 million that will not expire, a general business tax credit carryforward of $23 million that will begin to expire in 2029 and a charitable contribution carryforward of $11 million that will begin to expire in 2014.

At December 31, 2011, the Company was close to the ownership change threshold set forth in Internal Revenue Code ("IRC") section 382 as a result of transactions in its stock over the past several years. However, as of December 31, 2012, the stock issuance in May 2009 is no longer part of the three-year testing period and the Company is no longer close to the ownership change threshold. Should an ownership change occur in a future period, the Company's U.S. federal income tax net operating losses and tax credits incurred prior to the ownership change would generally be subject to a post-change annual usage limitation equal to the value of the Company at the time of the ownership change multiplied by the long-term tax exempt rate at such time as established by the Internal Revenue Service ("IRS"). The Company does not anticipate that this limitation would prevent the utilization of the Company's net operating losses and tax credits prior to their expiration or materially impact the cash taxes payable in future years.

For state income tax purposes, the Company has Illinois and New Jersey net operating loss carryforwards of $77 million and $238 million, respectively, which equates to deferred tax assets after federal tax effect and before valuation allowance, of $4 million and $14 million, respectively. The Illinois net operating loss carryforwards will begin to expire if not utilized by 2021. The New Jersey net operating loss carryforwards will expire if not utilized by various dates from 2013 through 2032.

During 2011, the state of Michigan enacted changes in its corporate tax law that became effective on January 1, 2012. The state replaced the Michigan Business Tax ("MBT") regime with a new Corporate Income Tax ("CIT") regime that taxes unitary combined income apportioned to the state at a 6% rate. Net operating loss carryforwards generated under the MBT, of which the Company had $198 million at December 31, 2011, may not be carried over and utilized under the CIT. Losses generated under the CIT will have a 10 year carryforward period. Furthermore, the book-tax difference deduction, which would have been available under the MBT in 2015 through 2029, is not available under the CIT. During 2011, the Company recorded an increase to the net Michigan deferred tax liability in the amount of $8 million, after federal effect, to reflect the impact of this tax law change, with a corresponding reduction to income tax benefit.

Given the negative impact of the U.S. economy on the results of operations in the past several years, the Company no longer relies on future domestic operating income in assessing the realizability of its domestic deferred tax assets and now relies only on the future reversal of existing domestic taxable temporary differences. As of December 31, 2012, the scheduled future reversal of existing U.S. federal deductible temporary differences exceeds the scheduled future reversal of existing U.S. federal taxable temporary differences. Consequently, during 2012 the Company began recording a valuation allowance for U.S. federal deferred tax assets in order to account for this excess. At December 31, 2012, such valuation allowance was $1.0 billion. In addition, there is a $13 million valuation allowance, after federal effect, provided on certain state deferred tax assets and a valuation allowance of $61 million on certain Macau deferred tax assets because the Company believes these assets do not meet the "more likely than not" criteria for recognition.

The Company assesses its tax positions using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and at December 31, 2012, the Company has classified $19 million as current in "Other accrued liabilities" and $123 million as long-term in "Other long-term obligations," based on the time until expected payment.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Gross unrecognized tax benefits at January 1	$ 145,799	$ 134,417	$ 161,377
Gross increases—Prior period tax positions	6,903	9,360	16,431
Gross decreases—Prior period tax positions	(12,639)	(13,772)	(40,347)
Gross increases—Current period tax positions	13,121	15,794	14,995
Settlements with taxing authorities	-	-	(14,844)
Lapse in statutes of limitations	-	-	(3,195)
Gross unrecognized tax benefits at December 31	$ 153,184	$ 145,799	$ 134,417

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $39 million and $32 million at December 31, 2012 and 2011, respectively.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had $29 million and $26 million in interest related to unrecognized tax benefits accrued at December 31, 2012 and 2011, respectively. No amounts were accrued for penalties as of either date. Income tax expense for the years ended December 31, 2012, 2011, and 2010 includes interest related to unrecognized tax benefits of $3 million, $0 million, and $8 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. As of December 31, 2012, the Company is no longer subject to examination of its U.S. consolidated federal income tax returns filed for years ended prior to 2005. The IRS completed its examination of the Company's consolidated federal income tax returns for the 2003 and 2004 tax years during 2010 and the Company paid $12 million in tax and $4 million in associated interest with respect to adjustments to which it agreed. In addition, the Company submitted a protest to IRS Appeals of certain adjustments to which it did not agree. The Company expects the issues subject to appeal will be settled within the next 12 months. During the fourth quarter of 2010, the IRS opened an examination of the Company's consolidated federal income tax returns for the 2005 through 2009 tax years. The Company expects that the IRS will complete this examination within the next 12 months and the Company may agree to certain adjustments and protest others.

During the first quarter of 2011, the IRS opened audits of the 2007 through 2008 tax years of CityCenter Holdings, LLC, an unconsolidated affiliate treated as a partnership for income tax purposes and the 2008 through 2009 tax years of MGM Grand Detroit, LLC, a subsidiary treated as a partnership for income tax purposes. The IRS has completed field work with respect to these examinations and the issuance of final audit reports is pending. The Company may agree to certain adjustments and protest others.

During 2010, the Company reached settlement with IRS Appeals with respect to the audit of the 2004 through 2006 tax years of MGM Grand Detroit, LLC. At issue was the tax treatment of payments made under an agreement to develop, own and operate a hotel casino in the City of Detroit. The Company agreed to pay $1 million in tax for such years as a result of this settlement.

During the fourth quarter of 2010, the Company and its joint venture partner reached tentative settlement with IRS Appeals with respect to the audit of the 2003 and 2004 tax years of a cost method investee of the Company that is treated as a partnership for income tax purposes. The adjustments to which the Company agreed in such tentative settlement will be included in any settlement that it may reach with respect to the 2003 and 2004 examination of its consolidated federal income tax return. The IRS is currently auditing the 2005 through 2009 tax years of this investee. The Company expects that the IRS will complete this examination within the next 12 months and the Company may agree to certain adjustments and protest others.

During 2010, the IRS closed its examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005 and issued a "No-Change Letter." The statutes of limitations for assessing tax for all Mandalay Resort Group pre-acquisition years are now closed.

As of December 31, 2012, other than adjustments resulting from federal income tax audits discussed above and the exceptions noted below, the Company was no longer subject to examination of its various state and local tax returns filed for years ended prior to 2008. During 2010, the state of Illinois initiated an audit of its Illinois combined returns for the 2006 and 2007 tax years. Such audit closed in 2012 resulting in an immaterial refund of taxes from such years. During 2010, the state of New Jersey began audit procedures of a cost method investee of the Company's for the 2003 through 2006 tax years. No other state or local income tax returns are currently under exam.

The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits at December 31, 2012 may decrease by a range of $0 to $38 million within the next 12 months on the expectation during such period of (1) settlement of issues under appeal in connection with the IRS audits of the Company's consolidated federal income tax returns and the Company's cost method investee returns for the 2003 and 2004 tax years and (2) the closure of the IRS audits of the 2005 through 2009 consolidated federal income tax returns; the 2007 through 2008 federal income tax returns of CityCenter Holdings, LLC; the 2008 through 2009 federal income tax returns of MGM Grand Detroit, LLC and the 2005 through 2009 federal income tax returns of its cost method investee.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2012, the Company was obligated under non-cancellable operating leases and capital leases to make future minimum lease payments as follows:

	Operating Leases	Capital Leases
	(In thousands)	
2013	$ 16,211	$ 284
2014	10,114	213
2015	7,711	213
2016	5,295	142
2017	2,960	-
Thereafter	38,879	-
Total minimum lease payments	$ 81,170	852
Less: Amounts representing interest		(228)
Total obligations under capital leases		624
Less: Amounts due within one year		(279)
Amounts due after one year		$ 345

The current and long-term obligations under capital leases are included in "Other accrued liabilities" and "Other long-term obligations," respectively. Rental expense for operating leases was $33 million for

2012, $30 million for 2011, and $26 million for 2010, which included short term rentals charged to rent expense.

CityCenter construction litigation. In March 2010, Perini Building Company, Inc. ("Perini"), general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of the Company which was the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of CityCenter Holdings, LLC (the "CityCenter Owners"). Perini asserted that CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter. The complaint further charged the defendants with failure to provide timely and complete design documents, late delivery to Perini of design changes, mismanagement of the change order process, obstruction of Perini's ability to complete the Harmon component, and fraudulent inducement of Perini to compromise significant amounts due for its general conditions. The complaint advanced claims for breach of contract, breach of the implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, unjust enrichment and promissory estoppel, and fraud and intentional misrepresentation. Perini seeks compensatory damages, punitive damages, attorneys' fees and costs.

In April 2010, Perini served an amended complaint in this case which joins as defendants many owners of CityCenter residential condominium units (the "Condo Owner Defendants"), added a count for foreclosure of Perini's recorded master mechanic's lien against the CityCenter property in the amount of approximately $491 million, and asserted the priority of this mechanic's lien over the interests of the CityCenter Owners, the Condo Owner Defendants and CityCenter lenders in the CityCenter property.

The CityCenter Owners and the other defendants dispute Perini's allegations, and contend that the defendants are entitled to substantial amounts from Perini, including offsets against amounts claimed to be owed to Perini and its subcontractors and damages based on breach of their contractual and other duties to CityCenter, duplicative payment requests, non-conforming work, lack of proof of alleged work performance, defective work related to the Harmon, property damage and Perini's failure to perform its obligations to pay certain subcontractors and to prevent filing of liens against CityCenter. Parallel to the court litigation, CityCenter management conducted an extra-judicial program for settlement of CityCenter subcontractor claims. CityCenter has resolved the claims of 215 first-tier Perini subcontractors (including the claims of any lower-tier subcontractors that might have claims through those first-tier subcontractors), with only seven remaining for further proceedings along with trial of Perini's claims and CityCenter's Harmon-related counterclaim and other claims by CityCenter against Perini and its parent guarantor, Tutor Perini. Three of the remaining subcontractors are implicated in the defective work at the Harmon. In August 2012, Perini recorded an amended notice of lien reducing its lien to approximately $191 million.

In November 2012, Perini filed a second amended complaint which, among other things, added claims against the CityCenter defendants of breach of contract—alleging that CityCenter's Owner Controlled Insurance Program ("OCIP") failed to provide adequate project insurance for Perini with broad coverages and high limits, and tortious breach of the implied covenant of good faith and fair dealing—alleging improper administration by CityCenter of the OCIP and Builders Risk insurance programs.

The CityCenter Owners and the other defendants will continue to vigorously assert and protect their interests in the Perini lawsuit. The Company believes that a loss with respect to Perini's punitive damages claim is neither probable nor reasonably possible.

Please see below for further discussion on the Company's completion guarantee obligation which may be impacted by the outcome of the above litigation and the joint venture's extra-judicial settlement process.

CityCenter completion guarantee. In January 2011, the Company entered into an amended completion and cost overrun guarantee, which is collateralized by substantially all of the assets of Circus Circus Las

Vegas, as well as certain undeveloped land adjacent to that property. The terms of the amended completion guarantee provide CityCenter the ability to utilize up to $124 million of subsequent net residential proceeds to fund construction costs, or to reimburse the Company for construction costs previously expended. As of December 31, 2012, CityCenter had received net residential proceeds in excess of the $124 million and is holding $112 million in a separate bank account representing the remaining condo proceeds available to fund completion guarantee obligations or be reimbursed to the Company. In accordance with CityCenter's credit agreement and bond indentures such amounts can only be used to fund construction lien obligations or reimbursed to the Company once the Perini litigation is settled.

As of December 31, 2012, the Company has funded $692 million under the completion guarantee and has accrued a liability of $28 million which includes estimated litigation costs related to the resolution of disputes with contractors concerning the final construction costs and estimated amounts to be paid to contractors through the legal process related to the Perini litigation. The Company's estimated obligation has been offset by the portion of the condo proceeds received by CityCenter estimated to be used to settle construction lien claims upon the resolution of the Perini litigation but has not been offset by the remaining amount that it currently estimates it will be reimbursed from condo proceeds that have been received by CityCenter. Also, the Company's accrual reflects certain estimated offsets to the amounts claimed by the contractors. CityCenter has reached settlement agreements with all but seven of Perini's first-tier subcontractors. However, significant disputes remain with the general contractor and the remaining subcontractors. Amounts claimed by such parties exceed amounts included in the Company's completion guarantee accrual by approximately $154 million, as such amounts exceed the Company's best estimate of its liability. Moreover, the Company has not accrued for any contingent payments to CityCenter related to the Harmon Hotel & Spa component, which will not be completed using the building as it now stands.

Harmon demolition. In response to a request by the Clark County Building Division (the "Building Division"), CityCenter engaged an engineer to conduct an analysis, based on all available information, as to the structural stability of the Harmon under building-code-specified load combinations. On July 11, 2011, that engineer submitted the results of his analysis of the Harmon tower and podium in its current as-built condition. The engineer opined, among other things, that "[i]n a code-level earthquake, using either the permitted or current code specified loads, it is likely that critical structural members in the tower will fail and become incapable of supporting gravity loads, leading to a partial or complete collapse of the tower. There is missing or misplaced reinforcing steel in columns, beams, shear walls, and transfer walls throughout the structure of the tower below the twenty-first floor." Based on this engineering opinion, the Building Division requested a plan of action from CityCenter. CityCenter informed the Building Division it decided to abate the potential for structural collapse of the Harmon in the event of a code-level earthquake by demolishing the building, and enclosed a plan of action for demolition by implosion prepared by LVI Environmental Services of Nevada, Inc ("LVI"). CityCenter also advised that prior to undertaking the demolition plan of action, it would seek relief from a standing order of the district court judge presiding over the Perini litigation that prohibits alteration or destruction of the building without court approval. In addition, CityCenter supplied the foundational data for the engineering conclusions stated in the July 11, 2011 letter declaring the Harmon's structural instability in the event of a code-level earthquake. On November 22, 2011, the Building Division required that CityCenter submit a plan to abate the code deficiencies discovered in the Harmon tower.

In December 2011, CityCenter resubmitted to the Building Division the plan of abatement action prepared by LVI which was first submitted on August 15, 2011, and met with the Building Division about the requirements necessary to obtain demolition permits and approvals. The timing of the demolition of the Harmon is subject to rulings in the Perini litigation, as discussed above.

The Company does not believe it would be responsible for funding under the completion guarantee any additional remediation efforts that might be required with respect to the Harmon; however, the Company's view is based on a number of developing factors, including with respect to on-going litigation with CityCenter's contractors, actions by local officials and other developments related to the CityCenter venture, all of which are subject to change. CityCenter's revolving credit facility provides that certain demolition or repair expenses may be funded only from (i) member contributions designated for demolition of the Harmon, (ii) the proceeds of certain specified extraordinary receipts (which include any proceeds from the Perini litigation) or (iii) cash or cash equivalents in an amount not to exceed $30 million in the aggregate. Based on current estimates, which are subject to change, the Company believes the demolition of the Harmon would cost approximately $32 million.

Sales and use tax on complimentary meals. In March 2008, the Nevada Supreme Court ruled, in a case involving another gaming company, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from use tax. The Company had previously paid use tax on these items and has generally filed for refunds for the periods from January 2001 to February 2008 related to this matter. The Company is claiming the exemption on sales and use tax returns for periods after February 2008 in light of this Nevada Supreme Court decision and has not accrued or paid any sales or use tax for those periods. In February 2012, the Nevada Department of Taxation asserted that customer complimentary meals and employee meals are subject to sales tax on a prospective basis commencing February 15, 2012. In July 2012, the Nevada Department of Taxation announced that sales taxes applicable to such meals are due and payable without penalty or interest at the earlier of certain regulatory, judicial or legislative events or June 30, 2013. The Nevada Department of Taxation's position stems from a Nevada Tax Commission decision concerning another gaming company which states that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The other gaming company filed in Clark County District Court a petition for judicial review of the Nevada Tax Commission decision and the court recently issued a ruling in such case holding that complementary meals provided to customers were subject to sales tax, while meals provided to employees were not subject to sales tax. This decision has been appealed to the Nevada Supreme Court. The Company continues to disagree with the Nevada Department of Taxation assertions. Based on an analysis of the facts and circumstances as of the date of these financial statements, the Company does not believe it is probable it will incur a liability with respect to such assertions. Any reasonably possible range of loss would not be material to the Company's financial statements as of December 31, 2012.

Cotai land concession contract. On October 18, 2012, MGM Grand Paradise formally accepted the terms and conditions of a land concession contract from the government of Macau to develop a resort and casino on an approximately 17.8 acre site in Cotai, Macau. The land concession contract became effective on January 9, 2013 when the Macau government published the agreement in the Official Gazette of Macau and has an initial term of 25 years. The land premium payable to the Macau government for the land concession contract is approximately $161 million and is composed of a down payment and eight additional semi-annual payments. In October 2012, MGM China paid approximately $56 million as the initial down payment of the contract premium. Including interest on the eight semi-annual payments, MGM China has approximately $118 million remaining payable for the land concession contract. In addition, MGM Grand Paradise is required to pay the Macau government approximately $269,000 per year in rent during the course of development of the land and approximately $681,000 per year in rent once the development is completed. The annual rent is subject to review by the Macau government every five years.

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $500 million, and the amount of available borrowings under the senior credit facility is reduced by any outstanding letters of credit. At December 31, 2012, the Company had provided $37 million of total letters of credit. At December 31, 2012, MGM China had provided approximately $39 million of guarantees under its credit facility.

Other litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 12 — STOCKHOLDERS' EQUITY

Authorized common stock. In June 2011, the stockholders of the Company approved a proposal to amend and restate the Amended and Restated Certificate of Incorporation of the Company to increase the Company's number of authorized shares of common stock to 1,000,000,000 shares.

Stock offering. In October 2010, the Company issued 40.9 million shares of its common stock for total net proceeds to the Company of $512 million. Concurrently with the Company's issuance, Tracinda sold approximately 27.8 million shares of the Company's common stock. The Company did not receive any proceeds from the sale of such common stock by Tracinda. In November 2010, the underwriter exercised its ability to purchase an additional 6.1 million shares from the Company and 4.2 million shares from Tracinda to cover overallotments, with net proceeds to the Company of approximately $77 million. Proceeds from the common stock offering were used to repay outstanding amounts under the Company's senior credit facility and for general corporate purposes.

Stock repurchases. Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. At December 31, 2012, the Company had 20 million shares available for repurchase under the May 2008 authorization, subject to limitations under the Company's agreements governing its long-term indebtedness. The Company did not repurchase any shares during 2012, 2011 or 2010.

MGM China dividend. MGM China paid an approximately $400 million special dividend in March 2012, of which approximately $204 million remained within the consolidated entity and approximately $196 million was distributed to noncontrolling interests. In February 2013, MGM China's Board of Directors declared a dividend of approximately $500 million which will be paid to shareholders of record as of March 11, 2013, and distributed on or about March 18, 2013. The Company will receive approximately $255 million, representing 51% of such dividend.

NOTE 13 — NONCONTROLLING INTERESTS

As discussed in Note 3, the Company became the controlling shareholder of MGM China and began consolidating the financial position of MGM China in its financial statements as of June 3, 2011. The noncontrolling interests in MGM China and other minor subsidiaries are presented as a separate component of stockholders' equity in the Company's consolidated balance sheets, and the net income attributable to noncontrolling interests is presented on the Company's consolidated statements of operations. Net income attributable to noncontrolling interests was $151 million for the year ended December 31, 2012 and $120 million for the year ended December 31, 2011.

NOTE 14 — STOCK-BASED COMPENSATION

2005 Omnibus Incentive Plan. The Company's omnibus incentive plan, as amended (the "Omnibus Plan"), allows it to grant stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs"), performance share units ("PSUs") and other stock-based awards to eligible directors, officers and employees of the Company and its subsidiaries. The Omnibus Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee has discretion under the Omnibus Plan regarding which type of awards to grant, the vesting and service requirements, exercise price and other conditions, in all cases subject to certain limits, including:

- As amended, the Omnibus Plan allows for the issuance of up to 35 million shares or share-based awards; and

- For stock options and SARs, the exercise price of the award must be at least equal to the fair market value of the stock on the date of grant and the maximum term of such an award is 10 years.

Stock options and SARs granted under all plans generally have terms of either seven or ten years, and in most cases vest in either four or five equal annual installments. RSUs granted vest ratably over four years, a portion of which are subject to achievement of a performance target based on operational results compared to budget in order for such RSUs to be eligible to vest. Expense is recognized primarily on a straight-line basis over the vesting period of the awards net of estimated forfeitures. Estimated forfeitures are updated periodically with actual forfeitures recognized currently to the extent they differ from the estimate.

PSUs granted vest subject to a market condition, in which a percentage of the target award granted vests based on the performance of the Company's stock price in relation to the target price at the end of a three year performance period. Specifically, the ending average stock price must equal the target price, which is defined as 125% of the beginning average stock price, in order for the target award to vest. No shares are issued unless the ending average stock price is at least 60% of the target price, and the maximum payout is capped at 160% of the target award. If the ending average stock price is at least 60% or more of the target price, then the amount of units granted in the target award is multiplied by the stock performance multiplier. The stock performance multiplier equals the ending average stock price divided by the target price. For this purpose, the target and ending prices are based on the average closing price of the Company's common stock over the 60 calendar day periods ending on the grant date and the third anniversary of the grant date. Expense is recognized on a graded basis over the performance period beginning on the date of grant. Estimated forfeitures are updated periodically with actual forfeitures recognized currently to the extent they differ from the estimate.

As of December 31, 2012, the Company had an aggregate of approximately 13 million shares of common stock available for grant as share-based awards under the Omnibus Plan. A summary of activity under the Company's share-based payment plans for the year ended December 31, 2012 is presented below:

Stock options and stock appreciation rights ("SARs")

	Units (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	30,320	$ 20.18		
Granted	2,601	10.33		
Exercised	(888)	11.82		
Forfeited or expired	(9,104)	32.35		
Outstanding at December 31, 2012	22,929	14.44	3.50	$ 31,762
Vested and expected to vest at December 31, 2012	22,425	14.71	3.42	$ 30,885
Exercisable at December 31, 2012	15,054	16.60	2.44	$ 16,706

As of December 31, 2012, there was a total of $38 million of unamortized compensation related to stock options and SARs expected to vest, which is expected to be recognized over a weighted-average period of 1.6 years.

Restricted stock units ("RSUs")

	Units (000's)	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2012	1,181	$ 11.15
Granted	814	10.20
Vested	(445)	12.61
Forfeited	(126)	10.94
Nonvested at December 31, 2012	1,424	10.17

As of December 31, 2012, there was a total of $12 million of unamortized compensation related to RSUs which is expected to be recognized over a weighted-average period of 1.8 years.

Performance share units ("PSUs")

	Units (000's)	Weighted Average Grant-Date Fair Value	Weighted Average Target Price
Nonvested at January 1, 2012	-	$ -	$ -
Granted	700	10.03	13.37
Forfeited	(12)	10.03	13.37
Nonvested at December 31, 2012	688	10.03	13.37

As of December 31, 2012, there was a total of $6 million of unamortized compensation related to PSUs which is expected to be recognized over a weighted-average period of 2.8 years.

The following table includes additional information related to stock options, SARs and RSUs:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Intrinsic value of share-based awards exercised or RSUs vested	$ 6,451	$ 4,841	$ 4,377
Income tax benefit from share-based awards exercised or RSUs vested	2,236	1,675	1,521

In 2009, the Company began to net settle stock option exercises, whereby shares of common stock are issued equivalent to the intrinsic value of the option less applicable taxes. Accordingly, the Company no longer receives proceeds from the exercise of stock options.

MGM China Share Option Plan. The Company's subsidiary, MGM China, adopted an equity award plan in 2011 for grants of stock options to purchase ordinary shares of MGM China to eligible directors, employees and non-employees of MGM China and its subsidiaries ("MGM China Plan"). The MGM China Plan is administered by MGM China's Board of Directors, which has the discretion to determine the exercise price and term of the award, as well as other conditions, in all cases subject to certain limits, including:

- The current MGM China Plan allows for a maximum of 30% of the total number of shares of MGM China in issue at the date of approval of the MGM China Plan to be issued upon exercise; and

- The exercise price of the award must be the higher of the closing price of the stock on the offer date, or the average of the closing price for the five business days immediately preceding the offer date, and the maximum term of the award must not exceed ten years.

Stock options currently granted under the MGM China Plan have a term of ten years, and vest in four equal annual installments. Expense is recognized on a straight-line basis over the vesting period of the awards net of estimated forfeitures. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

As of December 31, 2012, MGM China had an aggregate of approximately 1 billion shares of options available for grant as share-based awards. A summary of activity under the MGM China Plan for the year ended December 31, 2012 is presented below:

Stock options

	Units (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	19,260	$ 1.99		
Granted	955	1.78		
Forfeited or expired	(980)	2.01		
Outstanding at December 31, 2012	19,235	1.98	8.34	$ 706
Vested and expected to vest at December 31, 2012	18,502	1.98	8.34	$ 677
Exercisable at December 31, 2012	4,570	1.99	8.31	$ 129

As of December 31, 2012, there was a total of $14 million of unamortized compensation related to stock options expected to vest, which is expected to be recognized over a weighted-average period of 2.5 years.

Recognition of compensation cost. Compensation cost for both the Omnibus Plan and MGM China Plan was recognized as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Compensation cost			
Omnibus Plan	$ 37,588	$ 41,103	$ 40,247
MGM China Plan	5,840	3,176	-
Total compensation cost	43,428	44,279	40,247
Less: Reimbursed costs and other	(3,868)	(4,572)	(5,259)
Compensation cost recognized as expense	39,560	39,707	34,988
Less: Related tax benefit	(1,660)	(12,712)	(12,162)
Compensation expense, net of tax benefit	$ 37,900	$ 26,995	$ 22,826

Compensation cost for SARs granted under the Omnibus Plan is based on the fair value of each award, measured by applying the Black-Scholes model on the date of grant, using the following weighted-average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Expected volatility	65%	72%	71%
Expected term	5.0 yrs.	4.9 yrs.	4.8 yrs.
Expected dividend yield	0%	0%	0%
Risk-free interest rate	0.7%	1.0%	1.9%
Weighted-average fair value of SARs granted	$ 5.60	$ 5.29	$ 6.91

Expected volatility is based in part on historical volatility and in part on implied volatility based on traded options on the Company's stock. The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award.

Compensation cost for PSUs granted under the Omnibus Plan is based on the fair value of each award, measured by applying a Monte Carlo simulation method on the date of grant, using the following weighted-average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Expected volatility	49%	NA	NA
Expected term	3.0 yrs.	NA	NA
Expected dividend yield	0%	NA	NA
Risk-free interest rate	0.4%	NA	NA
Weighted-average fair value of PSUs granted	$ 10.03	NA	NA

Expected volatility is based in part on historical volatility and in part on implied volatility based on traded options on the Company's stock. The expected term is equal to the three year performance period. The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award.

Compensation cost for stock options granted under the MGM China Plan is based on the fair value of each award, measured by applying the Black-Scholes model on the date of grant, using the following weighted-average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Expected volatility	60%	60%	NA
Expected term	8.0 yrs.	8.0 yrs.	NA
Expected dividend yield	0%	0%	NA
Risk-free interest rate	2.1%	2.1%	NA
Weighted-average fair value of options granted	$ 1.13	$ 1.26	NA

The Company estimates the fair value of stock options granted under the MGM China Plan using the Black-Scholes model. Expected volatilities are based on historical volatility from a selection of companies in MGM China's peer group due to MGM China's lack of historical information. The Company determined expected term based on a binomial model. The risk-free interest rate was based on rates in effect at the grant date for the Hong Kong Exchange Fund Note with maturities matching the relevant expected term of the award.

NOTE 15 — EMPLOYEE BENEFIT PLANS

Multiemployer benefit plans. Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multiemployer health and welfare and defined benefit pension plans. Of these plans, the Company considers the Southern Nevada Culinary and Bartenders Pension Plan (the "Pension Plan"), under the terms of collective-bargaining agreements with the Local Joint Executive Board of Las Vegas for and on behalf of Culinary Workers Union Local No. 226 and Bartenders Union Local No. 165 to be individually significant. The risk of participating in the Pension Plan differs from single-employer plans in the following aspects:

a) Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;
b) If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers;
c) If an entity chooses to stop participating in some of its multiemployer plans, the entity may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability;
d) If the Pension Plan is terminated by withdrawal of all employers and if the value of the nonforfeitable benefits exceeds plan assets and withdrawal liability payments, employers are required by law to make up the insufficient difference.

Pursuant to its collective-bargaining agreements referenced above, the Company also contributes to UNITE HERE Health (the "Health Fund"), which provides healthcare benefits to its active and retired members. The Company's participation in the Pension Plan is outlined in the table below.

PensionFund	EIN/Pension Plan Number	Pension Protection Act Zone Status (1) 2011	Pension Protection Act Zone Status (1) 2010	Expiration Date of Collective Bargaining Agreements (2)
Southern Nevada Culinary and Bartenders Pension Plan...........	88-6016617/001	Green	Green	5/31/13 - 11/12/14

(1) The trustees of the Pension Plan have elected to apply the extended amortization and the special ten year asset smoothing rules under the Pension Relief Act of 2010.

(2) The Company is party to ten collective-bargaining agreements that require contributions to the Pension Plan. The agreements between CityCenter Hotel Casino, LLC, Bellagio, Mandalay Corp., MGM Grand Hotel, LLC and the Local Joint Executive Board of Las Vegas are the most significant because more than half of the Company's employee participants in the Pension Plan are covered by those four agreements.

Contributions to the Company's multiemployer pension plans and other multiemployer benefit plans were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Multiemployer Pension Plans			
Southern Nevada Culinary and Bartenders Pension Plan...	$ 35,556	$ 31,476	$ 28,392
Other pension plans not individually significant.............	8,083	7,812	7,485
Total multiemployer pension plans	$ 43,639	$ 39,288	$ 35,877
Multiemployer Benefit Plans Other Than Pensions			
UNITE HERE Health	$ 162,453	$ 160,270	$ 159,757
Other...	14,172	13,608	11,175
Total multiemployer benefit plans other than pensions ..	$ 176,625	$ 173,878	$ 170,932

Hours worked in 2012 increased approximately 1% compared to 2011 and the contribution rate to the Pension Plan increased in mid 2012 as defined under the collective bargaining agreements. Hours worked in 2011 were flat compared to 2010; however, the contribution rate to the Pension Plan increased in mid 2011. Bellagio, Aria, Mandalay Bay and MGM Grand were listed in the Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan years ended December 31, 2011 and 2010. At the date the financial statements were issued, Form 5500 was not available for the plan year ending in 2012. No surcharges were imposed on the Company's contributions to any of the plans.

Self insurance. The Company is self-insured for most health care benefits and workers compensation for its non-union employees. The liability for health care claims filed and estimates of claims incurred but not reported was $22 million and $23 million at December 31, 2012 and 2011, respectively. The workers compensation liability for claims filed and estimates of claims incurred but not reported was $40 million and $27 million as of December 31, 2012 and 2011, respectively. Both liabilities are included in "Other accrued liabilities."

Retirement savings plans. The Company has retirement savings plans under Section 401(k) of the IRC for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. The Company suspended its matching contributions to the plan in 2009, though certain employees at MGM Grand Detroit and Four Seasons were still eligible for matching contributions. The Company reinstated a more limited 401(k) company contribution in 2011 and will continue to monitor the plan contributions as the economy changes. In the case of certain union employees, the Company contributions to the plan are based on hours worked. The Company recorded charges for 401(k) contributions of $12 million, $10 million and $3 million in 2012, 2011 and 2010, respectively.

The Company maintains nonqualified deferred retirement plans for certain key employees. The plans allow participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a deferred tax savings. All employee deferrals vest immediately. In 2009, the Company suspended contributions to the plan.

The Company also maintains nonqualified supplemental executive retirement plans ("SERP") for certain key employees. Until September 2008, the Company made quarterly contributions intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. The Company has indefinitely suspended these contributions. Employees do not make contributions under these plans. A portion of the Company contributions and investment earnings thereon vest after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service.

MGM China. MGM China contributes to a retirement plan as part of an employee benefits package for eligible employees. Contributions to the retirement plan were $4 million and $2 million for the year ended December 31, 2012 and for the period June 3, 2011 through December 31, 2011, respectively.

NOTE 16 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Borgata investment impairment	$ 65,000	$ 61,962	$ 128,395
Las Vegas Strip land impairment	366,406	-	-
Atlantic City land impairment	166,569	-	-
Grand Victoria investment impairment	85,009	-	-
Silver Legacy investment impairment	-	22,966	-
CityCenter investment impairment	-	-	1,313,219
Circus Circus Reno impairment	-	79,658	-
Other property transactions, net	25,065	14,012	9,860
	$ 708,049	$ 178,598	$ 1,451,474

Borgata. The Company has recorded impairment charges related to its investment in Borgata in each of the three years ended December 31, 2012, 2011, and 2010.

In 2010, the Company recorded an impairment charge of approximately $128 million as of September 30, 2010 which decreased the carrying value of its investment in Borgata to approximately $250 million. The impairment charge was based on an offer received from a potential buyer at that time and authorized by the Company's Board of Directors. The Company ultimately did not reach final agreement with such buyer.

In 2011, the Company determined that it was necessary to record an other-than-temporary impairment charge of $62 million as of December 31, 2011 using an estimated fair value for its investment of $185 million based on a discounted cash flow analysis. Key assumptions included in such analysis include management's estimates of future cash flows, including outflows for capital expenditures, an appropriate discount rate, and long-term growth rate. At the time, there was significant uncertainty surrounding Borgata's future operating results, primarily due to the planned opening of a major new resort in the Atlantic City market during 2012 and other additional competition expected in surrounding markets. As a result, for purposes of this analysis, management reflected a decrease in forecasted cash flows in 2012 and 2013. Also, management used a long-term growth rate of 3% and a discount rate of 10.5%, which it believes appropriately reflects risk associated with the estimated cash flows.

In 2012, the Company determined that it was necessary to record an additional other-than-temporary impairment charge of $65 million as of December 31, 2012 using an estimated fair value for its investment of $120 million based on a discounted cash flow analysis. Borgata's 2012 operating results did not meet previous forecasts. While 2012 results for Borgata were significantly impacted by hurricane Sandy, management believes the challenging environment in Atlantic City will continue and has lowered 2013 estimates below what was previously forecasted. Also, the Company used a long-term growth rate of 2.5% and a discount rate of 10.5%, which it believes appropriately reflects risk associated with the estimated cash flows. This analysis is sensitive to management assumptions, and increases or decreases in these assumptions would have a material impact on the analysis.

Las Vegas Strip land. The Company owns 33.5 acres on the north end of the Las Vegas Strip which it has been holding for future development. The Company has focused its development efforts on other jurisdictions, which led to the Company reviewing its significant development land holdings for impairment indicators. Due to the Company's focus on future development outside of the Las Vegas area, the Company does not believe it is likely it will recover the carrying value of our 33.5 acres of land on the north end of the Las Vegas Strip on an undiscounted basis. Therefore, the Company recorded an impairment charge of $366 million as of December 31, 2012 based on an estimated fair value of $214 million for the land. We determined fair value of the land using a market approach based on assessment of comparable land sales in Las Vegas (using Level 2 and Level 3 hierarchy fair value inputs) adjusted for size and location factors based on comparisons to the Company's land.

Atlantic City land. The Company owns two sites for a total of approximately 86 acres in Atlantic City which it has been holding for future development. Due to the Company's focus on future development outside Atlantic City, the continued deterioration of the Atlantic City market and the initial underperformance of a new resort that opened in 2012, the Company does not believe it is likely it will recover the carrying value of this land on an undiscounted basis. Therefore, the Company recorded an impairment charge of $167 million as of December 31, 2012 based on an estimated fair value of $125 million for the land. We determined fair value of the land using a market approach based on assessment of comparable land sales in Atlantic City (using Level 2 and Level 3 fair value hierarchy inputs), adjusted for size and location factors based on comparisons to the Company's land.

Unconsolidated affiliates. See Note 6 for additional information related to the Grand Victoria, Silver Legacy and CityCenter investment impairment charges.

Circus Circus Reno. At September 30, 2011 the Company reviewed the carrying value of its Circus Circus Reno long-lived assets for impairment using revised operating forecasts developed by management for that resort in the third quarter of 2011. Due to the then current and forecasted market conditions and results of operations through September 30, 2011 being lower than previous forecasts, the Company recorded a non-cash impairment charge of $80 million in the third quarter of 2011 in "Property transactions, net," primarily related to a write-down of Circus Circus Reno's long-lived assets. The Company's discounted cash flow analysis for Circus Circus Reno included estimated future cash inflows from operations and estimated future cash outflows for capital expenditures utilizing an estimated pre-tax discount rate of 16.5% and a long-term growth rate of 2%.

Other. Other property transactions in 2012 include write-downs related to the remodeling of the theatre at Mandalay Bay, the renovation of the IMAX theatre at Luxor and various other miscellaneous asset disposals and demolition costs. Other property transactions in 2011 include the write-off of $5 million of goodwill related to Railroad Pass. Other property transactions in 2010 include the write-off of various abandoned construction projects.

NOTE 17 — SEGMENT INFORMATION

The Company's management views each of its casino resorts as an operating segment. Operating segments are aggregated based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate, and their management and reporting structure. The Company's principal operating activities occur in two geographic regions: the United States and Macau S.A.R. The Company has aggregated its operations into two reportable segments based on the similar characteristics of the operating segments within the regions in which they operate: wholly owned domestic resorts and MGM China. The Company's operations related to investments in unconsolidated affiliates, MGM Hospitality, and certain other corporate and management operations have not been identified as separate reportable segments; therefore, these operations are included in corporate and other in the following segment disclosures to reconcile to consolidated results.

The Company's management utilizes Adjusted Property EBITDA as the primary profit measure for its reportable segments. Adjusted Property EBITDA is a non-GAAP measure defined as Adjusted EBITDA before corporate expense and stock compensation expense related to the MGM Resorts stock option plan, which are not allocated to the reportable segments. MGM China recognizes stock compensation expense related to its stock compensation plan which is included in the calculation of Adjusted EBITDA for MGM China. Adjusted EBITDA is a non-GAAP measure defined as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, property transactions, net, and the gain on the MGM China transaction.

The following tables present the Company's segment information:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net Revenues:			
Wholly owned domestic resorts	$ 5,932,791	$ 5,892,902	$ 5,634,350
MGM China	2,807,676	1,534,963	-
Reportable segment net revenues	8,740,467	7,427,865	5,634,350
Corporate and other	420,377	421,447	421,651
	$ 9,160,844	$ 7,849,312	$ 6,056,001
Adjusted EBITDA:			
Wholly owned domestic resorts	$ 1,325,220	$ 1,298,116	$ 1,165,413
MGM China	679,345	359,686	-
Reportable segment Adjusted Property EBITDA	2,004,565	1,657,802	1,165,413
Corporate and other	(286,166)	(101,233)	(235,200)
	1,718,399	1,556,569	930,213
Other operating income (expense):			
Preopening and start-up expenses	(2,127)	316	(4,247)
Property transactions, net	(708,049)	(178,598)	(1,451,474)
Gain on MGM China transaction	-	3,496,005	-
Depreciation and amortization	(927,697)	(817,146)	(633,423)
Operating income (loss)	80,526	4,057,146	(1,158,931)
Non-operating income (expense):			
Interest expense, net	(1,116,358)	(1,086,832)	(1,113,580)
Non-operating items from unconsolidated affiliates	(90,020)	(119,013)	(108,731)
Other, net	(608,361)	(19,670)	165,217
	(1,814,739)	(1,225,515)	(1,057,094)
Income (loss) before income taxes	(1,734,213)	2,831,631	(2,216,025)
Benefit for income taxes	117,301	403,313	778,628
Net income (loss)	(1,616,912)	3,234,944	(1,437,397)
Less: Net income attributable to noncontrolling interests	(150,779)	(120,307)	-
Net income (loss) attributable to MGM Resorts International	$ (1,767,691)	$ 3,114,637	$ (1,437,397)

	At December 31,	
	2012	2011
	(In thousands)	
Total assets:		
Wholly owned domestic resorts	$ 13,442,067	$ 14,237,132
MGM China	9,097,845	9,040,344
Reportable segment total assets	22,539,912	23,277,476
Corporate and other	3,744,826	4,488,800
	$ 26,284,738	$ 27,766,276

	Year Ended December 31,		
	2012	2011	2010
Capital expenditures:		(In thousands)	
Wholly owned domestic resorts	$ 258,519	$ 235,638	$ 147,317
MGM China	80,018	26,649	-
Reportable segment capital expenditures	338,537	262,287	147,317
Corporate and other	84,226	38,957	60,174
	$ 422,763	$ 301,244	$ 207,491

NOTE 18 — RELATED PARTY TRANSACTIONS

CityCenter

Management agreements. The Company and CityCenter have entered into agreements whereby the Company is responsible for management of the operations of CityCenter for a fee of 2% of revenue and 5% of EBITDA (as defined) for Aria and Vdara and $3 million per year for Crystals. The Company earned fees of $32 million, $33 million and $20 million for the years ended December 31, 2012, 2011 and 2010. The Company is being reimbursed for certain costs in performing its development and management services. During the years ended December 31, 2012, 2011 and 2010 the Company incurred $355 million, $346 million and $354 million, respectively, of costs reimbursable by the joint venture, primarily for employee compensation and certain allocated costs. As of December 31, 2012 and 2011, CityCenter owed the Company $50 million and $49 million, respectively, for management services and reimbursable costs.

Other agreements. The Company owns OE Pub, LLC, which leases retail space in Crystals. The Company recorded $1 million of expense related to the lease agreement in each of the years ended December 31, 2012, 2011 and 2010. The Company entered into an agreement with CityCenter whereby the Company provides CityCenter the use of its aircraft on a time sharing basis. CityCenter is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by the Company. During the years ended December 31, 2012, 2011 and 2010, the Company was reimbursed $3 million, $3 million and $4 million, respectively, for aircraft related expenses. The Company has certain other arrangements with CityCenter for the provision of certain shared services, reimbursement of costs and other transactions undertaken in the ordinary course of business.

MGM China

Ms. Pansy Ho is member of the board of directors of, and holds a minority ownership interest in, MGM China. Ms. Pansy Ho is also the managing director of Shun Tak Holdings Limited (together with its subsidiaries "Shun Tak"), a leading conglomerate in Hong Kong with core businesses in transportation, property, hospitality and investments. Shun Tak provides various services and products, including ferry tickets, travel products, rental of hotel rooms, laundry services, advertising services and property cleaning services to MGM China and MGM China provides rental of hotel rooms at wholesale room rates to Shun Tak and receives rebates for ferry tickets from Shun Tak. MGM China incurred expenses of $13 million and $9 million for the year ended December 31, 2012 and for the period from June 3, 2011 through December 31, 2011, respectively. MGM China recorded revenue of less than $1 million related to hotel rooms provided to Shun Tak for the year ended December 31, 2012 and for the period from June 3, 2011 through December 31, 2011, respectively. As of December 31, 2012 and 2011, MGM China did not have a material payable to or receivable from Shun Tak.

In connection with the MGM China IPO, MGM Branding and Development Holdings, Ltd. (together with its subsidiary MGM Development Services, Ltd., "MGM Branding and Development"), an entity included in the Company's consolidated financial statements in which Ms. Pansy Ho indirectly holds a noncontrolling interest, entered into a brand license agreement with MGM China. MGM China pays a license fee to MGM Branding and Development equal to 1.75% of MGM China's consolidated net revenue, subject to an annual cap of $25 million for the initial year of the agreement, prorated to $15 million for the portion of 2011 subsequent to the date of the IPO. The annual cap increases by 20% per annum for each subsequent calendar year during the term of the agreement, and was subject to a $30 million cap in 2012. During the year ended December 31, 2012 and during the period from June 3, 2011 through December 31, 2011, MGM China incurred total license fees equal to the respective cap for each annual period. Such amounts have been eliminated in consolidation.

MGM China also entered into a development services agreement with MGM Branding and Development to provide certain development services to MGM China in connection with future expansion of existing projects and development of future resort gaming projects. Such services are subject to a development fee which is calculated separately for each resort casino property upon commencement of development. For each such property, the fee is 2.625% of project costs, to be paid in installments as certain benchmarks are achieved. Project costs are the total costs incurred for the design, development and construction of the casino, casino hotel, integrated resort and other related sites associated with each project, including costs of construction, fixtures and fittings, signage, gaming and other supplies and equipment and all costs associated with the opening of the business to be conducted at each project but excluding the cost of land and gaming concessions and financing costs. The development fee is subject to an annual cap of $20 million per annum for the initial financial year of each project, which amount shall increase by 10% per annum for each succeeding financial year during the term of the agreement. For the year ended December 31, 2012, MGM China incurred $6 million of fees to MGM Branding and Development related to development services. Such amount is eliminated in consolidation.

An entity owned by Ms. Pansy Ho received distributions of $11 million and $4 million during the years ended December 31, 2012 and 2011 in connection with the ownership of a noncontrolling interest in MGM Branding and Development Holdings, Ltd.

Convertible notes

In June 2011, the Company sold $300 million in aggregate principal amount of the Company's 4.25% convertible senior notes due 2015 to an indirect wholly owned subsidiary of Ms. Pansy Ho. See Note 9 for additional information related to the convertible notes.

NOTE 19 — CONSOLIDATING CONDENSED FINANCIAL INFORMATION

The Company's domestic subsidiaries, excluding certain minor subsidiaries, its domestic insurance subsidiaries and MGM Grand Detroit, LLC and its subsidiaries, have fully and unconditionally guaranteed, on a joint and several basis, payment of the senior credit facility and the outstanding debt securities. The Company's international subsidiaries, including MGM China, are not guarantors of such indebtedness. The Company has corrected certain prior year amounts in the current year's presentation to properly reflect the Company's investment in its proportionate share of subsidiaries' net assets, which had previously reflected the entire share of subsidiaries' net assets and to properly reflect the other non-current assets, allocations of income tax and presentation of intercompany balances between the parent and the subsidiaries as required by Regulation S-X, Rule 3-10. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010 is as follows:

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

	At December 31, 2012				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Current assets	$ 438,878	$ 891,826	$ 1,176,844	$ (456)	$ 2,507,092
Property and equipment, net	-	12,881,152	1,325,472	(11,972)	14,194,652
Investments in subsidiaries	19,785,312	4,077,228	-	(23,862,540)	-
Investments in and advances to unconsolidated affiliates	-	1,437,151	7,396	-	1,444,547
Other non-current assets	163,372	541,634	7,433,441	-	8,138,447
	$ 20,387,562	$ 19,828,991	$ 9,943,153	$ (23,874,968)	$ 26,284,738
Current liabilities	$ 272,138	$ 989,864	$ 672,125	$ (8,456)	$ 1,925,671
Intercompany accounts	960,610	(983,288)	22,678	-	-
Deferred income taxes	2,222,823	-	251,066	-	2,473,889
Long-term debt	12,432,581	155,413	1,001,289	-	13,589,283
Other long-term obligations	133,862	45,303	714	-	179,879
Total liabilities	16,022,014	207,292	1,947,872	(8,456)	18,168,722
MGM Resorts International stockholders' equity	4,365,548	19,621,699	4,244,813	(23,866,512)	4,365,548
Noncontrolling interests	-	-	3,750,468	-	3,750,468
Total stockholders' equity	4,365,548	19,621,699	7,995,281	(23,866,512)	8,116,016
	$ 20,387,562	$ 19,828,991	$ 9,943,153	$ (23,874,968)	$ 26,284,738

	At December 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Current assets	$ 889,748	$ 972,309	$ 951,414	$ (751)	$ 2,812,720
Property and equipment, net	-	13,567,922	1,310,694	(11,972)	14,866,644
Investments in subsidiaries	20,336,482	4,135,039	-	(24,471,521)	-
Investments in and advances to unconsolidated affiliates	-	1,628,420	7,152	-	1,635,572
Other non-current assets	146,515	658,089	7,646,736	-	8,451,340
	$ 21,372,745	$ 20,961,779	$ 9,915,996	$ (24,484,244)	$ 27,766,276
Current liabilities	$ 280,232	$ 950,724	$ 514,559	$ (751)	$ 1,744,764
Intercompany accounts	334,454	(377,756)	43,302	-	-
Deferred income taxes	2,237,628	-	264,468	-	2,502,096
Long-term debt	12,310,634	157,221	1,002,312	-	13,470,167
Other long-term obligations	123,219	43,300	508	-	167,027
Total liabilities	15,286,167	773,489	1,825,149	(751)	17,884,054
MGM Resorts International stockholders' equity	6,086,578	20,188,290	4,295,203	(24,483,493)	6,086,578
Noncontrolling interests	-	-	3,795,644	-	3,795,644
Total stockholders' equity	6,086,578	20,188,290	8,090,847	(24,483,493)	9,882,222
	$ 21,372,745	$ 20,961,779	$ 9,915,996	$ (24,484,244)	$ 27,766,276

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME INFORMATION

	Year Ended December 31, 2012				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Net revenues	$ -	$ 5,782,523	$ 3,379,891	$ (1,570)	$ 9,160,844
Equity in subsidiaries' earnings	(210,934)	220,354	-	(9,420)	-
Expenses:					
Casino and hotel operations	7,623	3,615,288	2,299,941	(1,570)	5,921,282
General and administrative	7,101	1,025,028	207,645	-	1,239,774
Corporate expense	66,285	168,863	7,859	(8,000)	235,007
Preopening and start-up expenses	-	1,486	641	-	2,127
Property transactions, net	-	704,762	3,287	-	708,049
Depreciation and amortization	-	519,074	408,623	-	927,697
	81,009	6,034,501	2,927,996	(9,570)	9,033,936
Income (loss) from unconsolidated affiliates	-	(46,443)	61	-	(46,382)
Operating income (loss)	(291,943)	(78,067)	451,956	(1,420)	80,526
Interest expense, net of amounts capitalized	(1,053,692)	(10,986)	(51,680)	-	(1,116,358)
Other, net	(526,606)	(137,201)	(34,574)	-	(698,381)
Income (loss) before income taxes	(1,872,241)	(226,254)	365,702	(1,420)	(1,734,213)
Benefit for income taxes	104,550	1,892	10,859	-	117,301
Net income (loss)	(1,767,691)	(224,362)	376,561	(1,420)	(1,616,912)
Less: net income attributable to noncontrolling interests	-	-	(150,779)	-	(150,779)
Net income (loss) attributable to MGM Resorts International	$ (1,767,691)	$ (224,362)	$ 225,782	$ (1,420)	$ (1,767,691)
Net income (loss)	$ (1,767,691)	$ (224,362)	$ 376,561	$ (1,420)	$ (1,616,912)
Other comprehensive income, net of tax:					
Foreign currency translation adjustment	8,770	8,770	17,124	(17,540)	17,124
Other	(445)	(445)	-	445	(445)
Other comprehensive income	8,325	8,325	17,124	(17,095)	16,679
Comprehensive income (loss)	(1,759,366)	(216,037)	393,685	(18,515)	(1,600,233)
Less: comprehensive income attributable to noncontrolling interests	-	-	(159,133)	-	(159,133)
Comprehensive income (loss) attributable to MGM Resorts International	$ (1,759,366)	$ (216,037)	$ 234,552	$ (18,515)	$ (1,759,366)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

	Year Ended December 31, 2012				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (952,653)	$ 989,144	$ 872,860	$ -	$ 909,351
Cash flows from investing activities					
Capital expenditures, net of construction payable	-	(332,089)	(90,674)	-	(422,763)
Dispositions of property and equipment	-	191	235	-	426
Investments in and advances to unconsolidated affiliates	(46,800)	(7,500)	-	-	(54,300)
Distributions from unconsolidated affiliates in excess of earnings	-	1,723	-	-	1,723
Investments in treasury securities—maturities longer than 90 days	-	(285,469)	-	-	(285,469)
Proceeds from treasury securities—maturities longer than 90 days	-	315,438	-	-	315,438
Other	(1,973)	501	-	-	(1,472)
Net cash used in investing activities	(48,773)	(307,205)	(90,439)	-	(446,417)
Cash flows from financing activities					
Net borrowings under bank credit facilities—maturities of 90 days or less	1,331,500	-	447,762	-	1,779,262
Borrowings under bank credit facilities—maturities longer than 90 days	-	-	1,350,000	-	1,350,000
Repayments under bank credit facilities—maturities longer than 90 days	(1,834,128)	-	(1,800,000)	-	(3,634,128)
Issuance of senior notes	4,100,000	-	-	-	4,100,000
Retirement of senior notes	(4,009,117)	-	-	-	(4,009,117)
Debt issuance costs	(119,197)	-	(41,048)	-	(160,245)
Intercompany accounts	996,462	(685,752)	(310,710)	-	-
Distributions to noncontrolling interest owners	-	-	(206,806)	-	(206,806)
Other	(5,035)	(833)	(57)	-	(5,925)
Net cash provided by (used in) financing activities	460,485	(686,585)	(560,859)	-	(786,959)
Effect of exchange rate on cash	-	-	1,621	-	1,621
Cash and cash equivalents					
Net increase (decrease) for the period	(540,941)	(4,646)	223,183	-	(322,404)
Balance, beginning of period	795,326	230,888	839,699	-	1,865,913
Balance, end of period	$ 254,385	$ 226,242	$ 1,062,882	$ -	$ 1,543,509

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME INFORMATION

	Year Ended December 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Net revenues	$ -	$ 5,745,417	$ 2,106,195	$ (2,300)	$ 7,849,312
Equity in subsidiaries' earnings	3,899,017	3,761,538	-	(7,660,555)	-
Expenses:					
Casino and hotel operations	10,030	3,610,357	1,408,274	(2,300)	5,026,361
General and administrative	7,613	1,015,923	158,969	-	1,182,505
Corporate expense	69,958	104,457	556	-	174,971
Preopening and start-up expenses	-	(316)	-	-	(316)
Property transactions, net	-	176,063	2,535	-	178,598
Gain on MGM China transaction	-	-	(3,496,005)	-	(3,496,005)
Depreciation and amortization	-	556,538	260,608	-	817,146
	87,601	5,463,022	(1,665,063)	(2,300)	3,883,260
Income (loss) from unconsolidated affiliates	-	(24,096)	115,190	-	91,094
Operating income	3,811,416	4,019,837	3,886,448	(7,660,555)	4,057,146
Interest expense, net of amounts capitalized	(1,023,090)	(18,882)	(44,860)	-	(1,086,832)
Other, net	26,608	(114,842)	(50,449)	-	(138,683)
Income before income taxes	2,814,934	3,886,113	3,791,139	(7,660,555)	2,831,631
Benefit (provision) for income taxes	299,703	(18)	103,628	-	403,313
Net income	3,114,637	3,886,095	3,894,767	(7,660,555)	3,234,944
Less: net income attributable to noncontrolling interests	-	-	(120,307)	-	(120,307)
Net income attributable to MGM Resorts International	$ 3,114,637	$ 3,886,095	$ 3,774,460	$ (7,660,555)	$ 3,114,637
Net income	$ 3,114,637	$ 3,886,095	$ 3,894,767	$ (7,660,555)	$ 3,234,944
Other comprehensive income, net of tax:					
Foreign currency translation adjustment	6,316	6,316	11,692	(12,632)	11,692
Other	(37)	(37)	-	37	(37)
Other comprehensive income	6,279	6,279	11,692	(12,595)	11,655
Comprehensive income	3,120,916	3,892,374	3,906,459	(7,673,150)	3,246,599
Less: comprehensive income attributable to noncontrolling interests	-	-	(125,683)	-	(125,683)
Comprehensive income attributable to MGM Resorts International	$ 3,120,916	$ 3,892,374	$ 3,780,776	$ (7,673,150)	$ 3,120,916

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

	Year Ended December 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (716,556)	$ 918,628	$ 473,054	$ -	$ 675,126
Cash flows from investing activities					
Capital expenditures, net of construction payable	-	(263,469)	(37,775)	-	(301,244)
Dispositions of property and equipment	-	147	201	-	348
Acquisition of MGM China, net of cash paid	-	-	407,046	-	407,046
Investments in and advances to unconsolidated affiliates	(92,200)	(36,648)	-	-	(128,848)
Distributions from unconsolidated affiliates in excess of earnings	-	2,212	-	-	2,212
Investments in treasury securities - maturities longer than 90 days	-	(330,313)	-	-	(330,313)
Proceeds from treasury securities - maturities longer than 90 days	-	330,130	-	-	330,130
Other	-	(643)	-	-	(643)
Net cash provided by (used in) investing activities	(92,200)	(298,584)	369,472	-	(21,312)
Cash flows from financing activities					
Net borrowings (repayments) under bank credit facilities - maturities of 90 days or less	167,391	-	(473,271)	-	(305,880)
Borrowings under bank credit facilities - maturities longer than 90 days	5,826,993	-	1,732,119	-	7,559,112
Repayments under bank credit facilities - maturities longer than 90 days	(5,002,384)	-	(1,350,000)	-	(6,352,384)
Issuance of senior notes	311,415	-	-	-	311,415
Retirement of senior notes	(356,700)	(137,116)	-	-	(493,816)
Intercompany accounts	586,331	(529,578)	(56,753)	-	-
Distributions to noncontrolling interest owners	-	-	(3,768)	-	(3,768)
Other	(1,421)	(1,263)	(73)	-	(2,757)
Net cash provided by (used in) financing activities	1,531,625	(667,957)	(151,746)	-	711,922
Effect of exchange rate on cash	-	-	1,213	-	1,213
Cash and cash equivalents					
Net increase (decrease) for the period	722,869	(47,913)	691,993	-	1,366,949
Balance, beginning of period	72,457	278,801	147,706	-	498,964
Balance, end of period	$ 795,326	$ 230,888	$ 839,699	$ -	$ 1,865,913

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME INFORMATION

	Year Ended December 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Net revenues	$ -	$ 5,517,086	$ 538,915	$ -	$ 6,056,001
Equity in subsidiaries' earnings	(1,293,589)	141,178	-	1,152,411	-
Expenses:					
Casino and hotel operations	10,684	3,494,995	288,631	-	3,794,310
General and administrative	9,974	1,020,119	98,710	-	1,128,803
Corporate expense	15,734	110,199	(1,692)	-	124,241
Preopening and start-up expenses	-	4,247	-	-	4,247
Property transactions, net	-	1,451,801	(327)	-	1,451,474
Depreciation and amortization	-	592,895	40,528	-	633,423
	36,392	6,674,256	425,850	-	7,136,498
Income (loss) from unconsolidated affiliates	-	(208,099)	129,665	-	(78,434)
Operating income (loss)	(1,329,981)	(1,224,091)	242,730	1,152,411	(1,158,931)
Interest expense	(1,060,511)	(22,512)	(30,557)	-	(1,113,580)
Other, net	160,149	(50,929)	(52,734)	-	56,486
Income (loss) before income taxes	(2,230,343)	(1,297,532)	159,439	1,152,411	(2,216,025)
Benefit (provision) for income taxes	792,946	(9,316)	(5,002)	-	778,628
Net income (loss)	(1,437,397)	(1,306,848)	154,437	1,152,411	(1,437,397)
Less: net income attributable to noncontrolling interests	-	-	-	-	-
Net income (loss) attributable to MGM Resorts International	$ (1,437,397)	$ (1,306,848)	$ 154,437	$ 1,152,411	$ (1,437,397)
Net income (loss)	$ (1,437,397)	$ (1,306,848)	$ 154,437	$ 1,152,411	$ (1,437,397)
Other comprehensive income, net of tax:					
Foreign currency translation adjustment	1,706	1,706	1,706	(3,412)	1,706
Other	(70)	(70)	-	70	(70)
Other comprehensive income	1,636	1,636	1,706	(3,342)	1,636
Comprehensive income (loss)	(1,435,761)	(1,305,212)	156,143	1,149,069	(1,435,761)
Less: comprehensive income attributable to noncontrolling interests	-	-	-	-	-
Comprehensive income (loss) attributable to MGM Resorts International	$ (1,435,761)	$ (1,305,212)	$ 156,143	$ 1,149,069	$ (1,435,761)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

	Year Ended December 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Cash flows from operating activities					
Net cash provided by (used in) operating activities	$ (484,388)	$ 892,739	$ 95,663	$ -	$ 504,014
Cash flows from investing activities					
Capital expenditures, net of construction payable	-	(201,917)	(5,574)	-	(207,491)
Dispositions of property and equipment	-	71,292	6,309	-	77,601
Investments in and advances to unconsolidated affiliates	(553,000)	-	-	-	(553,000)
Distributions from unconsolidated affiliates in excess of earnings	65,563	1,943	67,552	-	135,058
Distributions from cost method investments	-	113,422	-	-	113,422
Investments in treasury securities - maturities longer than 90 days	-	(149,999)	-	-	(149,999)
Other	-	(1,670)	-	-	(1,670)
Net cash provided by (used in) investing activities	(487,437)	(166,929)	68,287	-	(586,079)
Cash flows from financing activities					
Net borrowings (repayments) under bank credit facilities - maturities of 90 days or less	(2,098,198)	-	212,119	-	(1,886,079)
Borrowings under bank credit facilities - maturities longer than 90 days	8,068,342	-	1,417,881	-	9,486,223
Repayments under bank credit facilities - maturities longer than 90 days	(9,177,860)	-	(1,630,000)	-	(10,807,860)
Issuance of senior notes	2,489,485	-	-	-	2,489,485
Retirement of senior notes	(857,523)	(296,956)	-	-	(1,154,479)
Debt issue costs	(106,831)	-	-	-	(106,831)
Issuance of common stock in public offering, net	588,456	-	-	-	588,456
Intercompany accounts	502,553	(412,171)	(90,382)	-	-
Capped call transactions	(81,478)	-	-	-	(81,478)
Other	(1,280)	(1,268)	(67)	-	(2,615)
Net cash used in financing activities	(674,334)	(710,395)	(90,449)	-	(1,475,178)
Cash and cash equivalents					
Net increase (decrease) for the period	(1,646,159)	15,415	73,501	-	(1,557,243)
Balance, beginning of period	1,718,616	263,386	74,205	-	2,056,207
Balance, end of period	$ 72,457	$ 278,801	$ 147,706	$ -	$ 498,964

NOTE 20 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except for per share amounts)				
2012					
Net revenues	$ 2,287,590	$ 2,323,765	$ 2,254,978	$ 2,294,511	$ 9,160,844
Operating income (loss)	192,606	175,375	137,401	(424,856)	80,526
Net loss	(203,307)	(70,434)	(154,674)	(1,188,497)	(1,616,912)
Net loss attributable to MGM Resorts International	(217,253)	(145,452)	(181,159)	(1,223,827)	(1,767,691)
Basic loss per share	$ (0.44)	$ (0.30)	$ (0.37)	$ (2.50)	$ (3.62)
Diluted loss per share	$ (0.44)	$ (0.30)	$ (0.37)	$ (2.50)	$ (3.62)
2011					
Net revenues	$ 1,512,851	$ 1,805,985	$ 2,233,587	$ 2,296,889	$ 7,849,312
Operating income	169,705	3,683,760	112,574	91,107	4,057,146
Net income (loss)	(89,871)	3,450,691	(106,575)	(19,301)	3,234,944
Net income (loss) attributable to MGM Resorts International	(89,871)	3,441,985	(123,786)	(113,691)	3,114,637
Basic income (loss) per share	$ (0.18)	$ 7.04	$ (0.25)	$ (0.23)	$ 6.37
Diluted income (loss) per share	$ (0.18)	$ 6.22	$ (0.25)	$ (0.23)	$ 5.62

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters does not equal the total income (loss) per share amounts for the year. The following sections list certain items affecting comparability of quarterly results and related per share amounts. Additional information related to these items is included elsewhere in the notes to the accompanying financial statements.

2012 items affecting comparability are as follows:

- **First Quarter.** The Company recorded a loss on retirement of debt of $59 million ($0.08 impact per share for the quarter and full year of 2012) and its 50% share of CityCenter's loss on retirement of debt of $4 million ($0.01 per share for the quarter and full year of 2012);

- **Second Quarter.** The Company recorded a Grand Victoria investment impairment charge of $85 million ($0.11 per share in the quarter and full year of 2012);

- **Third Quarter.** The Company recorded its 50% share of CityCenter residential inventory impairment of $18 million ($0.02 per share in the quarter and full year) and its 50% share of CityCenter Harmon demolition costs accrual of $16 million ($0.02 per share in the quarter and full year); and

- **Fourth Quarter.** The Company recorded a loss on retirement of debt of $505 million ($0.67 per share in the quarter and full year) and impairment charges related to its Borgata investment of $65 million ($0.09 per share in the quarter and full year), its Atlantic City land of $167 million ($0.20 per share in the quarter and full year), its North Las Vegas Strip land of $366 million ($0.48 per share in the quarter and full year) and its South Jersey Transportation Authority special revenue bonds of $47 million ($0.06 per share in the quarter and full year).

2011 items affecting comparability are as follows:

- **First Quarter.** The Company recorded its 50% share of CityCenter's loss on retirement of debt of $12 million ($0.02 per share in the quarter and $0.01 per diluted share for the full year);
- **Second Quarter.** The Company recorded a gain of $3.5 billion related to the MGM China transaction ($6.30 per diluted share in the quarter and $6.23 per diluted share for the full year) and its 50% share of CityCenter residential inventory impairment of $26 million ($0.03 per share in the quarter and full year);
- **Third Quarter.** The Company recorded a Circus Circus Reno impairment charge of $80 million ($0.11 per share in the quarter and $0.09 per diluted share for the full year); and
- **Fourth Quarter.** The Company recorded a Borgata investment impairment charge of $62 million ($0.07 per share in the quarter and $0.06 per diluted share for the full year) and a Silver Legacy investment impairment charge of $23 million ($0.03 per share in the quarter and full year).

INVESTOR INFORMATION

Common Stock Information

The following table represents the high and low trading prices of the Company's common stock.

For the years ended December 31,	2012		2011	
	HIGH	LOW	HIGH	LOW
First Quarter	$14.94	$10.60	$16.94	$12.15
Second Quarter	14.11	10.15	15.80	11.78
Third Quarter	11.78	8.83	16.05	9.01
Fourth Quarter	11.90	7.95	12.41	7.40

The Company's common stock is listed on the New York Stock Exchange under the symbol MGM. There were approximately 4,318 record holders of the Company's common stock as of March 31, 2013. The Company has not paid dividends on its common stock in the last two fiscal years. The Company's current senior credit facility restricts the making of cash dividends with respect to its common stock. Furthermore, as a holding company with no independent operations, the Company's ability to pay dividends in the future will depend upon the receipt of dividends and other payments from its subsidiaries. The Company's Board of Directors periodically reviews its policy with respect to dividends consistent with applicable contract and legal restrictions, and any determination to pay dividends in the future will be at the sole discretion of the Board of Directors. The Company currently intends to retain any earnings to fund the operation of its businesses, to service and repay its debt and to make strategic investments.

Cautionary Language Concerning Forward-Looking Statements

Statements in this annual report that are not historical facts are "forward-looking" statements and "safe harbor statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other related laws that involve risks and/or uncertainties, including risks and/or uncertainties described in the Company's public filings with the Securities and Exchange Commission. The Company has based these forward-looking statements on management's current expectations and assumptions and not on historical facts. Examples of these statements include, but are not limited to, statements regarding future operating results and the Company's ability to execute growth and development activities. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include effects of economic conditions and market conditions in the markets in which the Company operates and competition with other destination travel locations throughout the United States and the world, the design, timing and costs of expansion projects, risks relating to international operations, permits, licenses, financings, approvals and other contingencies in connection with growth in new or existing jurisdictions and additional risks and uncertainties described in the Company's Form 10-K and Form 8-K reports (including all amendments to those reports). In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise except as required by law.

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. John M. McManus
Executive Vice President – General Counsel
and Secretary
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

Stock Performance Graph

The graph to the right compares the cumulative 5-year total return* of holders of MGM Resorts International's common stock with the cumulative total returns of the Dow Jones US total market index and the Dow Jones US Gambling index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2007 to 12/31/2012.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among MGM Resorts International, the Dow Jones US Index, and the Dow Jones US Gambling Index



$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
MGM Resorts International
Dow Jones US
Dow Jones US Gambling

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/07	12/08	12/09	12/10	12/11	12/12
MGM Resorts International	100.00	16.38	10.85	17.67	12.41	13.85
Dow Jones US	100.00	62.84	80.93	94.40	95.67	111.29
Dow Jones US Gambling	100.00	26.89	41.88	72.50	67.39	74.48

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Transfer Agent and Registrar For Common Stock

Shareholder correspondence should be mailed to:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
(800) 358-2066 Toll Free within the U.S.
(201) 680-6578 Foreign Shareholders
(800) 952-9245 Hearing Impaired

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
3883 Howard Hughes Parkway, Suite 400
Las Vegas, NV 89169

CORPORATE INFORMATION

DIRECTORS

James J. Murren
Director/Officer
Chairman of the Board, Chief Executive Officer,
MGM Resorts International

Robert H. Baldwin
Director/Officer
Chief Design and Construction Officer,
MGM Resorts International

William A. Bible
Director

Burton M. Cohen
Director

Willie D. Davis
Director
President, All-Pro Broadcasting, Inc.,
a radio broadcasting company

William W. Grounds
Director
President,
Infinity World Development Corp.
a private investment entity

Alexis M. Herman
Director
President and Chief Executive Officer,
New Ventures, a corporate consulting company

Roland Hernandez
Director
President, Hernandez Media Ventures,
a privately held media assets company

Anthony L. Mandekic
Director
President and Chief Executive Officer
Tracinda Corporation,
a private investment company

Rose McKinney-James
Director
Managing Principal,
McKinney-James and Associates,
a government affairs firm

Gregory M. Spierkel
Director

Daniel J. Taylor
Director
Executive, Tracinda Corporation,
a private investment company

DIRECTORS EMERITUS

Kirk Kerkorian
Director Emeritus
Tracinda Corporation,
a private investment company

Melvin B. Wolzinger
Director Emeritus

OFFICERS

William J. Hornbuckle
President and Chief Marketing Officer

Corey I. Sanders
Chief Operating Officer

Daniel J. D'Arrigo
Executive Vice President,
Chief Financial Officer and Treasurer

Phyllis A. James
Executive Vice President,
Special Counsel – Litigation
and Chief Diversity Officer

John M. McManus
Executive Vice President,
General Counsel and Secretary

Christopher Nordling
Executive Vice President of Operations

William M. Scott IV
Executive Vice President – Corporate Strategy
and Special Counsel

Robert C. Selwood
Executive Vice President and
Chief Accounting Officer

CORPORATE DIRECTORY

MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109
1-702-693-7120
www.mgmresorts.com

Bellagio
Las Vegas, NV
1-702-693-7111
www.bellagio.com

MGM Grand Las Vegas
Las Vegas, NV
1-702-891-1111
www.mgmgrand.com

Mandalay Bay
Las Vegas, NV
1-702-632-7777
www.mandalaybay.com

Four Seasons Hotel
Las Vegas, NV
1-702-632-5000
www.fourseasons.com/lasvegas

The Mirage
Las Vegas, NV
1-702-791-7111
www.mirage.com

Luxor
Las Vegas, NV
1-702-262-4000
www.luxor.com

New York-New York
Las Vegas, NV
1-702-740-6969
www.nynyhotelcasino.com

Excalibur
Las Vegas, NV
1-702-597-7777
www.excalibur.com

Monte Carlo
Las Vegas, NV
1-702-730-7777
www.montecarlo.com

ARIA
Las Vegas, NV
1-866-359-7757
www.arialasvegas.com

Vdara
Las Vegas, NV
1-866-745-7111
www.vdara.com

The Shops at Crystals
Las Vegas, NV
1-866-754-2489
www.crystalsatcitycenter.com

Mandarin Oriental
Las Vegas, NV
1-702-590-8888
www.mandarinoriental.com/
lasvegas

Circus Circus Las Vegas
Las Vegas, NV
1-702-734-0410
www.circuscircus.com

Circus Circus Reno
Reno, NV
1-775-329-0711
www.circusreno.com

Gold Strike Jean
Jean, NV
1-702-477-5000
www.goldstrikejean.com

Railroad Pass
Henderson, NV
1-702-294-5000
www.railroadpass.com

MGM Grand Detroit
Detroit, MI
1-877-888-2121
www.mgmgranddetroit.com

Beau Rivage
Biloxi, MS
1-228-386-7111
www.beaurivage.com

Gold Strike Tunica
Tunica, MS
1-662-357-1111
www.goldstrikemississippi.com

Silver Legacy
Reno, NV
1-775-329-4777
www.silverlegacyreno.com

Grand Victoria
Elgin, IL
1-847-468-7000
www.grandvictoriacasino.com

MGM Macau
Macau, S.A.R.
853-8802-8888
www.mgmmacau.com







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